Form 20-F
period 2002-10-31
CHARTWELL TECHNOLOGY INC
filed 2003-04-23
CIK 1096952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________________ to ___________________

Commission file number  0-30456

Chartwell Technology Inc.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 700, 407 – 2nd Street SW, Calgary, Alberta, Canada T2P 2Y3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 15,817,701 Common Shares as at October 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]    Yes       No [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X]    Item 17      Item 18 [  ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ]    Yes       No [  ]

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitute “forward-looking statements,” including without limitation statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following: Registrant’s limited operating history; under-capitalization; government regulations; risks involving new product development; unpredictability of future revenues; risks of technological change; our dependence on key personnel; competition and low barriers to entry; dependence on continued growth in use of the Internet; our ability to protect its intellectual property rights and uncertainty regarding infringing intellectual property rights of others and the other risks and uncertainties described under “Business Overview — Risk Factors” in this Annual Report.

The Registrant’s management has included projections and estimates in this Annual Report, which are based primarily on management’s assessment of the Registrant’s results of operations, discussions and negotiations with third parties, management’s experience and a review of information filed by its competitors with the Securities and Exchange Commission. The Registrant cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Registrant disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

GLOSSARY

Some of the terms and abbreviations used throughout this Annual Report are defined below:

“CGC” means Chartwell Games Corp. a wholly-owned subsidiary of the Company (formerly Gaming Tech Corporation (“GT”)).

“Common Shares” means one or more common shares in the authorized capital of Chartwell Technology Inc.

“Company” or “Chartwell” means Chartwell Technology Inc.

“Flash” is a bandwidth friendly and browser independent vector-graphic animation technology. As long as different browsers are equipped with the necessary plug-ins, Flash animations will look the same. With Flash, user can draw their own animations or import other vector-based images.

“GTI” means Gateway Technology, Inc., a wholly-owned subsidiary of the Company.

“HTML” means the Hyper Text Markup Language which is the authoring language used to create documents on the World Wide Web. HTML defines the structure and layout of a Web document by using a variety of tags and attributes. There are hundreds of tags used to format and layout the information on a Web Site and on individual Web pages. Tags are also used to specify hypertext links. These allow Web developers to direct users to other Web Sites or pages with only a click of the mouse on either an image or word(s).

“Internet” is a global network connecting millions of computers. As of 1999, the Internet has more than 200 million users worldwide, and that number is growing rapidly. More than 100 countries are linked into exchanges of data, news and opinions. Unlike online services, which are centrally controlled, the Internet is decentralized by design. Each Internet computer, called the host, is independent. Its operators can choose which Internet services to use and which local services to make available to the global Internet community. There are a variety of ways to access the Internet including online services such as America Online or through a commercial Internet Service Provider.

“Intranet” is a network based on transmission control and Internet protocols (an Internet) belonging to an organization, accessible only by such organization’s members, employee or others with authorization. An Intranet’s Web Sites look and act just like any other Web Sites, but the firewall surrounding an Intranet prevents unauthorized access. Like the Internet itself, Intranets are used to share information. Secure Intranets are a growing segment of the Internet because they are much less expensive to build and manage than private networks based on proprietary protocols.

“Java” is a high level programming language developed by Sun Microsystems. Compiled Java code can be run on most computers because Java interpreters and runtime environments, known as Java Virtual Machines (VMs), exist for most operating systems, including UNIX, the Macintosh OS, and Windows. Bytecode can also be converted directly into machine language instructions by a just-in-time compiler (JIT). Java is a general purpose programming language with a number of features that make the language well suited for use on the World Wide Web. Small Java applications are called Java applets and can be downloaded from a Web server and run on a computer by a Java-compatible Web browser, such as Netscape Navigator or Microsoft Internet Explorer.

“server” means is a computer or device on a network that manages network resources. For example, a file server is a computer and storage device dedicated to storing files. Any user on the network can store files on the server. A print server is a computer that manages one or more printers, and a network server is a computer that manages network traffic. A database server is a computer system that processes database queries. Servers are often dedicated, meaning that they perform no other tasks besides their server tasks.

“Shockwave” is a technology developed by Macromedia, Inc. that enables Web pages to include multimedia objects. To create a shockwave object, you use Macromedia’s multimedia authoring tool called DIRECTOR, and then compress the object with a program called AFTERBURNER. You then insert a reference to the “shocked” file in your Web page. To see a Shockwave object, you need the Shockwave plug-in, a program that integrates seamlessly with your Web browser. The plug-in is freely available from Macromedia’s Web site as either a Netscape Navigator plug-in or an ActiveX control. Shockwave supports audio, animation, video and even processes user actions such as mouse clicks. It runs on all Windows platforms as well as the Macintosh.

“software” means computer instructions or data and includes anything that can be stored electronically. The storage devices and display devices are hardware. Software is often divided into two categories: (i) system software which includes the operating system and all the utilities that enable the computer to function; and (ii) applications software which includes programs that assist users such as word processors, spreadsheets and database management systems.

“TSX” or the “Exchange” means the TSX Venture Exchange.

“Web Site” is a location on the World Wide Web. Each Web Site contains a home page, which is the first document users see on entering the site. The site might also contain additional documents and files.

“World Wide Web” or “Web” refers to a system of Internet servers that support specially formatted documents. The documents are formatted in a language called Hyper Text Mark-up Language (“HTML”) that supports links to other documents as well as graphics, audio and video files.

TABLE OF CONTENTS

PART I	1
Item 1. Identity of Directors, Senior Management and Advisers	1
A. Directors and senior management	1
B. Advisers	1
C. Auditor	1
Item 2. Offer Statistics and Expected Timetable	1
A. Offer statistics	1
B. Method and expected timetable	1
Item 3. Key Information	1
A. Selected financial data	1
B. Capitalization and indebtedness	3
C. Reasons for the offer and use of proceeds	3
D. Risk factors	3
Item 4. Information on the Company	11
A. History and development of the company	11
B. Business overview	12
C. Organizational structure	27
D. Property, plants and equipment	27
Item 5. Operating and Financial Review and Prospects	27
A. Operating results	27
B. Liquidity and capital resources	30
C. Research and development, patents and licenses, etc.	31
D. Trend information	31
Item 6. Directors, Senior Management and Employees	31
A. Directors and senior management	31
B. Compensation	34
C. Board practices	36
D. Employees	36
E. Share ownership	37
Item 7. Major Shareholders and Related Party Transactions	38
A. Major shareholders	38
B. Related party transactions	39
C. Interests of experts and counsel	39
Item 8. Financial Information	39
A. Consolidated statements and other financial information	39
B. Significant changes	39
Item 9. The Offer and Listing	39
A. Offer and listing details	39
B. Plan of distribution	40
C. Markets	40
D. Selling shareholders	40
E. Dilution	40
F. Expenses of the issue	41
Item 10.	41
A. Share Capital	41
B. Memorandum and articles of association	41
C. Material contracts	44
D. Exchange controls	44
E. Taxation	46
F. Dividends and paying agents	52
G. Statement by experts	52
H. Documents on display	52
I. Subsidiary information	52
Item 11. Quantitative and Qualitative Disclosures About Market Risk	52
Item 12. Description of Securitites Other than Equity Securities	53
A. Debt securities	53
B. Warrants and rights	53
C. Other securities	53
D. American depositary shares	53
PART II	54
Item 13. Defaults, Dividend Arrearages and Delinquencies	54
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	54
Item 15. Controls and Procedures	54
Item 16. [Reserved]	54
PART III	55
Item 17. Financial Statements	55
Item 18. Financial Statements	55
Item 19. Exhibits	55

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

        A.   Directors and senior management.

Not applicable.

        B.   Advisers.

Not applicable.

        C.   Auditor.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

        A.   Offer statistics.

Not applicable.

        B.   Method and expected timetable.

Not applicable.

Item 3.  Key Information

        A.   Selected financial data.

The following table sets forth selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). For reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”), see note 11 to the Consolidated Financial Statements for the three fiscal years ended October 31, 2002, 2001, and 2000. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere this Annual Report. The selected financial data is expressed in Canadian dollars (in accordance with Canadian GAAP).

Our financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in the footnotes to the financial statements.

	Fiscal Year Ended October 31 (Cdn$)
	2002	2001	2000	1999	1998

Operating Revenue
Software Set-up	789,197	1,928,696	909,902	235,528	nil
Software Licensing	2,646,766	908,876	172,463	nil	nil
Interest and other	302,031	394,782	338,924	26,814	30,115

Total Operating Revenue	3,737,994	3,232,354	1,421,289	262,342	30,115

	Fiscal Year Ended October 31 (Cdn$)
	2002	2001	2000	1999	1998

Total Expenses	5,169,276	4,068,321	4,046,595	2,261,234	122,292

Income (Loss) from	(1,431,282)	(835,697)	(2,625,306)	(1,998,892)	(92,177)
Continuing Operations

Income (Loss) from Discontinued Oil	N/A	N/A	N/A	(124,192)	(103,721)
& Gas Operations(1)

Net Income (Loss)
Canadian GAAP	(1,431,282)	(835,697)	(2,625,306)	(2,123,084)	(195,898)
US GAAP	(1,448,562)	(1,671,077)	(2,744,091)	(2,179,696)	(193,914)

Net Loss per Share from Continuing
Operations
Canadian GAAP	(0.11)	(0.06)	(0.20)	(0.18)	(0.01)
US GAAP	(0.11)	(0.13)	(0.21)	(0.23)	(0.01)

Cash and cash equivalents	1,704,267	2,741,078	8,793,474	609,909	838,406
Total Assets
Canadian GAAP	6,726,183	7,937,406	9,710,042	1,587,541	1,147,104
US GAAP	6,726,183	7,937,406	9,710,042	1,587,541	1,147,104

Total Liabilities
	184,982	86,011	1,115,180	1,073,457	11,486

Net Assets	6,541,201	7,851,395	8,594,862	514,084	1,135,618

Shares Outstanding	15,817,701	15,628,501	15,550,501	11,305,501	9,630,501

(1)

On February 1, 1999, the Company sold its petroleum and natural gas properties business segment for proceeds of $127,750 cash. The Company recognized a loss of $113,397 on the sale. The operating results of this business segment for all years presented are reflected as "discontinued operations". See Note 4 of the 1999 Consolidated Financial Statements.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one Canadian dollar (“Cdn$”) expressed in terms of one United States dollar (“US$”) in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

U.S. Dollars Per Canadian Dollar

	Fiscal Year Ended October 31,

	2002	2001	2000	1999	1998

End of period	.6406	.6287	.6534	.6793	.6480
Average for the period	.6361	.6489	.6786	.6686	.6792
High for the period	.6200	.6287	.6525	.6425	.6341
Low for the period	.6619	.6697	.6983	.6891	.7140

	U.S. Dollars Per Canadian Dollar

	October 2002	November 2002	December 2002	January 2003	February 2003	March 2002

Low for the Month	.6407	.6440	.6461	.6570	.6720	.6822
High for the Month	.6272	.6288	.6329	.6349	.6530	.6709

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on August 16, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.6867 (US$1.00 = Cdn$1.4568). Unless otherwise indicated, in this registration statement on Form 20-F (the “Registration Statement” or “Form 20-F”) all references herein are to Canadian Dollars.

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with the US GAAP as noted in the footnotes to financial statements. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. References in this document to “$” and “Cdn$” refer to Canadian dollars, unless otherwise specified; references to “US$” refer to US dollars.

        B.   Capitalization and indebtedness.

Not applicable.

        C.   Reasons for the offer and use of proceeds.

Not applicable.

        D.   Risk factors.

Our securities are highly speculative. In evaluating us, it is important to consider that we are in the preliminary stage of our operations as a developer of emerging gaming entertainment software. A prospective investor or other person reviewing our business should not consider an investment unless the investor is capable of sustaining an economic loss of our entire investment. A significant majority of costs have been funded through equity issuances. Certain risks are associated with our business including the following:

Our lack of an operating history makes our future success uncertain

We acquired GTI in November 1998 to engage in the business of developing, commercializing and marketing software and technologies related to gaming and entertainment offered over the Internet. We are still in the process of developing our business. We have a limited operating history and limited experience in developing, commercializing and marketing software applications, which makes our future success uncertain. As a result of our limited operating history, it is difficult to accurately forecast our revenues, and we have limited meaningful historical financial data upon which to base our expectations of commercial success.

We may incur future losses and negative cash flow, which may affect the value of our shares.

We have a history of losses. During the year ended October 31, 2002, we had revenues from our software operations of $3,737,994. During this same period, we had operating losses of $1,431,282. As of the year ended October 31, 2002, we had an accumulated deficit of $8,091,022. We expect to incur costs and expenses related to:

•	brand development, marketing and other promotional activities;

•	the continued development, upgrading and maintenance of our software technologies;

•	commercializing our software technologies and entering into licensing arrangements;

•	financing activities; o the expansion of our product offerings and the development of new e-commerce technologies; and

•	development of strategic business relationships with decision makers in the industry.

Our ability to become commercially profitable depends on our ability to generate and sustain substantial revenues while maintaining reasonable expense levels. See “Management’s Discussion and Analysis of Operating Results.”

Our operating results are difficult to predict, which may affect our business.

Our operating results are anticipated to fluctuate significantly due to a variety of factors, many of which are outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:

–	the ability of sublicensees of our Online Games technologies to obtain new players and to encourage existing players to play Online Games;

–	the mix of games and other products developed by us;

–	CGC's inability to obtain additional licensees of our Online Games technologies;

–	our inability to adequately maintain, upgrade and develop our Online Games technologies;

–	the ability of our competitors to offer new or enhanced gaming technologies, services or products;

–	price competition;

–	fluctuations in the demand for Internet wagering;

–	an increase in the number of Internet wagering web sites;

–	the amount and timing of operating costs and capital expenditures relating to commercializing our Online Games technologies;

–	changes in the regulatory and political environment that adversely affect the Internet gaming industry, licensees and our business; and

–	economic conditions specific to the Internet, online commerce and the Internet gaming and entertainment industry.

A number of these factors are expected to affect our ability to generate revenues and to become commercially profitable. We cannot assure you that we will ever achieve commercial profitability.

Because we currently do not intend to have long-term sublicensing relationships, we could lose licensees and opportunities.

Our success depends on CGC’s ability to sublicense our products to operators of Internet gaming and other entertainment related web sites. CGC currently does not intend to enter into long-term sublicensing agreement related to the Online Games technologies. This strategy is designed to allow CGC to monitor the use of our technology. As a result, sublicensees of our technology may elect to use the technologies of our competitors, which may adversely affect our ability to market our Online Games technologies.

We may never fully develop our technologies to achieve commercial success.

We may not be able to achieve the necessary technological developments required to fully develop and commercialize our products, services or business as intended. Technology developed for Internet gaming and entertainment is rapidly changing and evolving to meet the needs and expectations of Internet users and sublicensees of Internet related software. We intend to develop technologies that are designed to be functional and feature superior graphics, sound, video and speed. Some of the technology we are developing is relatively new and untested and there is no assurance that all of the technical hurdles that might arise will be overcome. Our inability to overcome technical challenges to developing our technologies may have a material adverse affect on our business and results of operations.

We may have underestimated the expenditures and time necessary to complete further development and commercialization of our software products and the market for these and other products. Greater expenditures may be required than we have anticipated, and the amount of time required to complete development and commence operations may be underestimated. If such expenditure are more than we anticipate, we may be required to reduce allocation of our resources to other areas or to delay our development or marketing efforts, which may have a material adverse affect on our business and results of operations.

Our products will become obsolete if we do not upgrade and improve our products and develop new technologies.

The success of our products and the ability of CGC to sublicense our technologies and to develop a competitive advantage in the market will depend on our ability to improve our products and develop new and innovative technologies. Our operations will be at risk if our products are not continually upgraded and improved. The high technology industry is characterized by a consistent flow of new product and service offerings, which may render existing products and services obsolete. Without continued development, our products could be rendered obsolete in 18 to 24 months.

We may not be able to compete successfully against current and future competitors.

The online commerce market is new, rapidly evolving and intensely competitive. The competition among developers of Internet related software is also increasing especially in the online gaming industry. Currently, we compete with a number of competitors including World Gaming plc, Microgaming, Atlantic International Entertainment, Ltd., Cryptologic, Inc., Boss Media AB and a number of other software companies, many of which have similar product offerings or offer products with more features and capabilities than our Online Games technologies. Many of our competitors have substantially greater financial, marketing and other resources than us and offer a broader range services than us. Some of these competitors have diversified businesses, such as World Gaming, Boss Media, Microgaming and Cryptologic, Inc., which offer turnkey Internet casinos, in which the licensor assists the licensee by consulting in the application for an Internet gaming license, establishing an Internet gaming web site, developing and implementing a marketing strategy, providing and maintaining web site servers, providing management and web site operating services and providing clearing and credit card services. Some of our competitors have longer operating histories and have penetrated the market by licensing their software and technologies to web site operators, which have established Internet wagering businesses. To remain competitive, we may have to reduce the cost of our products and services, which may negatively affect profitability.

Our competitors may be able to develop technologies more effectively or may be able to license their technologies on more favorable terms based on the number of sublicensees that license their products. Competitors may also adopt more aggressive pricing or licensing policies than us, which may hinder our ability to penetrate the market and license our technologies.

In addition, increased competition is likely to result in price reductions, reduced gross margins and an increased number of competitors competing for market share, any of which could seriously harm our ability to generate revenues and our results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty, and our competitors may sell their software at reduced prices. In addition, should we decide to expand our product lines or develop alternative uses for our technologies, we will be required to develop marketing strategies to target those markets.

We expand our game offerings and enter new business categories that may not achieve market acceptance.

Any new game, product or service that is developed by us, which is not favorably received by sublicensees or end-users could damage our brand or reputation. This damage could impair our ability to attract new customers, which could cause our revenues to fall below expectations. An expansion of our business into other new business categories or use applications will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased business risks and could adversely affect our levels of customer service. We may choose to expand our operations by developing new games, services, products or applications for our technologies, promoting new or complementary games, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. If we allocate our resources to an expansion strategy that fails to provide acceptable returns, our results of operation may be materially adversely affected.

Our success is dependent on certain technologies developed by third-party vendors and the Internet, which may fail and have a material adverse affect on our business.

We incorporate into our products certain software licensed to us by other software developers, which are not licensed exclusively to us. Our business may be materially adversely affected if the third party software developers in which we rely upon are acquired by a competitor or terminate our ability to use their software.

Our success is also dependent licensees who depend on the Internet. Internet service providers who do not guarantee access to the Internet or the reliability of Internet service. Accordingly, we could face materially adverse consequences if Internet service providers chose not to permit Internet access to licensees.

Because our products incorporate software developed and maintained by third parties, we are also dependent to a certain extent upon such third parties’ abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. There can be no assurance that we would be able to replace the functionality provided by the third-party software currently offered in conjunction with our products in the event that such software becomes obsolete or incompatible with future versions of our products, or is otherwise not adequately maintained or updated. The absence of, or any significant delay in, the replacement of that functionality could have a material adverse effect on our sales.

Our success depends on our ability to prevent others from infringing on our technologies.

Our success is heavily dependent upon proprietary technology. To protect our proprietary technology, we rely principally upon copyright and trade secret protection. All proprietary information which is capable of copyright is marked as such. All employees and consultants are required to execute confidentiality agreements with us. There can be no assurance that the steps taken by us in this regard will be adequate to prevent misappropriation or independent third-party development of our technology. Further, the laws of certain countries in which we intend to license our technologies or products do not protect software and intellectual property rights to the same extent as the laws of Canada or the United States. We do not include in our software any mechanism to prevent or inhibit unauthorized use, but we generally require the execution of an agreement that restricts unauthorized copying and use of our products. If unauthorized copying or misuse of our products were to occur, our business and results of operations could be materially adversely affected.

While the disclosure and use of our proprietary technology, know-how and trade secrets are generally controlled under agreements with the parties involved, there can be no assurance that all confidentiality agreements will be honored, that others will not independently develop similar or superior technology, that disputes will not arise concerning the ownership of intellectual property, or that dissemination of our proprietary technology, know-how and trade secrets will not occur.

Intellectual property claims against us can be costly and could impair our business.

We believe that our products and technology do not infringe patents or other proprietary rights of third parties, however, there can be no assurance that third parties will not claim that our current or future products infringe such rights of third parties. We expect that software developers will increasingly be subject to such claims as the number of products and competitors providing Internet related software and services grows and overlaps occur. Any such claim, with or without merit, could result in costly litigation or require us to enter into royalty or licensing agreements in order to obtain a license to continue to develop and market the affected products. There can be no assurance that we would prevail in any such action or that any license (including licenses proposed by third parties) would be made available on commercially acceptable terms, if at all. If we become involved in litigation over proprietary rights, it could consume a substantial portion of our managerial and financial resources, which could have a material adverse effect on our business, financial condition and operations.

Our ability to license our technology will be adversely affected if our technology’s security measures fail.

Our technologies incorporate security and authentication protections designed to allow licensees to protect certain personal information of players, such as credit card numbers, player information and player account balances. We cannot predict that whether events or developments will result in a compromise or breach of the technology we use to protect a player’s personal information. If the security measures in our software fail, licensees may lose many customers and our ability to license our technologies will be adversely affected.

Furthermore, the servers and computer systems of licensees may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could disrupt their operations and their ability to pay us licensing fees. Any material failure of such systems may have a material affect on our business. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure you that we can prevent all security breaches.

We may need to change the manner in which we intend to conduct our business if government regulation increases

The adoption or modification of laws or regulations relating to the Internet gaming or Internet commerce could adversely affect the manner in which we currently conduct our business. Many countries are currently struggling with issues surrounding Internet gaming. More specifically, they are considering the merits, limitations and enforceability of prohibition, regulation or taxation of wagering and gaming transactions that are transacted over the Internet. There are significant differences of opinion and law between countries such as the United States, Canada, Australia, South Africa and Belize. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to gaming, communications or commerce over the Internet are becoming more prevalent. We believe that any change in either the substance or the enforcement of the applicable or proposed rules and regulations in these areas could have an adverse effect on our business and prospects.

The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses. We may need to hire additional personnel to monitor our compliance with applicable laws.

We are not aware of any regulations or laws that prohibit the development and the licensing of Internet gaming software, which may potentially be used in violation of applicable statutes. It is possible that our planned activities may be alleged to violate an applicable statute based on an interpretation of the statute or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of such proceedings, we could incur substantial litigation expense, fines, diversion of the attention of key employees, and injunctions or other prohibitions preventing us from engaging in various anticipated business activities. Such an outcome would have a material adverse effect on our business and our results of operations.

We are engaged in a business that is relatively new and it is difficult to predict the likelihood of our success.

The Internet gaming communication and entertainment industries are relatively new and will likely undergo rapid and constant change. We will need to be able to adapt to such changes and to develop technologies that appeal to licensees and users of the Internet to compete effectively. Several competitors have developed products that have been commercialized and we believe these competitors are developing new technologies that are designed to create competitive advantages for their products. We cannot assure you that the industry will continue to grow or that we will successfully develop products that will be appealing to licensees or their customers.

Our target customers are concentrated and may base their buying decision on the availability of services that we do not offer, which may affect our ability to market and sell our products.

We believe that the customers for our Online Games software are primarily individual entrepreneurs. These potential customers may make purchase decisions on the availability of services that we do not offer, such as management services, transaction clearing services, Internet gaming licensing services and Internet casino marketing services. Several of our competitors may offer these services in packages that may be more attractive to this target market. This may affect our ability to successfully market and sell our services.

The customers for our Internet entertainment and Intranet gaming software may be primarily large corporations, Indian tribes and other entities that license our technologies for their licensed casino operations or for entertainment purposes. In order to effectively target and market to this target market, we will need to develop specialized marketing programs and modifications to our software to meet their specific business needs. We cannot assure you that we will successfully be able to market and sell our technology to this target market or that such efforts will be profitable.

If we cannot build and sustain a large customer base for our products and services, our ability to upgrade, improve and develop new technologies will be adversely affected and our ability to generate revenues and earn a profit will be adversely affected.

The loss of our key management personnel may adversely affect our business.

We will depend on a relatively small number of key employees including Darold H. Parken, the President, Dave Acorn, the VP of Software Development, and Andrew Smith, our Technical Director, the loss of whom could have an adverse affect on the financial performance of our business. We do not have employment agreements with these individuals, and accordingly cannot assure you that they will continue their service with us. We currently do not maintain key man life insurance on any of our managers.

Rapid growth may strain our resources and the ability for our personnel to effectively support our business.

We expect to grow rapidly, which may strain our resources. Limitations on our personnel and resources may affect our ability to provide the quality of service, technical support and marketing support needed to achieve and maintain a competitive market position. There is a high demand for software development and sales personnel, which may affect our ability to hire qualified personnel. The loss of qualified personnel, growth in the demand for qualified personnel or our inability to recruit and train qualified personnel on a timely may adversely affect the timeliness of the services we provide or the delivery of our software.

Rapid growth may strain our resources and increase our cost of doing business by reducing our efficiency. We cannot assure you that we will have the resources necessary to develop and maintain a competitive market position.

Our inability to grow and to successfully manage our growth may harm our business.

To achieve our projected revenues and other targeted operating results, we will be required to rapidly expand our systems, procedures, controls, employee base and facilities. The success of the expansion plans will depend in part upon our ability to continue to attract, retain and motivate key personnel. Failure to make the required expansions and upgrades could have a material adverse effect on our business, financial condition, results of operations and corporate relationships. Our results of operations will also be adversely affected if revenues do not increase sufficiently to compensate for the increase in operating expenses resulting from any expansion and there can be no assurance that any expansion will be profitable or will not adversely affect our results of operations.

Our operations could be affected by currency fluctuations.

Our profitability may also be adversely affected by fluctuations in currency exchange rates. Our sublicensing agreements are denominated in United States dollars. GTI, our U.S. subsidiary, has its office located in the United States; CGC, our Belize subsidiary has its office in Belize; and our principal office is located in Canada. CGC’s obligation and our obligations related to our license arrangements are generally denominated in United States dollars. We hold our funds in Canadian dollars. Fluctuating currency rates between the United States dollar and the Canadian dollar may affect our results of operations. We do not engage in hedging transactions to protect against such fluctuations.

Our shares are considered penny stocks and are subject to the penny stock rules and there is currently no market for our shares in the United States.

Our shares are quoted on the TSX Venture Exchange and the closing price of our shares during the fiscal year ended October 31, 2002 ranged from $0.66 to $2.09 per share. Our common shares are not currently listed for trading in the United States, and we have no current plans to list our common shares in the United States. Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in “a penny stock.” A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares will be deemed penny stock for the purposes of the Exchange Act if a market should develop in the United States. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks. We cannot assure you that a market will ever develop for our common shares in the United States.

Our licensees rely on credit cards for a substantial portion of the deposits by their customers.

We derive most of our revenues from the revenues of our licensees, which are directly dependent on the amounts of funds deposited by their customers. A substantial portion of these deposits are made by credit cards. Many issuing banks of the major credit cards, Visa and MasterCard, like MBNA, Bank of America and Chase Manhattan Bank and Citibank have announced that they will decline authorization to Americans who try to use their credit cards for online gaming. Non-U.S. banks processing the online gaming transactions can become targets of the U.S. criminal proceedings under the newly enacted Patriot Act. The jurisdiction of the United States now extends to all non-U.S. banks that have correspondent accounts in the United States. United States can freeze the non-U.S. bank’s U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers, because the U.S. Justice Department currently views all offshore gaming funds as tainted, and all offshore gaming as illegal. This creates a disincentive to the banks to process online gaming transactions and could adversely impact the revenues of our licensees.

Additionally, many banks currently will not process transactions with the industry code for Internet gaming when the credit card is not physically presented to the merchant, due to the perceived increased risk of chargebacks. If additional issuing banks also decide not to process such transactions, this will make it more difficult for customers to deposit funds for betting. This would likely lead to lower revenues for the licensees and consequently would have a negative effect on our royalty revenues.

United States civil liabilities may not be enforceable against us.

Our directors and executive officers, and certain of the experts named in this annual report, are not residents of the United States, and virtually all of the assets of these non-U.S. persons, and virtually all of our assets, are located outside the United States. As a result, it may not be possible for you to serve summons and complaints within the United States upon these persons. Similarly, it may not be possible to enforce in U.S. courts, against these persons or against us, judgments of the U.S. courts based upon civil liability provisions of the U.S. federal or state securities laws. In addition, it may be difficult for you in original suits or in suits for the enforcement of judgments of U.S. courts to enforce certain civil liabilities based upon U.S. federal or state securities laws in Canada against us, our directors, executive officers, or our experts.

Item 4.  Information on the Company

        A.   History and development of the company.

Introduction

Chartwell Technology Inc. (“we,” “us,” “our,” “Chartwell,” the “Company” or the “Registrant” as the context requires) and our wholly owned subsidiaries, Gateway Technology Inc. (“GTI”), a Delaware corporation, and Chartwell Games Corp (“CGC”), formerly Gaming Tech Corporation (“GT”), a Belize corporation, are engaged in the business of developing, marketing and licensing computer software applications for gaming and entertainment on the Internet and internal intranet systems. Our principal office is located at 407 — 2nd Street SW, Suite 700, Calgary, Alberta, Canada, T2P 2Y3.

Our common stock trades on the TSX Venture Exchange under the symbol CWH.

General Development of Business

We were incorporated as “Napier Explorations Inc.” in British Columbia on December 16, 1987 to engage in business as a mineral exploration company. We changed our name to “Brockton Resources Inc.” on May 1, 1989. From our inception to April 1992, we conducted a program of mineral lease acquisition and exploration activities. We abandoned our mineral properties in April 1992. On November 19, 1992, we changed our name to “Chartwell Ventures Ltd.”

We remained inactive until May 1994, when we acquired a 1.967% working interest in a petroleum and natural gas property, the Harmattan East Viking Unit No. 1 located in Township 32, Ranges 2 and 3, W5M, known as the “Harmattan Property”, for $740,000. Mobil Oil (Canada) was the operator of the Harmattan Property and we received revenues from production on the Harmattan Property through our working interest. On December 18, 1995, we continued our incorporation into Alberta, Canada under the Business Corporations Act of Alberta. From June 1994 through November 1998, our only asset and business was our working interest in the Harmattan Property.

Effective November 1, 1998, we acquired GTI, which was engaged in the business of developing software and integrating computer hardware and software for Internet and Intranet based computer applications. After acquiring GTI, we shifted our business strategy from the oil and gas industry to the software technology development and licensing industry. On December 8, 1998, we changed our name to “Chartwell Technology Inc.” At this time, we changed our business to the development of computer software.

In February 1999, we sold our entire interest in the Harmattan Property to 586983 Alberta Ltd., a private Alberta company. The sale price, $127,750 in cash, was negotiated at arms’-length. Our sale of the Harmattan Property was effected to divest our oil and gas operation and to focus our resources on the development of our computer hardware and software integration business. We submitted a filing statement with the Alberta Stock Exchange related to our change in business in accordance with its policies. The Alberta Stock Exchange accepted our filing statement on December 7, 1998.

During our fiscal year ended October 31, 1999, we raised $500,000 through a private placement of convertible debentures and share purchase warrants (“1999 Warrants”) and $1,000,000 through a private placement of special warrants (“1999 Special Warrants”) completed on May 26, 1999. All of the 1999 Special Warrants and 1999 Warrants were exercised in 2000 resulting in the issuance of 1,100,000 Common Shares in aggregate and resulting in a further cash infusion of $1,375,000. Effective June 7, 1999, all of our convertible debentures were converted into 500,000 Common Shares.

During the year ended October 31, 2000, we raised $10,075,000 through a private placement of Special Warrants completed on March 10, 2000.

During the year ended October 31, 2002, the Company continued development and licensing of software products. Our marketing and sales efforts were focused mainly on Europe and Asia due to the perceived demand from this region. Working capital at October 31, 2002 was $6,009,181.

        B.   Business overview.

OUR BUSINESS

Our business plan and strategy is to focus primarily on the development, marketing and market development of our Internet entertainment software.

Development of Our Business

We, through our subsidiaries, specialize in developing and licensing Internet and Intranet based computing solutions, with a focus in the area of Internet based commerce and Internet/Intranet gaming.

We organized Chartwell Games Corp. (formerly, Game Tech Corporation) as an independent operating subsidiary to license and manage the wagering version of our Online Games software application. On November 1, 1999, we sold certain parts of our interest in our gaming software and assigned all our software sublicensing agreements related to our gaming software to GT.

Our business plan and strategy is to focus primarily on the development, marketing and market development of our Internet entertainment software.

OUR PROJECTS

Entertainment Software Products

Our Internet gaming product is our Java based Online Games software and technologies, which allow users to play casino-type games in a virtual casino. We have also incorporated Flash technology in our products and we are incorporating the use of Shockwave in our new development. Our software can run on the Internet or in an Intranet environment. Our Online Games software can be operated in two modes: a wagering mode for real money applications or a free mode for fun or entertainment applications. Online Games is a computerized gaming environment, which is intended to closely resemble an actual casino in appearance, sound and interaction. The software has been designed to make the action as fast as real casino games, accompanied by the sounds and visual effects of a physical game. A running credit/tally is constantly visible to allow players to “cash-out” points, credits or dollars at any time.

Our Online Games offer standard casino games of chance.

Game	Description

Casino stud poker	A poker based stud game, where the player simply has to beat the dealer.

Pai Gow poker	Based on the Chinese tile game by the same name, it is played in a poker format using seven cards to make one five card hand and a separate two card hand that can beat both the dealer's hands that have been set up in the same way.

Three card poker	Two games beat in one, Three-Card Poker offers the player the option of playing either Ante Play or Pairs Plus, or both games combined. Ante Play is a beat the dealer poker-type game. Pairs Plus is a bonus-type game where, dependent upon the result of their hand, players win pre-determined payouts.

Blackjack	Traditional game of 21, where the player tries to beat the dealer's hand, without exceeding 21.

Game	Description

Roulette	Based on the physical wheel oriented game where the player selects numbers or other parameters and wagers that the number will result from the number spin of the roulette wheel. The Online Games player selects numbers or other parameters and wagers that the number will result from the number randomly selected by the casino's computer when the player clicks on the spin button.

Baccarat	In this game the player either bets with the bank or against it. The player has no direct decisions as to the outcome of the hand.

Craps	Based on a dice game where the player bets with or against the "roller" on the potential outcome of the next roll of the dice. The game randomly generates combinations or rolls the dice when the player clicks on the roll button.

Red Dog	Also known as "Between the Sheets", the object in Red Dog is to bet on the spread between 2 original cards and the odds of a 3rd card drawn falling between (and not identical to either of) the 2 cards. The game is played using a single deck of 52 cards which are shuffled after each round. Player can double original bet after viewing cards.

Casino War	In Casino War, both you and the dealer are dealt a single card face-up. The object of the game is to obtain a higher value card than the Dealer. In the event of a tie, you have the options of "Surrender" or going to "War" to settle the tie. The game is played using a one deck of 52 cards, shuffled after each round.

Bingo	Based on the traditional Bingo game where the player marks out randomly selected numbers in patterns on a game card to win.

Online Games also offers different types of video poker and slot machine type games.

Game	Description

Three Reel and Five Reel	The player spins the wheels and hopes to achieve a winning combination of symbols.
Slots:
All slots are similar in function. The player determines the amount of the wager and pulls or spins the slot wheels by clicking on the slot handle or spin button.
The nuances between the slots are the theme or type of items on each wheel and the payout amounts of each.

Video Poker:	Video Poker is a single deck deal and is re-shuffled after every play. The games use rules for payout as posted on each of the machines. Players may throw away the whole hand if they wish. All video poker is similar in function, the player receives five cards and chooses which to keep in order to make the best possible hand after receiving their new cards. The nuances between the games are minimum winning hands and amount of wild cards.

"Jacks or Better" - No wild cards, minimum winning hand is a pair of jacks.
"Joker's Poker" - One wild card (the joker), minimum winning hand is two pair.
"Deuces Wild" - Four wild cards (all 2's), minimum- winning hand is three of a kind.
"All American" - No wild cards, minimum winning hand is a pair of jacks.

Our Online Games software has been designed to be as easy to use as possible and to include extensive help features to assist players entering the on-line gaming area. Help features have been designed to assist users to operate the gaming software and to explain the following:

•	objective of each game;
•	rules for each game;
•	strategy and tips for each game; and
•	odds given and pay-out information.

We believe that maintaining a gaming environment, which includes security measures to protect player information, confidentiality of player information, variety of games, guaranteed pay outs, state of the art graphics, sounds and processing speeds, will contribute to our ability to generate licensing and sublicensing revenues. We have designed our Online Games to feature the look, feel and speed of wagering games that are played in a physical environment by using proprietary technology that incorporates state of the art graphics, sounds and processing speeds.

Our Online Games software provides the following built-in security features that are designed to prevent hackers or licensees of our software from manipulating games and systems, including:

•	a high-level security system that requires passwords to access our server systems;
•	hard coding our game logic software so that it can only be reprogrammed by us, to prevent manipulation of the gaming programs;
•	isolated source code security so that the source code is not located on the application server and to prevent access or manipulation;
•	the use of password encryption software for data transmissions; and
•

requiring licensees to implement security measures to protect their servers and web sites, including secure communication lines between the licensee and third-party credit card processors, using password encryption software and requiring authentication to verify the identity of the parties sending and receiving data.

Although we have implemented security measures to prevent tampering or manipulating of our games, we cannot guarantee that such security measures will not be breached or that future technologies will not render our systems obsolete. If our Online Games security measures are breached, our business and results of operations will be adversely affected.

We have also developed related applications that integrate with our Online Games software into an integrated Internet gaming package. These related applications include the following:

Application	Description	Features

CyberBoss	a comprehensive casino	• Virtual Pit Boss:	• Player Reports:
	administration utility	Provides current real-	Provides play reports
	software	time data on casino	including Top
		activities	Winners, Losers,
		• Player Management:	Bettors and
		Allows the operator to	Demographics
		and edit player	• House Reports
		information, view and	Provides complete
		edit player accounts.	details of casino
		• Casino Management	revenues, game
		Creates and edits	activity and player
		casino operator	activity.
		information.	• Game Reports
		• Transaction	Produces reports on
		Management: Allows	winning and losing
		the operator to review,	games.
		approve and manage	• Promotions
		player fund*s	Management:
		withdrawals.	Includes Bonus
Management
capabilities.

CyberBanx	an online electronic banking
interface that handles
direct bank transactions and
electronic cash

Our CyberBoss is an internal administrative utility available to licensees who require an administrative utility to access and classify server and transaction data. Our CyberBoss system features password encryption features for data transmissions and access by the licensee. We do not administer the CyberBoss system or store licensee casino operation data on our servers.

Our CyberBanx features a high-level security system the uses multiple level password encryption software for data transmissions. Our CyberBanx system is designed to interface with third party credit card and wire fund transfer processing systems. Our CyberBanx software can be programmed to require a variety of player information including name, address, credit card number, maximum player information that may be required by third party credit card and wire transfer processing systems. CyberBanx also features technology that permits licensee to authenticate and verify the identity of the parties sending and receiving data.

We continually upgrade our support software and technologies to increase the functionality and the capabilities of our software. Maintaining a high-quality gaming environment is critical to the success of our Online Games product and to our licensing revenue. The Online Games software is subject to technological obsolescence and as technology advances, we will attempt to stay ahead of the competition by upgrading the quality of the software with respect to graphics, sound, features and speed of play to meet rising user expectations.

Online Games Licensing

CGC licenses Online Games play for real applications only to operators of Internet gaming Web Sites who have been granted Internet gaming licenses by jurisdictions that permit Internet gaming, such as Belize. We also license our Online Games applications to a variety of entertainment Web Sites for entertainment and promotional purposes. We modify our Online Games applications to meet our licensees’ specifications and marketing theme. We do not offer electronic funds transfer services, provide credit card processing or banking services, conduct any gaming operations on our Web Site or server, provide gaming marketing or administrative services or provide services related to obtaining gaming licenses or governmental approval for gaming activities. Our business is developing and licensing entertainment software and software that is designed to assist operators with the administration and management of a variety of game playing Web Sites. Our licensees must, therefore, manage, support and administer their own Web Site servers and the games offered on their sites and market their Web Site operations without our assistance.

The material terms of CGC’s standard licensing agreement are as follows:

•

The initial term is generally for a period of three years, renewable for an additional two year period unless the licensee provides written notice of termination at least 60 days prior to the expiration of a term;

•	The licenses are non-exclusive and non-transferable;

•	CGC may terminate the license agreement if the licensee breaches any material term of the license;

•	We will maintain and upgrade our software and retain all right, title and interest in our technologies;

•	The licensee pays a set-up fee and a monthly licensing fee, which may be a fixed fee or a royalty fee, based on use of the software or revenues of the licensee’s business; and

•

The licensee must be licensed and located in a jurisdiction that permits Internet gaming and must remain in full compliance with the gaming laws and regulatory requirements in the licensing jurisdiction.

CGC has reserved the right to cancel any license if certain standards are not met, including:

•	The licensee must maintain in good standing proper licensing and authority to use the Online Games application;

•	The licensee must use the Online Games application in a fair and legal manner under applicable law;

•	The licensee must use the Online Games application in accordance with the terms of the license;

•	The licensee must pay licensing fees in accordance with the terms of the license; and

•

The licensee must implement quality control measures, including paying winners, developing and adhering to confidentiality and security policies, posting gaming rules on their Web Sites, restricting access to players that meet the licensee’s gaming license, and updating their Web Site to use our most current version of the Online Games software.

CGC has implemented the following procedures to monitor the quality of its licensees’ operations:

•

CGC’s staff monitors third party Web Sites that review Internet gaming Web Sites and register player complaints about gaming Web Sites to identify potential quality problems related to its licensees. Web Sites such as I-Gaming News.com maintain a database of “black listed” casinos based on complaints received from players;

•

CGC maintains direct contact with each licensee and conducts periodic audits of our licensees’ Web Sites and internal systems to verify that licensees are complying with minimum systems and security requirements;

•	CGC’s staff periodically conducts live tests of the licensee’s games to assess whether they appear to be conducted in a fair manner; and

•	We engage third parties to conduct independent evaluations and to provide reports related to our Online Games products.

As of January 31, 2003, CGC has licensing agreements with twenty-two (22) licensees. Thirteen (13) of these licensees have launched licensed Internet gaming Web Sites. The Company cannot confirm if or when the remaining licensees will launch their Web Sites.

None of the Company, GTI or CGC intend to own or operate any Internet gaming operations.

Other Revenue Opportunities

Play for Fun Applications

We define our market for the play for fun application of our software as an international group of Internet content providers, retail companies with business-to-consumer e-commerce Web Sites, portal and community Web Site operators, land-based casinos, and corporations using Internet/Intranet for internal communication. The broader market of browser based entertainment software is of significant interest to Chartwell. We believe there is a demand for entertainment software of all kinds and we have identified niche markets where we can compete effectively.

Land-Based Casinos – Internet/Intranet: Land-based Casinos (“LBCs”) provide a potential sales channel for Chartwell’s play for fun software designed to satisfy their need for relevant content on their Web Sites for:

•	obtaining data from prospective visitors

•	use as an educational tool on various games

•	use as a promotional tool

Portal Sites and Virtual Communities – Internet: Virtual communities and portal sites are growing at a rapid rate. With games content having been identified as a leading attraction and retention tool, this market provides further sales potential.

Online Retail Sites – Internet: A marketing campaign targeting online retail sites is currently in development. Specific product items such as slot machines have been identified as having the greatest potential. Games will also enable retail sites to offer promotional discounts and giveaways in exchange for customer information (data mining) that can be used for direct and specific marketing.

Hotel/Cruise Ships Industry Incentive Programs – Intranet: Chartwell plans to develop customized play for fun casinos for this industry where guests could play for entertainment or possibly earn prizes and credits for hotel services.

Chartwell’s position in the industry is directed by a fundamental corporate policy that prohibits participating in the ownership or operation of Internet gambling sites. A consequence of this policy is a considerable loss of potential short-term revenue inherent with running a profitable casino or casinos, but it also allows the Company to focus on software development and niche markets in the play for fun, entertainment, and incentives industries.

Internet Games and Gaming Software Market

The market for Internet gaming software applications is relatively new and the size of the market is difficult to estimate. Internet gaming is a global industry with the ability to transcend traditional geographic barriers. Developing and licensing our Online Games software is our primary business activity. CGC licenses Online Games software to operators of Internet gaming web sites.

We have an ongoing marketing campaign to position our entertainment mode software as a leader in play for fun content applications for virtual community web sites. We believe that entertainment applications are one of the fastest growing segments of the Internet industry. We have developed our software with multi-language capabilities to access other potential market areas in the entertainment content segment of the Internet software business.

We cannot assure you that we will benefit from the increased size of the Internet gaming market or the growth trend in the market in recent years. We also cannot assure you that we will be able to successfully compete against established companies that are in the business of licensing Internet gaming software.

Intranet Games and Gaming Software Market

Intranet games are designed to be played over local area networks as well as wide area networks or Intranets such as those operated by hotel chains and international sales organizations. These applications are intended to provide pure entertainment or incentives for guests, clients and personnel of the Intranet operators or can be integrated into a licensed or approved gaming operation. The market for Intranet gaming software applications is relatively new and accordingly, it is very difficult to estimate the size of the market. The Intranet market can include both real money wagering and play for fun applications. We anticipate that land based hotel Casino operators for in room gaming applications and Indian tribe casinos will be potential target markets for this technology.

We have begun marketing efforts targeted at this potential market segment, however we have made no sales to date and accordingly we cannot assure you that we will successfully license our technology for these applications.

Competition

There are currently several competitors for the licensing of play for real Internet gaming software, including, among others, Access Gaming Systems, Global Entertainment, iCrystal Inc., iGlobeMedia, Innoco, Max Skyweb, OddsOn Inc., Q-Seven Systems, Radiate Software, Random Logic, Realtime Gaming, Starnet Systems, World Net Gaming, First Multimedia Group, GamblingSoftware.com, Net Entertainment, Unified Gaming, Dot Com Entertainment, World Gaming PLC, Microgaming, Cryptologic Inc. and Boss Media AB. We believe that each of these competitors offers Internet gaming technologies that compete directly with our Online Games application. Many of these competitors have greater financial resources than us and have established relationships with licensees or are operating Internet gaming Web Sites. See “Risk Factors”.

Many of our competitors currently offer a full range of products and services, including Internet gaming software, assistance in procuring licenses, electronic funds transfer services, data management services, administrative services, hosting of server software, credit card processing and other banking services, marketing consulting services and turn-key Internet gaming systems.

There are also a large number of competitors in the play for fun software market, ranging from large game developers such as Nintendo and Sega to individual game developers, any of whom may develop products which directly compete with ours.

We believe that our competitors may develop software and technologies that compete with our technologies. These potential competitors include large software development companies that develop a broad range of products as well as Internet gaming companies that have developed technologies for their own businesses.

Technology

Although software development varies significantly in terms of the programming languages used and operating systems on which such software runs, we view the Internet games and gaming software markets as being divided between applications which are developed in popular programming languages such as C++ which require the user to install software prior to playing and those applications developed in Java which require no installation. Our Online Games software was developed in Java and Flash. The cross-platform nature of Java makes it possible to play Online Games on all major operating systems without having to install any part of the software prior to playing. We believe the browser based capability of our software provides a competitive advantage over our competition whose software requires installation.

We believe that our no install, Java and Flash based Online Games software will provide licensees with the ability to present our players with the most current version of our Online Games every time a user logs onto a system with no need to install upgrades.

Our Online Games software is designed to run on all popular web browsers including Internet Explorer, Netscape and on AOL. The server software was designed to operate in the Windows NT and 2000 operating system and has been modified to operate on Linux and Unix systems.

Strategic Relationships

Our strategy is to develop internet games and gaming software that can be licensed by CGC. CGC has developed strategic relationships with licensees, which use our Online Games technologies to develop virtual casinos on the Internet. We anticipate we will receive ongoing license fees from these licensing arrangements. We also anticipate our licensees will provide useful feedback, such as the popularity of games, requested features, operational suggestions to improve web site administration, customer comments, which are expected to assist us in upgrading our technologies and developing the next generation of products and gaming solutions.

We anticipate that CGC may also enter into strategic relationships with potential vendors and licensees of our Intranet gaming and entertaining solutions. These vendors and licensees may allow us to offer our Intranet solutions for applications in land based gaming establishments. We also believe that our Intranet solutions may be successfully marketed as an entertainment product in non-gaming environments. We anticipate that vendors and licensees of our Intranet software solutions may provide useful feedback, which may assist us in developing new technologies and in marketing our products.

We intend to establish strategic relationships with virtual community web sites for the development of our gaming software applications as entertainment content, with operators of other Internet gaming operations who provide licensed sports betting facilities, bingo operators, Internet service providers and telecommunications companies. None of these strategic relationships for our intranet products have been established to date, and there can be no assurance that we will successfully enter into any such relationships.

Regulatory Environment — Internet Gaming Regulation

Many countries are currently struggling with issues surrounding wagering and gambling over the Internet. More specifically, they are considering the merits, limitations and enforceability of prohibition, regulation or taxation of wagering and gambling transactions that are transacted over the Internet. There are significant differences of opinion and law between countries such as the United States, Canada, Australia, Liechtenstein and Antigua. Nevertheless, several countries accept Internet gambling as legal and some countries offer licenses for the operation of online casinos.

To the best of our knowledge, all of CGC’s licensees operate their interactive Casinos from jurisdictions where Internet gaming is regulated or tolerated. All licensees are required to provide a representation in their license agreements to the effect that such licensee will assume responsibility for determining the legality of using our software, including, without limitation, accepting wagers in whichever jurisdictions they choose to market to and receive wagers from.

As has been the case for several years, a significant debate exists whether the laws of any country other than the country where the computer gaming servers are physically located have jurisdiction over the operations of a licensee. We license our software only to licensees that maintain an internet gaming license issued by a jurisdiction in which internet gaming is legal.

In the United States, the Federal Interstate Wire Act contains provisions which make it a crime for anyone in the business of gaming to use an interstate or international telephone line to transmit information assisting in the placing of wagers, unless the wagering is legal in the jurisdictions from which and into which the transmission is made. There are other federal laws impacting gaming activities including the Interstate Wagering Paraphernalia Act, the Travel Act and the Organized Crime Control Act. However, it remains unresolved whether these other laws apply to gaming conducted over the Internet.

Various U.S. regulatory and legislative agencies are conducting studies of interstate and interactive wagering and one, the National Gambling Impact Study Commission, has recommended the prohibition of Internet gambling within the United States and the development of enforcement strategies by the Department of Justice.

There has been an effort in the United States Congress to prohibit certain types of interactive gaming. Senator Jon Kyl of the United States Senate introduced a revised proposal intended to prohibit and criminalize Internet gambling. This Bill (S. 692) passed the Senate on November 11, 1999, but did not become law in 1999, 2000 or 2001. On October 21, 1999, Representative Goodlatte introduced the Goodlatte Bill in the House of Representatives (H.R. 3125) with similar language to the Kyl bill. The Goodlatte Bill was voted on by the House of Representatives on July 17, 2000 under suspension of the rules, which limited debate and required a two-thirds vote for passage. The vote failed to receive the necessary two-thirds vote required for passage. However, it was supported by over sixty percent (60%) of those voting. Efforts to introduce similar legislation continued in 2002, and are expected to continue in 2003.

In addition, the Internet Gambling Funding Prohibition Act (H.R. 4419) was introduced in the House of Representatives in May 2000 in the House of Representatives. In the form introduced, this bill would prohibit any gambling business from accepting any financial instrument (defined as any check, wire, credit card charge or any other transaction facilitated by a financial institution) for the purpose of Internet gaming. Efforts to introduce similar legislation continued in 2002, and are expected to continue in 2003.

It is impossible to predict the outcome of such legislative efforts. Any federal legislation that would prohibit wagering over the Internet will likely have a material adverse effect on the business of licensees of our gaming software and our results of operations. We believe that any change in either the substance or the enforcement of the applicable or proposed rules and regulations in these areas could have an adverse effect on our business and prospects.

In the United States, all 50 states currently have statutes or regulations regarding gaming activities, and three states have no gaming at all. In most states it is illegal to place or accept a wager, with specific state-by-state statutory exceptions. Some states, including Minnesota, Missouri and New York, have filed criminal complaints against Internet gaming operators.

In other areas of the world, there are countries and states that are legalizing Internet gaming and moving toward regulation and licensing of operators. For example:

•

Queensland, Australia, has chosen to protect gaming consumers who play games offered over the Internet through regulation embodied in the Interactive Gambling (Player Protection) Act 1998. The primary aim of the Act is to regulate Internet gaming, and to provide players with protection mechanisms in a secure regulatory environment. The Act requires all players to be registered, subject to providing satisfactory proof of identity, residence and age. The Queensland Office of Gaming Regulation is enforcing the Act and regulating licensees to ensure that interactive gambling is conducted in accordance with the Act.

•	The United Kingdom is sponsoring a web-site for its national lottery.

•	One of the biggest Internet lotteries ‘One Billion Through Millions 2000’ is sponsored by the principality of Liechtenstein under contract with the International Red Cross.

•	Dominica sponsors its own Internet gambling web-site.

•	A number of Caribbean countries accept Internet gambling as legal.

In response to the events of September 11, 2001 the United States enacted the USA PATRIOT ACT, which is intended to address worldwide terrorism. However, the USA PATRIOT ACT includes provisions targeted against Internet gaming. The jurisdiction of the United States now extends to all non-U.S. banks that have correspondent accounts in the United States. This means that any such non-U.S. bank processing U.S. gaming transactions will be violating the U.S. law, regardless of the fact that they are in full compliance with the laws of their own country. Pursuant to the USA PATRIOT ACT, the United States can now obtain a pretrial restraining order freezing assets, including bank accounts, of defendants in U.S. civil actions, once process has been served on the non-U.S. party. This means that the U.S. merely has to serve papers on a non-U.S. bank, and it can freeze the non-U.S. bank’s U.S. correspondent account, if that bank is processing U.S. Gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers. Thus, if allegedly tainted funds are deposited in a non-U.S. bank account of a non-U.S. bank, the United States can seize and forfeit an equal amount of funds on deposit in the non-U.S. bank’s correspondent account.

Currently, the U.S. Justice Department views all offshore gaming funds as tainted, because it believes that all offshore gaming is illegal. This creates a disincentive for non-U.S. banks to provide banking services to Internet gaming operators, thus negatively impacting our market of potential licensees. MBNA, Bank of America and Chase Manhattan Bank and Citibank have announced that they will decline authorization to Americans who try to use their credit cards for online gaming.

In addition, as electronic commerce further develops, it may generally be the subject of government regulation. As well, current laws, which pre-date or are incompatible with Internet electronic commerce, may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company’s business, revenues, operating results and financial condition.

We are unaware of any regulations or laws that prohibit the development and the licensing of Internet gaming software, which may potentially be used in violation of applicable statutes. It is possible that our planned activities may be alleged to violate an applicable statute based on an interpretation of the statute or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of such proceedings, we could incur substantial litigation expense, fines, diversion of the attention of key employees, and injunctions or other prohibitions preventing us from engaging in various anticipated business activities. Such an outcome would have a material adverse effect on our business and our results of operations.

CGC’s strategy is to sublicense Online Games software to operators that are licensed to operate Internet gaming web sites. As such, we believe CGC’s activities will conform to current gaming laws and regulations. However, there is little case law authority related to the interpretation of gaming statutes as they relate to they relate to the Internet and the wording of many of the applicable statutes is ambiguous. Consequently, it is possible that sublicensees of Online Games applications may be alleged to violate an applicable statute based on an interpretation of the statute or based on a future change of law or interpretation or enforcement policy.

Marketing Strategies

The following summarizes our strategic focus and operating strategy:

PENETRATE THE INTERNET ENTERTAINMENT SOFTWARE MARKET. We intend to market our Online Games technologies as entertainment software solutions for both Internet-based and land-based casino operators that desire to launch Intranet games for entertainment or wagering. We intend to penetrate the market by identifying market leaders and licensing our Online Games technologies on mutually beneficial terms to establish the Online Games brand name in the market.

PROVIDE HIGH QUALITY, INNOVATIVE AND SUPERIOR PRODUCTS AND SERVICES. We anticipate we will position our product in the market based on the quality of our graphics, sounds, features and speed of our software and systems. We intend to remain focused on designing technology that achieves efficiency for licensees and that is innovative, easy to use and appealing to players. We intend to monitor the expectations of users of our technology and to develop technologies for our next generation of software and games.

PROVIDE AN INNOVATIVE SOLUTION FOR LICENSEE SUCCESS. A key to our success will be the success of licensees. We intend to design software systems for licensees to meet their needs and the expectations of their customers. We intend to assist licensees by providing customized software solutions featuring unique graphics, themes and features that will allow licensees to differentiate their web sites and games in the marketplace.

We cannot assure you that we will successfully differentiate our technologies from our competitors or will develop a competitive advantage in the marketplace.

Product Development Strategy

We believe that the most significant factor influencing the licensing of Internet gaming software is player appeal followed by a mix of elements including price, service, reliability, technical capability, interface capability, upgradability, ability to customize and differentiate from other web sites, management and administrative support tools and the financial condition and reputation of the developer. We believe the factors affecting player appeal is a combination of play features, game variety, ease of use, appealing graphics, sound and special effects, speed and pay outs.

To increase the player appeal of Online Games, we have designed Online Games to be easy to use and to play and to feature appealing graphics, sound and special effects and speed. We intend to make significant investments in research and development in designing our next generation of Online Games, Version 4.0, to feature additional games such as bingo. We intend to develop new technologies and to license the latest available technologies to improve the look, feel and speed of our games. Our goal is to incorporate speed, graphics, sounds and features into our games to differentiate our Online Games from those of our competitors. We estimate that we may spend approximately $3.2 million during the fiscal year ending October 31, 2003 on software maintenance, new game development and intranet application development.

To appeal to licensees, we intend to develop technologies that allow operators to market and differentiate their Internet casinos by featuring unique themes and customized visual elements. We customize the graphics and sound of our Online Games to feature the themes that allow each sublicensee to target specific target markets based on their individual marketing strategy. We also intend to enhance our technologies to provide data support and information systems that allow operators to develop and manage marketing programs targeted at their customers and to manage the administrative and financial aspects of their business efficiently through data retention and analysis and accounting capabilities.

ACQUISITION OF GATEWAY TECHNOLOGY INC.

GTI Share Purchase Agreement

We acquired all of the issued and outstanding shares of GTI pursuant to a share purchase agreement dated November 1, 1998, by and among us, GTI and shareholders of GTI, including David Bailey, Steven Latham and Richard Latham (collectively, the “GTI Shareholders”). Under the terms of the Share Purchase Agreement:

(i)

we issued 1,000,000 of our common shares as consideration for 100,000 shares of GTI, constituting all of the GTI issued and outstanding shares, to the GTI Shareholders (600,000 shares to David Bailey, 250,000 shares to Steven Latham and 150,000 shares to Richard Latham);

(ii)	the shares we issued to the GTI Shareholders were issued subject to the terms and conditions of an Escrow Agreement (See “1998 Escrow Agreement”);

(iii)	we agreed to enter into employment agreements with each of the GTI Shareholders (See “Compensation of Officers and Directors — Employment Agreements”); and

(iv)	we agreed to include certain terms in the GTI Shareholders’ employment agreements including, among other terms, that:

(a)	each GTI Shareholder would be appointed as a director of GTI,

(b)	each GTI Shareholder would be employed full-time by us,

(c)	each GTI Shareholder would receive a salary of $60,000 per year for the first year, and

(d)

each  GTI Shareholder would be granted options immediately exercisable to acquire shares of the common stock of Chartwell at $1.00 per share (166,667 shares to David Bailey expired unexercised on October 31, 1999, 166,666 shares to Steven Latham expiring October 31, 2003 and 166,666 shares to Richard Latham expiring October 31, 2003).

The shares we issued to the GTI Shareholders were valued at $1.00 per share for a cumulative value of $1,000,000. We based the value of such shares on average trading price of our shares 10 days prior to entering into the agreement to issue such shares to the GTI Shareholders. The number shares issued to the GTI Shareholders was determined through arms’ length negotiations between our management and the GTI Shareholders, unrelated parties at the time.

Software Purchase Agreement

On February 1, 1999, we and GTI entered into a Rights and Software Purchase and Sale Agreement (the “Software Purchase Agreement”) pursuant to which we acquired all of GTI’s rights, title and interests to the technologies GTI owned pursuant to a Software Transfer Agreement (the “CCC Transfer Agreement”) and a Value Added Distributor Agreement (the “Value Added Distributor Agreement”) by and between GTI and Corel Computer Corp. Under the terms of the Software Purchase Agreement, we and GTI agreed as follows:

(i)

we agreed to pay a purchase price of US$100,000 for the transfer of the technology by acknowledging the satisfaction of a debt in the amount of US$100,000 owed by GTI to us for advances we made to GTI subsequent to the closing of our acquisition of GTI;

(ii)

we assumed all GTI’s obligations under the CCC Transfer Agreement including the obligation to pay a 5% net receipts (amounts received directly or indirectly in connection with the commercial use of the technologies), offset by US$75,000 in advance royalties paid by GTI;

(iii)	we acquired all rights, title and interests to certain software technologies developed by Corel Computer Corp. and transferred to GTI under the CCC Transfer Agreement; and

(iv)	we assumed the Value Added Distributor Agreement.

CCC Transfer Agreement

On October 8, 1998, GTI entered into a software transfer agreement with Corel Computer Corp., the CCC transfer agreement, pursuant to which GTI acquired from Corel all proprietary rights to certain software code, which formed the basis of our first “Casino” internet gaming product. Under the terms and conditions set forth in the agreement, GTI agreed to pay Corel the following amounts:

(i)	$75,000 on October 30, 1998;

(ii)	$25,000 on November 30, 1998, as a nonrefundable advance on royalties due under the agreement;

(iii)	royalties calculated on the basis of 5% of net receipts (amounts received directly or indirectly in connection with the commercial use of the technologies).

GTI also agreed to pay all federal, provincial and state use, sales or value-added taxes, or any other taxes, duties or governmental charges related to the operation of GTI’s business activities, the net receipts or the royalties and payments paid to Corel (not including Corel’s income tax), and granted to Corel a first priority fixed security interest in the software and the proceeds thereof. GTI also agreed to indemnify and hold Corel harmless from and against any and all claims, demands, costs and liabilities arising directly or indirectly out of claims brought by end users or third parties related to the use of the software.

The CCC Transfer Agreement was assumed by CGC, pursuant to the GT Transfer Agreement. See Item 10.C Material Contracts “GT Transfer.” This Agreement has no further effect since we have replaced the Casino software with a product developed in-house by the Company.

Master Licensing Agreement

We entered into a Master Licensing Agreement with GTI dated February 1, 1999, pursuant to which we licensed our Internet gaming technologies to GTI. Under the Master License Agreement, we and GTI agreed to the following terms and conditions:

(i)	GTI would pay to us a royalty fee in the amount of one half of all payments, fees or royalties, in cash or non-cash form, received by GTI in connection with the sublicensing of the technologies;

(ii)	GTI would also pay to us a royalty fee in the amount equal to the amounts payable by us to Corel Computer Corp. pursuant to the CCC Transfer Agreement;

(iii)	we granted to GTI the non-exclusive, non-transferable world-wide license related to the gaming technologies for sublicensing;

(iv)	we also agreed to license to GTI any enhancements and improvements related to the gaming technologies during the term of the license;

(v)	the term of the license is five years, and renewable for an additional term upon written agreement of the parties; and

(vi)	we would retain all rights, title and interests to the gaming technologies upon termination of the agreement.

The Master Licensing Agreement was terminated on November 1, 1999, under the terms of the GT Transfer Agreement. See “GT Transfer.”

1998 Escrow Agreement

We entered into an escrow agreement dated December 1, 1998 by and among us, Montreal Trust Company of Canada and the GTI Shareholders. Under the terms of the escrow agreement, the parties agreed as follows:

(i)	The GTI Shareholders would deposit into escrow with Montreal Trust Company of Canada, the escrow agent, one million of our common shares;

(ii)

The escrowed shares would be released pro rata by the escrow agent to the GTI Shareholders on the basis of one share for each dollar of net income derived by the GTI’s business, subject to approval of an application for such release by the Alberta Stock Exchange and a maximum of 333,333 of the escrowed shares during any calendar year;

(iii)	Any of the escrowed shares not released with in five years from the date of the escrow agreement would be cancelled.

2000 Special Warrant Offering

Under an agency agreement (the “Agency Agreement”) dated March 10, 2000, we appointed Canaccord Capital Corporation (“Canaccord”), to act as our exclusive agent to offer the special warrants for sale to prospective investors.

On March 10, 2000, we completed the sale of 3,100,000 Special Warrants at a price of $3.25 per Special Warrant, pursuant to prospectus exemptions under applicable securities legislation in Canada. Each Special Warrant entitled the holder thereof to acquire, at no additional cost, one (1) Common Share, and one-half (1/2) Warrant, subject to adjustment in certain events, at any time until the Expiry Time. Each whole Warrant entitled the holder thereof to acquire one Common Share at a price of $3.80, subject to adjustment in certain events, until March 10, 2001. No warrants were exercised prior to their expiry on March 10, 2001.

We paid Canaccord, as agent, a fee of 6% of the subscription proceeds and in addition to this fee, we issued to Canaccord an option (the “Agent’s Option”) to purchase 310,000 Common Shares at a price of $3.25 per share, exercisable until March 10, 2001. We also engaged Maxwell Mercantile Inc. (“Maxwell”) as a financial consultant and agreed to issue to Maxwell a warrant (the “Maxwell Warrant”) to purchase 500,000 Common Shares at a price of $3.25 per share, exercisable until March 10, 2001. None of the Agent’s Option or Maxwell Warrant was exercised prior to expiry on March 10, 2001.

The net proceeds to us from the sale of the Special Warrants was $9,258,584 after deducting sales commissions and offering expenses.

Under the terms of the Agency Agreement, we were required to use our best efforts to file and obtain receipts for a prospectus filing in Canada. On July 7, 2000, we filed and received a receipt for a final prospectus in Canada to qualify for distribution upon exercise of the Special Warrants (i) 3,100,000 of our common shares and (ii) 1,550,000 common share purchase warrants (“Warrants”). On July 14, 2000, all Special Warrants were converted to Common Shares and Warrants of the Company. We did not receive any additional proceeds from the issuance of Common Shares and the Warrants on exercise of the Special Warrants.

In addition, pursuant to the Agency Agreement, Chartwell granted the Agent a right of first refusal with respect to any future financings undertaken by the Company to and including February 28, 2001, subject to certain terms and conditions.

PLAN OF OPERATION

We are in the process of developing our business and we have limited revenues from our operations and a history of losses. During the our fiscal year ended October 31, 2002, and the year ended October 31, 2001, we had revenues from continuing operations of $3,737,994 and 3,232,354, respectively. During these same periods, we had operating losses from continuing operation of $1,431,282 and $835,967, respectively. As of October 31, 2002, we had an accumulated deficit of $8,091,022. We anticipate that we may incur losses in the future. See “Note Regarding Forward Looking Statements.” At October 31, 2002, our cash position was $1,704,267, and we had working capital of approximately $6,009,181. We believe we have sufficient working capital to fund our operations through our fiscal year ending October 31, 2003. See “Item 5.B — Liquidity and Capital Resources.”

Our business plan through our fiscal year ending October 31, 2003 is to focus primarily on the marketing and market development of our Online Games software and the development of new games or entertainment applications for the Internet. Under our plan, we will develop, maintain and upgrade the Online Games technologies and CGC will sublicense and market the wagering version of Online Games to licensed Internet gaming companies.

ONLINE GAMES SOFTWARE

Software Maintenance and Upgrades

During the year ended October 31, 2002, we released Version 4.0 of our Online Games software. Through our fiscal year ending October 31, 2003, we plan to both maintain and upgrade software that is being used by our present licensees. We have targeted for development new games including Multi-player Poker, Scratch Cards and Pull Tabs as well as new versions of our existing games. In addition, we are developing localization of the software, which means developing the screens in various languages to accommodate non-English-speaking players.

We will continue to offer customization to the current version of our Online Games software, which allows licensees to differentiate its web site using interfaces with unique graphic and sound effects and themes. The gaming engines that run the Online Games are essentially be the same for each sublicensee who customize their individual web sites with graphic and sound interfaces that provide the appearance of a unique web site. We also customize or upgrade the back-end systems, which allow licensees to structure the layout of their Internet casino web sites and operations, and accounting applications, which permit licensees to administer and structure their accounting systems, to provide different types and structures of reports upon the request of licensees.

Graphic Development and Creation

We have in-house graphics designers that design and create the HTML graphics that are required to customize and distinguish licensees’ gaming sites. Our in-house graphic services work with licensees to develop web site interfaces that feature unique themes designed to appeal to the licensee’s target markets.

Present and Future Sales of Online Games Software

Our strategy for marketing and licensing our technology is to continue sales efforts to present leads as well as exhibiting at trade shows, limited trade publication advertising, online advertising and implementing a marketing campaign targeted at existing Internet gaming companies. As of March 31, 2003, CGC has entered into licensing agreements with 23 licensees for the Online Games software. CGC is currently negotiating with several potential licensees who have expressed an interest in using the Online Games software.

We intend to use our working capital to fund further enhancements to our Java-based Internet gaming and entertainment software, to develop new products based on its existing product suite and to formally launch the marketing of its Internet gaming and entertainment software.

Staffing

At January 31, 2003, we had fifty-four (54) employees including subsidiaries. CGC had two (2) full time and one (1) part time employees. None of the employees of the Company or CGC are covered by a collective bargaining agreement.

        C.   Organizational structure.

We have two wholly-owned subsidiaries: Gateway Technology, Inc. (“GTI”) and Chartwell Games Corp. (“CGC”).

GTI, our wholly owned subsidiary, was formed on June 27, 1997, as a Delaware corporation. GTI was primarily responsible for the Company’s marketing and sales functions until May 31, 2000, from and after which time GTI has been inactive.

On November 5, 1999, we organized CGC as an international business corporation under the laws of Belize. CGC was organized as an independent operating subsidiary to license our real money wagering software applications. We own all the issued and outstanding shares of CGC.

We are headquartered in Calgary, Canada, and are primarily responsible for technology and software development, software upgrade and maintenance, corporate finance, strategic planning and other corporate functions related to the development of our business.

We, GTI and CGC have never been subject to any bankruptcy, receivership or similar proceedings.

        D.   Property, plants and equipment.

Our executive offices are located in leased premises of approximately 9,378 square feet at Suite 700, 407 — 2nd Street SW, Calgary, Alberta, Canada. The lease is for a term of five years commencing May 1, 1999 at a base annual rental rate of approximately $139,000 with operating costs of approximately $71,000 annually. We consider these premises suitable for our current needs. We have an office of approximately 838 square feet at 1166 Alberni Street, Suite 1400, Vancouver, British Columbia, Canada. The lease is for a term of five years commencing April 1, 2001 at a base annual rental rate of approximately $13,000 with operating costs of approximately $19,000 annually.

GTI occupies space within Chartwell’s offices in Vancouver.

CGC’s principal offices are located in Belize City, Belize.

Item 5.  Operating and Financial Review and Prospects

        A.   Operating results.

The following discussion and analysis explains trends in our financial condition and results of operations for the three fiscal years ended October 31, 2002, 2001 and 2000. This discussion and analysis of the results of operations and financial condition should be read in conjunction with our audited financial statements and the related notes, as well as statements made elsewhere in this Form 20-F. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which conform to accounting principles in the United States, except as described in note 11 to financial statements. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP).

Overview

In June 1994 (effective November 1993), we acquired the Harmattan Property, a producing oil/gas property. Since that time, we have received oil/gas revenue from this property, posting operating profits in fiscal 1997, 1998 and 1999.

We pursued a new business venture as of November 1, 1998 and since that time have divested all of the assets associated with our former business of oil and gas operations. On April 20, 1999, we entered into a petroleum, natural gas and related rights purchase agreement with 586983 Alberta Ltd. Under the agreement we agreed to sell, assign, transfer and convey our interest in the Harmattan Property to 586983 Alberta Ltd. in consideration for $127,750. Under the terms of the agreement, 586983 Alberta Ltd. agreed to pay half the purchase price at closing and the balance of the purchase price within 90 days from the closing date. The purchase price was paid into escrow pending confirmation and acknowledgement of the transfer. The balance of the purchase price was released to us from escrow during our fourth quarter ended October 31, 1999. The new business of software development was initiated through the acquisition of GTI, an Internet entertainment, e-commerce, and video conferencing software company. Therefore, a comparative analysis of the results of operations for the year ended October 31, 2000 or the fiscal year ended October 31, 1999 with any previous period is not meaningful with respect to our current business, results of operations or our prospects.

After our acquisition of GTI, we sold our interests in our oil and gas properties. As a result, we will not receive any revenues in future periods resulting from oil and gas operations. During the year ended October 31, 1999, Corel Corporation announced that it would no longer continue to develop or support its CorelVIDEO Conferencing systems. As a result, we phased out the video conferencing systems product during this period and do not anticipate that we will receive any additional revenues from this product line. We intend to focus our resources on developing our Online Games product and marketing our Internet gaming software through CGC.

On November 1, 1999, we organized CGC, a wholly-owned Belize international business corporation (formerly Gaming Tech Corporation), for the purposes of marketing, licensing and providing customer service for gaming applications of our software. Under a sale agreement dated November 1, 1999, we and GTI also transferred our right, title and interest in certain gaming software to CGC and assigned all existing licensing agreements related to such software. CGC issued demand promissory notes in the principal amount of $1,775,000 to Chartwell and $225,000 to GTI as consideration for these transfers.

We have financed our activities through a combination of revenue from operations and through the issuance of equity capital. The timing of such equity financings was dependent on our requirements and the economic climate.

Results of Operations

Year Ended October 31, 2002 Compared to October 31, 2001

The financial results for the year ended October 31, 2002 and 2001 include the operations of our wholly owned subsidiaries CGC and GTI.

Total Assets. Total assets decreased during the year from $7,937,406 to $6,726,183 due mostly to a decrease in cash related to operating activities.

Revenues.   Revenues increased to $3,737,994 for the year ended October 31, 2002, compared with $3,232,354 for the year ended October 31, 2001, an increase of 16%. Operating revenues consisted of Software set-up fees and Software licensing fees. Software licensing fees for the year ended October 31, 2002 were $2,646,766 compared to $908,876 in 2001, an increase of 191% due to increased turnover at our three largest licensees. Software set-up fees for the year ended October 31, 2002 were $789,197 compared to $1,928,696 in 2001, a decrease of 59%. We anticipate that operating revenues will increase during our fiscal year ending October 31, 2003, as we enter into new software licensing agreements and as we continue to earn revenues from our installed customer base. Interest and other revenues for the fiscal year ended October 31, 2002 were $302,031, compared to $394,782 in 2001.

Expenses.   Expenses increased from $4,068,321 during the fiscal year ended October 31, 2001, to $5,169,276 in 2002. Expenses consisted of software development expenses in the amount of $2,651,335 during the fiscal year ended October 31, 2002, compared to $2,013,601 for 2001, an increase of 32%, as we increased our software development efforts in 2002. General and administrative expenses increased $234,147 (11%) from $2,065,710 during the fiscal year ended October 31, 2001, to $2,299,857 in 2002, due to increased sales and marketing efforts. We had a loss of $42,882 from the write-off of long-term securities during the fiscal year ended October 31, 2002.

Loss.   Net loss from continuing operations increased $595,585 (71%), from $835,697 during the year ended October 31, 2001 to $1,431,282 for the fiscal year ended October 31, 2002. We had a loss per share of $0.06 the year ended October 31, 2001, compared to $0.11 for the year ended October 31, 2002. The increase resulted mainly from our increased operating expenses during 2002. We anticipate improved results in the future as the growth of our recurring license fee revenues exceeds increases in expenses.

Year Ended October 31, 2001 Compared to October 31, 2000

The financial results for the year ended October 31, 2001 and 2000 include the operations of our wholly owned subsidiaries CGC and GTI.

Total Assets.   Total assets decreased during the year from $9,710,042 (2000) to $7,937,406 (2001) due mostly to a decrease in cash related to operating activities.

Revenues.   Revenues increased to $3,232,354 for the year ended October 31, 2001, compared with $1,421,289 for the year ended October 31, 2000, an increase of 127%. Operating revenues consisted of Software set-up fees and Software licensing fees. Software set-up fees for the year ended October 31, 2001 were $1,928,696, compared to $909,902 in 2000, an increase of 112%, primarily from the installation of software for 9 new clients. Software licensing fees for the year ended October 31, 2001 were $908,876, compared to $172,463 in 2000, an increase of 427% due primarily from licensing revenues from our installed software base. We anticipate that operating revenues will increase during our fiscal year ending October 31, 2002, as we enter into new software licensing agreements and as we continue to earn revenues from our installed customer base. Interest and other revenues for the fiscal year ended October 31, 2001 were $394,782, compared to $338,924 in 2000.

Expenses.   Expenses increased from $4,046,595 during the fiscal year ended October 31, 2000, to $4,068,321 in 2001. Expenses consisted of software development expenses in the amount of $2,013,601 during the fiscal year ended October 31, 2001, compared to $1,291,899, an increase of 56%, as we increased our software development efforts in 2001. General and administrative expenses declined $450,978 (18%) from $2,516,688 during the fiscal year ended October 31, 2000, to $2,065,710 in 2001, primarily as a result of our efforts to reduce overhead costs and consolidation of operations. We had a one-time gain of $242,512 from the extinguishment of debt during the fiscal year ended October 31, 2001.

Loss.   Net loss from continuing operations decreased $1,789,609 (68%) from $2,625,306 during the year ended October 31, 2000 to $835,697 for the fiscal year ended October 31, 2001. We had a loss per share of $0.05 the year ended October 31, 2001, compared to $0.20 for the year ended October 31, 2000. The decline resulted from our increased operating revenues during 2001 and decreased general and administrative expenses, offset by our increased spending in software development. We anticipate that such losses may continue into future periods as we develop our business and invest in research and development to improve our products and marketing.

Currency Translation – Inflation

Our operations are carried out in United States and Canadian dollars. We expect to carry out the majority of our financings, product development and administration through our Canadian operations in Canadian dollars, our functional currency. Under our licensing agreements, revenues will be received in U.S. dollars. As a result, the Company will be faced with currency fluctuations. We do not currently engage in currency hedging.

We do not anticipate that inflation will have a material adverse affect on our future operations. Our material obligations are fixed based on capital leases and real property leases. Our obligations to Corel are based on revenues generated from the licensing our Online Games software. In the event our operations are impacted by inflation, we anticipate it will increase software licensing fees.

Critical Accounting Policies

The most significant judgment involved in the  preparation of the financial statements is the application of the method of accounting for contract revenue.  As explained in note 2(f) to the financial statements, software set-up fees, which require software customization, modification and integration are recognized following the completed contract method which is consistent with the guidance contained in  AICPA Statements of Position 97-2 and 81-1.  The Company makes estimates of costs to complete each contract at each financial reporting date and those estimates comprise a significant amount of judgement as to the resources and related costs which are required in the future to reach contract completion.  To the extent that estimated costs exceed expected revenues on contracts, the estimated loss is recognized in the financial statements when identified. At October 31, 2002 and 2001, there were no contracts in progress and accordingly, no estimate of costs to complete or related losses on contracts were required at those reporting dates.

New Accounting Pronouncement

The only new accounting pronouncement that will have an impact on the Company’s 2003 financial statements is the Canadian accounting standard for accounting for stock–based compensation.

Section 3870 of the Canadian Institute of Chartered Accountants Handbook, entitled “Stock–based compensation and other stock–based payments”, establishes principles for the recognition measurement and disclosure of stock–based compensation and other stock–based payments made to employees and non–employees for goods and services. The new standard requires a fair value–based method of accounting for all awards granted to other than employees and for certain, but not all, awards granted to employees. For all other types of awards, the Company may elect not to apply the fair value–based method as a matter of policy. This standard is effective for fiscal years beginning on or after January 1, 2002 and applies to awards granted on or after the date of adoption.

The Company adopted the new Canadian standard for accounting for stock–based compensation on November 1, 2002. In accordance with the new standard, the COmpany has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted. The Company will, when such options are granted to employees, provide pro forma disclosure of the impact of those grants on the results from operations had the grants been measured at fair value.

For all grants of stock options to non–employees and direct awards of stock to employees, if any, the fair value of these grants will be measured and charged to operations.

        B.   Liquidity and capital resources.

Our primary source of funds since incorporation has been through the issue of our Common Shares. Revenues from our software operations have increased each year since we changed our business strategy from oil and gas to software development: $3,737,994 in 2002, $3,232,354 in 2001, and $1,421,289 in 2000.

During the year ended October 31, 2002, we issued 189,200 common shares upon exercise of options for proceeds of $121,088. During the year ended October 31, 2001, we issued 78,000 common shares upon exercise of options and warrants for proceeds of $92,500. During the year ended October 31, 2000, we raised $10,075,000 through a private placement of Special Warrants completed on March 10, 2000. In addition, all of the 1999 Special Warrants and 1999 Warrants we issued were exercised resulting in the issuance of 1,100,000 Common Shares in aggregate and resulting in a further cash infusion of $1,375,000.

Capital expenditures were $97,248 for the year ended October 31, 2002 and $97,093 for the year ended October 31, 2001. These expenditures were made to acquire equipment. We expect approximately the same amount for capital expenditures for fiscal 2003.

We had working capital of $6,009,181 at October 31, 2002. Our cash and short-term investment position at October 31, 2002 was $4,885,761, of which $1,704,267 was cash and $3,181,494 was short term investments consisting of low risk, fixed interest, corporate bonds and government bonds.

Cash used in operations was $1,218,878 during 2002, compared to $2,694,061. We had a net loss of $1,431,282 in 2002 on revenues of $3,737,994. Substantially all of our revenues are derived from software setup fees and software license fees of CGC, our Belize subsidiary. To our knowledge there are no restrictions on the payment of licensing fees by CGC to us. Other than working capital and cash flows from operations, which have been negative in each of the last three fiscal years, we have no internal sources of liquidity. We have no external sources of liquidity.

We believe that our current cash resources are sufficient to continue as a going concern. We believe that our cash flow from operations, supplemented by existing working capital, provide sufficient resources to finance our operations and planned capital needs for the next 12 months at least.

We have no long term debt or material commitments for capital expenditures.

We expect that our software development costs will be approximately $3,500,000 in our fiscal year ending October 31, 2003. We also anticipate our general and administrative expenditures, which include marketing and sales expenses will be approximately $2,200,000 in our fiscal year ending October 31, 2003.

We do not know of any trends, demands, commitments, events or uncertainty that will result in, or that are reasonably likely to result in, our liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in our liquidity are determined by the success or failure of our software operations.

        C.   Research and development, patents and licenses, etc.

The Company’s policy is to continuously perform research and development to develop new products or versions of products. We also research new technologies that relate to our products and use them to improve our products where appropriate. The Company does not patent its products or technologies but utilizes a licensing model with its customers, which provides protection from unauthorized use. Our source code is not made available to licensees and we utilize various security measures to prevent any unauthorized copying or viewing of our source code. Research and development expenditures are included as “Software Development” in our financial statements and are fully expensed in the periods they are incurred. For fiscal 2002 these expenditures amounted to $2,651,335, for fiscal 2001 these expenditures amounted to $2,013,601 and for fiscal 2000 expenditures were $1,291,899. For fiscal 2003 we expect to expend approximately $3,200,000 on research and development efforts.

        D.   Trend information.

Since the end of the last fiscal year the company released a new version of casino software. Our recurring license fee revenue generated 77% of total software revenue and should continue to increase as a percentage of the total. We added several new clients since the end of the last fiscal year and existing clients are being upgraded to the new version. Recurring license fee revenues and total revenues are expected to increase in 2003 due to an increased number of active licensees as well as the delivery of new products.

In the United States new legislation and proposed legislation threatens to hamper growth prospects for the industry as a whole as well as the Company. However, in Europe the trend appears to be toward regulation rather than prohibition. Since Europe is the geographic location of our major customers the Company expects revenue growth for fiscal 2003.

Item 6.  Directors, Senior Management and Employees

        A.   Directors and senior management.

All of our directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles. The Registrant’s last annual regular general meeting was held on July 12, 2002. Our executive officers are appointed by and serve at the pleasure of the Board of Directors.

As at April 1, 2003, the following are the names and municipalities of residence of our directors and officers, their positions and offices and their principal occupations during the last five years.

Name and Municipality of Residence	Office held with the Company	Principal Occupation

Darold H. Parken** Calgary, AB	President, Chief Executive Officer and Director since October 26, 1994	President and Chief Executive Officer of the Company. Prior thereto, Barrister & Solicitor, Parken & Company since February, 1989. Prior thereto, partner with Burnet, Duckworth & Palmer, Barristers and Solicitors. Other principal directorships include Contact Exploration, Inc. (a public oil and gas company) and Planet Exploration, Inc. (a public mining company).

Rene G. Carrier*	Director since June 27, 1991	President, Euro American Capital Corporation Inc. (a private investment company). Prior thereto, Vice President of Pacific International Securities Inc. (a brokerage firm) from 1982 to 1991. Other principal directorships include Rockwell Ventures, Inc., Quartz Mountain Resources Ltd., Continental Minerals Corporation and Jantri Resources, Inc. All are mineral exploration companies listed on TSX Venture.

Darcy E. Krogh** Vancouver, BC	Vice President, Business Development and Director since June 7, 1999	Vice President, Business Development of the Company. Prior thereto, stock broker with several Canadian investment dealers for 18 years.

Barry H. Foster Calgary, AB	Chief Financial Officer since February 10, 1999	Chief Financial Officer of the Company; Director and Chief Executive Officer, Univolve Corporation (a computer technology company) from March 1996 to present. Prior thereto, Controller/Systems Manager Aquatex Corporation (a technology company) from April, 1993 to March 1996.

Steven W. Latham Vancouver, BC	Director since August 25, 1998	President, GTI since 1996. Prior thereto, Product Development Manager with Corel Corporation (computer software and hardware developer) from June 1995 to June 1997 and prior thereto, sales consultant with Fifth Dimension Corporation (a networking and communications hardware and software company) from May 1991 to May 1995.

Donald C. Harold Calgary, AB	Vice President, Operations	Vice President, Operations of the Company. Prior thereto, product and business manager for EFA Software Services Inc. (a computer software developer and marketer) from October 1998 to May 2000; prior thereto, President of Mind's Eye Technologies Inc. (an information technology consulting company) from 1994 to October 1998.

David V. Acorn Calgary, AB	Vice President, Software Development	Vice President, Development of the Company. Prior thereto, proprietor of eZ solutions (an Internet and e-commerce application development company) from May 1995 to June 1999.

Roderick A. Ferguson* Calgary, AB	Director since July 10, 2001.	Partner, Heenan Blaikie, Barristers & Solicitors, since February, 2000. Prior thereto, partner in the law firm of Burnet Duckworth & Palmer specializing in corporate and securities law.

Andrew Smith Calgary, AB	Technical Director	Technical Director since July, 2000. Prior thereto, Senior Software Architect and Project Manager for Burnt Sand Solutions, a public e-business solutions integration firm.

Notes :
*     Audit Committee Member
**   Compensation Committee Member

The following provides a brief biographical description of the senior management of the Company:

Darold H. Parken, B.A., LL.B.
President and Chief Executive Officer
Mr.  Parken received his Bachelor of Arts Degree in Economics from the University of Calgary in 1977 and his Bachelor of Laws Degree from the University of Calgary in 1980. From 1980 to 1990, Mr. Parken practiced corporate securities law with a major Canadian law firm of which he was a partner. He has public company management experience and a wide range of experience in the areas of corporate finance, mergers and acquisitions.

Barry H. Foster, C.G.A, C.D.P.
Chief Financial Officer
Mr.  Foster received his Honors Computer Technology Diploma from the Southern Alberta Institute of Technology in 1973, became a Certified General Accountant in 1979 and received his certified data processor designation from the Institute of Certified Computer Professionals in 1980. Mr. Foster has senior management experience in software integration, information technology, computer technology and programming, strategic planning, project management and economic evaluations.

Darcy E. Krogh, B.A.
Vice President, Business Development
Mr. Krogh joined Chartwell’s board and management team in June, 1999. His responsibilities include strategic planning, corporate finance, expanding operations, mergers and acquisitions. Mr. Krogh has experience as an investment advisor and stock broker. Prior to joining Chartwell, Mr. Krogh was a stock broker for 18 years with several Canadian investment dealers.

Steven W. Latham
President, GTI
Mr.  Latham is a pro-active management professional with more than 15 years experience in providing technology related consulting services in both the Canadian federal government and private sectors. Mr. Latham is a specialist in Internet communications and commerce. Prior to joining GTI, Mr. Latham was a Product Manager at Corel Corporation. He was involved in the development of CorelVIDEO and the Online Games Internet gaming software. Mr. Latham is responsible for product performance evaluations and product sales.

Donald C. Harold, B. Comm., M.A.
Vice President, Operations
Mr.  Harold is a senior information technology professional specializing in e-commerce applications, business and project management. He has recent experience with Internet-based commodity trading systems and the use of Internet technologies in business applications. Mr. Harold received his Bachelor of Commerce degree from the University of Saskatchewan in 1978 and obtained his Master of Arts degree from the same university in 1980.

David V. Acorn
Vice President, Software Development
Mr.  Acorn received his Honours diploma in Internet Object Oriented Software Engineering from the Southern Alberta Institute of Technology. He has an extensive background in Internet and e-commerce development and design. Mr. Acorn has management experience in the Information Technology industry, specializing in Web development and owning and operating his own Web development company from 1995 to 1999. Prior thereto, Mr. Acorn held a management position in the oil and gas industry from 1994 to 1995. His responsibilities in the Company include the management of software, graphics and Web strategies.  He leads a team of programmers, designers and artists responsible for the development of the Company’s products and services.

Andrew Smith
Technical Director
Mr. Smith responsibilities include systems design, technical architecture and technical direction. He has comprehensive and extensive software development experience as well as over ten years in project management. Prior to joining Chartwell, Mr. Smith was Senior Software Architect and Project Manager for Burnt Sand Solutions, a public e-business solutions integration firm. Mr. Smith received his Bachelor of Science (Computer Science) degree from the University of Calgary in 1986.

There are no arrangements or understandings with any major shareholder, customer, supplier or others in which an above person was selected as a director or senior manager.

None of our directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Registrant.

None of our directors and/or executive officers has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings among any of the directors regarding their election as director.

None of our directors or executive officers has any family relationship with any other officer or director of the Company.

        B. Compensation.

We do not compensate our related directors for their services as directors. Related directors are directors who are also officers of the Company. Non-related or independent directors receive an annual fee of $10,000.00 and are paid $500.00 for each directors' meeting attended. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of us other than services ordinarily required of a director. Other than as indicated below, no director received any compensation for his services as a director, including any committee participation or special assignments during the fiscal year ended October 31, 2002.

We grant stock options to directors, executive officers and employees. See “Item 6.E – Share Ownership – Stock Option Plan”.

Executive Officers

The following table sets forth certain information regarding the compensation paid to Chartwell’s Chief Executive Officer and the other executive officers of Chartwell who had total annual salary and bonus exceeding $100,000 for the fiscal year ended October 31, 2001 (collectively, the “Named Executive Officers”).

Compensation Summary Table

	Annual				Long-Term
Name and Principal Occupation	Year	Salary	Bonus	Other	Stock Options Granted	All Other

Darold H. Parken(1)	2002	$105,000	$2,000	nil	nil	nil
President and Chief	2001	$105,000	$2,000	nil	300,000	nil
Executive Officer	2000	$ 73,500	$2,000	nil	325,000	nil

Darcy E. Krogh, Vice	2002	$165,000	$2,000	nil	nil	nil
President, Business	2001	$165,000	$2,000	nil	nil	nil
Development	2000	$127,500	$2,000	nil	100,000	nil

Don Harold, Vice	2002	$110,000	$2,000	nil	nil	nil
President, Operations	2001	$110,000	$2,000	nil	nil	nil
	2000	$ 45,000	nil	nil	100,000	nil

Barry Foster, CFO	2002	$ 90,000	$2,000	nil	nil	nil
	2001	$ 90,000	$2,000	nil	nil	nil
	2000	$ 90,000	$2,000	nil	nil	nil

David Acorn, Vice	2002	$100,000	$2,000	nil	nil	nil
President Software	2001	$ 87,042	$ 500	nil	nil	nil
Development	2000	$ 55,750	$ 500	nil	50,000	nil

Andrew Smith, Technical	2002	$125,000	$2,000	nil	nil	nil
Director	2001	$103,350	$2,000	nil	50,000	nil
	2000	$ 31,250	nil	nil	100,000	nil

Notes: (1)	A law firm in which Mr. Parken is principal received fees and disbursements for legal services of $60,000 during the last completed fiscal year, $60,000 in fiscal 2001 and $62,000 in fiscal 2002.

Options Exercised and Granted During the Fiscal Year Ended October 31, 2001

No options were exercised during the last completed fiscal year by any of the Named Executive Officers. The following table sets forth options to purchase Common Shares granted during the most recently completed fiscal year to the Named Executive Officers.

Termination of Employment, Changes in Responsibility and Employment Contracts

Chartwell has no employment agreements with any of the Named Executive Officers. Chartwell has no compensatory plan or arrangement in respect of compensation received or that may be received by any Named Executive Officer in Chartwell’s most recently completed or current fiscal year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Aggregate cash compensation paid to directors and senior management for fiscal 2002 was $680,750.

No amounts have been set aside or accrued by us during fiscal 2001 to provide pension retirements or similar benefits for our directors or executive officers pursuant to any plan provided for or contributed to by us.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 U.S. per executive officer.

None of our directors or executive officers received other compensation in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all directors and executive officers, as a group, did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of group compensation.

Except as set out above, we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

         C.  Board practices.

Members of the Board of Directors are elected by the holders of our Shares to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Registrant and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself.

The only standing committees of our Board of Directors are the Audit Committee and the Compensation Committee.

The Audit Committee of the Registrant’s Board of Directors currently consists of Darold H. Parken, Rene Carrier and Rod Ferguson. This committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the adequacy of our accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

The Compensation Committee of the Board of Directors currently consists of Darold H. Parken and Darcy Krogh. This committee is directed to review all elements of employee compensation including salaries, bonuses and stock options. This committee has the authority to fix such elements of compensation.

        D. Employees.

We had 54 employees as at January 31, 2003 in the following departments:

•	Software Development:	39
•	Sales:	5
•	General Administration:	4
•	Management:	6

Our employees are not members of any labor union or organization.

        E.   Share ownership.

Beneficial Ownership of Directors and Senior Management

The following table lists, as of January 31, 2003, Directors and Senior Management of the Company who beneficially owned our voting securities and any amount of our voting securities owned by the Directors and Senior Management as a group, based on 15,817,701 common shares outstanding.

Title of Class	Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Common	Darold H. Parken (1)	1,418,100	8.62%
Common	Steven Latham (2)	1,086,666	6.83%
Common	Barry H. Foster (3)	85,500	0.54%
Common	Darcy E. Krogh (4)	210,500	1.31%
Common	Rene G. Carrier (5)	161,300	1.02%
Common	Donald C. Harold (6)	66,667	0.42%
Common	David V. Acorn (7)	33,334	0.21%
Common	Roderick A. Ferguson (8)	60,000	0.38%
Common	Andrew Smith (9)	83,334	0.52%
Common	Total Directors/Officers	3,205,401	18.76%

(1)

Includes options (exercisable within 60 days of March 31, 2003) to purchase 75,000 common shares exercisable at a price of $1.06 per share, expiring January 4, 2005; 250,000 common shares at a price of $1.06 per share, expiring September 17, 2005; and 300,000 common shares at a price of $1.06 per share, expiring April 22, 2006.

(2)	Includes options (exercisable within 60 days of March 31, 2003) to purchase 86,666 common shares exercisable at a price of $1.00 per share, expiring October 31, 2003.

(3)

Includes options (exercisable within 60 days of March 31, 2003) to purchase 25,000 common shares exercisable at a price of $1.06 per share, expiring February 9, 2004; and 50,000 common shares at a price of $1.06 per share, expiring June 6, 2004.

(4)

Includes options (exercisable within 60 days of March 31, 2003) to purchase 100,000 common shares exercisable at a price of $1.06 per share, expiring June 6, 2004; and 100,000 common shares at a price of $1.06 per share, expiring September 17, 2005.

(5)	Includes options (exercisable within 60 days of March 31, 2003) to purchase 50,000 common shares exercisable at a price of $1.06 per share, expiring October 31, 2004.

(6)	Includes options (exercisable within 60 days of March 31, 2003) to purchase 66,667 common shares exercisable at a price of $1.06 per share, expiring June 6, 2005.

(7)

Includes options (exercisable within 60 days of March 31, 2003) to purchase 6,267 common shares exercisable at a price of $1.17 per share, expiring October 31, 2004; and 27,067 common shares at a price of $1.06 per share, expiring June 6, 2005.

(8)	Includes options (exercisable within 60 days of March 31, 2003) to purchase 50,000 common shares exercisable at a price of $1.63 per share, expiring April 18, 2007.

(9)

Includes options (exercisable within 60 days of March 31, 2003) to purchase 66,667 common shares exercisable at a price of $1.06 per share, expiring July 10, 2005; and 16,667 common shares at a price of $2.00 per share, expiring September 5, 2006.

Stock Option Plan

Stock Options to purchase securities from the Registrant are granted to Directors, Officers, employees and consultants of the Registrant on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX. We have a formal written Stock Option Plan which was approved by our shareholders at an Annual general meeting held on July 31, 2000. Options under the Stock Option Plan are granted by the Compensation Committee of the Board of Directors.

Under the Stock Option Plan, stock options for up to 3,110,000 common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 10% of the total issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value of such common shares on the date of grants, less the permitted discount under the TSX policies and the maximum term of each stock option may not exceed five years. The exercise prices for stock options are determined in accordance with TSX guidelines.

On June 5, 2001, we repriced certain employee stock options with an original exercise price ranging from $1.77 to $4.20, to a new exercise price ranging from $1.06 to $1.17 per share.

Refer to the Notes to the Consolidated Financial Statements for further information regarding stock options.

Item 7.  Major Shareholders and Related party Transactions

        A.   Major shareholders.

We are currently a publicly-held corporation, with our common shares held by residents of Canada, the United States and other countries. To the best of our knowledge, we are not controlled, directly or indirectly, by another corporation or any government, as at March 31, 2003. Except as otherwise set forth below, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of our common shares, the only class of securities with voting rights.

The major shareholders do not have different voting rights than other holders of our common shares, and there are no arrangements, known to us which may at a subsequent date result in a change in control of the corporation.

Identity of Persons or Group	Number of Common Shares Owned	Percentage of Class
Darold H. Parken	1,418,100(1)	8.62
Steven Latham	1,086,666(2)	6.83
Oak Bay Investments	1,450,000	9.17

(1)	Includes 625,000 options to purchase common shares exercisable within 60 days of March 31, 2003.
(2)	Includes 86,666 options to purchase common shares exercisable within 60 days of March 31, 2003.

The major shareholders do not have different voting rights than other holders of our common shares, and there are no arrangements, known to us which may at a subsequent date result in a change in control of the corporation.

        B.   Related party transactions.

Except for the ownership of our securities and the compensation described herein, none of our directors, executive officers, holders of ten percent of our outstanding Shares, or any associate or affiliate of such person, have, to our knowledge, had a material interest, direct or indirect, during the three fiscal years ended October 31, 1999, 2000 and 2001, or in any proposed transaction which may materially affect us except for our acquisition of GTI described in Item 4 – Information on the Company “Description of Business — Acquisition of Gateway Technology Inc.”

Steven Latham, a director of Chartwell, owes the company $29,907 without interest on a demand note. This loan is payable upon demand. This loan was made prior to July 30, 2002. This arrangement is not on similar terms as arrangements we would otherwise negotiate with unrelated third parties.

Darold Parken, a director and the President of Chartwell, owes the company $132,658 as of January 31, 2003. Interest on the promissory note issued with respect to Company stock options that he exercised is set at 6% annually. This loan is payable upon demand. This loan was made prior to July 30, 2002. This arrangement is not on similar terms as arrangements we would otherwise negotiate with unrelated third parties.

We also loaned $40,000 without interest to Prasad Dasika, a former officer of the company, to purchase a personal residence. Mr. Dasika resigned as an officer and employee of the Company effective May 23, 2000, and this loan was forgiven in full.

        C.   Interests of experts and counsel.

Mr.     Parken, our President and CEO, is a principal of Parken & Company, corporate counsel to the Company. During the fiscal years ended October 31, 2000, 2001 and 2002, we paid Parken & Company annual legal fees in the amount of approximately $60,000. We believe that the terms of our arrangements with Parken & Company are no less fair to us than terms of similar relationships with unrelated third parties at arms’ length.

Item 8.  Financial Information

        A.   Consolidated statements and other financial information.

See Item 17 for a list of the financial statements filed as part of this Annual Report.

We are aware of no pending or threatened legal proceedings to which the Corporation is a party, or of which any of its properties is the subject.

We have never declared or paid any cash dividends on our common shares. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

        B.   Significant changes.

There have been no significant subsequent events since October 31, 2002 to the date of this Annual Report.

Item 9.  The Offer and Listing

        A.   Offer and listing details.

Our Common Shares are listed for trading on the TSX Venture Exchange (“TSX”) under the symbol “CWH.V” There is no trading market for our Common Shares in the United States. The following tables set forth the reported high and low closing bid prices of the Corporation’s Common Shares on the designated exchanges for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and (c) for the last six months ending March 31, 2003.

Fiscal Year Ended October 31	High	Low

1998	1.55	0.90
1999	5.10	2.00
2000	7.50	1.50
2001	2.60	0.75
2002	2.05	0.67

Quarter Ended	High	Low

October 31, 2002	1.15	0.66
July 31, 2002	1.65	1.00
April 30, 2002	1.78	1.50
January 31, 2002	2.09	1.58
October 31, 2001	2.60	1.60
July 31, 2001	2.28	0.97
April 30, 2001	1.22	0.75
January 31, 2001	1.99	0.80

Month	High	Low

March 2003	1.40	1.00
February 2003	1.20	0.90
January 2003	1.15	0.92
December 2002	1.05	0.81
November 2002	1.10	0.71
October 2002	0.95	0.70

The closing price of our Common Shares on April 16, 2003 was $1.00 on the TSX.

        B.   Plan of distribution.

Not applicable.

        C.   Markets.

Our common shares are listed on the TSX. Our common shares currently are not listed for trading in the United States.

        D. Selling shareholders.

Not applicable.

        E.   Dilution.

Not applicable.

        F.   Expenses of the issue.

Not applicable.

Item 10.  Additional Information

        A.   Share Capital.

Not applicable.

        B.   Memorandum and articles of association.

Purposes

We are a corporation continued from British Columbia to Alberta under the Business Corporations Act (Alberta) (the “Act”) on December 18, 1995. There are no restrictions on the business which we may carry on. The Corporation’s objectives and purposes are not described in its Articles of Continuance or constating documents. The Corporation is governed by the Act. Under the Act the Corporation is not required to define or state its objectives and purposes, rather, it is granted an unrestricted right to carry on business.

Conflicts

Pursuant to the Corporation’s Articles, a director or officer who is a party to a material contract or proposed material contract, or who has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation or a subsidiary must disclose such interest. Subject to the provisions of the Act, a director will not by reason only of his office be accountable to the Corporation or to the Corporation’s shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction will not be void or voidable by reason only of the director’s interest therein, of the Corporation provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction. Under the Act, such a director must not vote on any resolution to approve the contract unless the contract is:

an arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate in which he has an interest, for the benefit of the Corporation or an affiliate of the Corporation;

(a)	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate of the Corporation;

(b)	a contract for indemnity or insurance under the Act; or

(c)	a contract with an affiliate of the Corporation.

These rules would allow the full board to vote on compensation of directors generally, but would require a director to abstain on a vote relating to compensation unique to him.

Quorum

The quorum for the transaction of business at any meeting of its board of directors must consist of a majority of the directors holding office or such greater number of directors as the Corporation’s board determines.

Borrowing Powers

Pursuant to the Corporation’s Articles of Continuance dated December 18, 1995, its directors may without the authorization of its shareholders, (a) borrow money on in such manner and amount, on such security, from such sources and upon such terms and conditions as they see fit; (b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Corporation or any other person; (c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking or on the whole or any part of the property and assets of the Corporation, both present and future; and (d) give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security, or otherwise. The Corporation’s directors may also, by resolution, delegate the borrowing powers referred to above to one of its directors, a committee of directors or one of its officers.

Directors’ Qualifications

Pursuant to the Act, the Corporation’s directors must be at least 18 years of age and are not required to hold shares issued by the Corporation.

The Corporation’s Articles of Continuance provide that the Board of Directors shall consist of a minimum of three and a maximum of six Directors. The Board of Directors may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the corporation.

Common Shares

The authorized share capital of the Company consists of 100,000,000 Common Shares, without par value. The holders of Common Shares are entitled to dividends, if as and when declared by the directors, to one vote per Common Share at meetings of the holders of Common Shares of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares.

The common shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common shares. All outstanding common shares are fully paid and non-assessable.

According to the Act, the Corporation may not declare or pay a dividend if there are reasonable grounds for believing that:

(a)	before or after the payment of the dividend it would be unable to pay its liabilities as they become due; and

(b)

the realizable value of its assets would be less than its liabilities plus its stated capital. The Corporation cannot predict what the realizable value of its assets or the amount of its liabilities will be in the future.

Amendment of Articles

Under the Act, the Corporation’s directors, or shareholders who are entitled to vote at its annual meeting of shareholders, may make a proposal to amend its Articles of Incorporation. A resolution to amend its Articles of Incorporation must be passed by a majority of not less than two-thirds of the votes cast by the Corporation’s shareholders who vote in respect of the resolution. In certain cases, where they are affected differently from other shareholders, a class or series of shares will be entitled to a separate vote on a proposal to amend the Corporation’s Articles.

Annual Meeting

The Corporation’s directors must call an annual meeting of shareholders no later than 15 months after its last preceding annual meeting of shareholders, and may at any time call a special meeting of shareholders. A notice of the time and place of a meeting of shareholders must be sent not less than 21 days and not more than 50 days before the meeting and must be sent to each shareholder who is entitled to vote, to each director and to its auditor.

The Corporation’s directors may fix a date, that is not less than 21 days and not more than 50 days before the meeting, as a record date for the determination of the shareholders entitled to notice of the meeting. If a record date is not fixed, the record date must be the close of business on the date immediately preceding the date on which notice is given, or if notice is not given, the date on which the meeting is held.

All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditors report, fixing the number of directors for the following year, election of directors and re-appointment of the incumbent auditor is deemed to be special business. A notice of a meeting of shareholders at which special business is to be transacted must state the nature of that business in sufficient detail to allow the Corporation’s shareholders to form a reasonable judgment on that business and the text of any special resolution to be submitted to the meeting.

The only persons entitled to be present at a meeting of its shareholders are those persons who are entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles to be present at the meeting. Any other person will be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Limitations on Ownership of Securities

There are no limitations on the right to own securities imposed by foreign law or by the Articles of Continuance or other constituent documents.

Change of Control

Except for the restrictions set out above that attach to the Corporation’s shares, there are no provisions in the Corporation’s Articles of Continuance or other constituent documents that would delay, defer or prevent a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation.

Shareholder Ownership Disclosure

The Corporation’s constituent documents do not contain provisions that govern an ownership threshold above which its shareholder ownership must be disclosed. However, we are governed by the Securities Act (Alberta) and under that Act, a person or company that becomes an “insider” (as that term is defined in such Act), must file a report with the applicable securities commission disclosing any direct or indirect beneficial ownership or control or direction over the Corporation’s securities. An “insider” includes all of the Corporation’s directors and senior officers, every director or senior officer of a company that is itself an insider of the Corporation, all its subsidiaries, any person or corporation that, beneficially owns, directly or indirectly, voting securities of the Corporation, exercises control or direction over its voting securities, or beneficially owns, directly or indirectly, certain voting securities of the Corporation and exercises control or direction over certain voting securities of the Corporation that carry more than 10% of the voting rights attached to all of its voting securities, excluding voting securities held by a person or company as underwriter in the course of a distribution.

Capital Changes

The Corporation’s Articles of Incorporation and other constituent documents do not contain provisions that govern changes in its capital that are more stringent than those required by Canadian securities laws.

        C.   Material contracts.

There are no contracts other than normal course of business agreements except as follows:

CGC Transfer

Under the terms of an agreement dated as of November 1, 1999, we sold to CGC, our wholly owned subsidiary, all of our and GTI’s right, title and interest in and to proprietary Internet gaming software and assigned to CGC all our interests in all existing license agreements of the software (the “CGC Transfer Agreement”).

The aggregate sale price of the software and the contractual rights under the CGC Transfer Agreement was $2,000,000, which was paid by CGC’s issuance of demand promissory notes which bears interest at the rate of 5% per annum. The sale proceeds were allotted $1,775,000 to Chartwell and $225,000 to GTI.

Under the terms of the CGC Transfer Agreement, CGC acquired the source code and the exclusive right to utilize the software in all real money betting or wagering applications. We retain the right to utilize all or any part of the source code in all other applications, including entertainment, tournament play, prize awards and incentives applications. Our right to utilize the source code or any part thereof is conditional upon such use being permitted under Canadian law. In the event of any dispute between us and CGC as to the authorized nature of a particular use of the source code, we are obligated to provide CGC with a legal opinion confirming that the particular use is permitted under Canadian law.

CGC is incorporated under the laws of Belize and has its registered office at 35 Barrack Road, Belize City, Belize and its corporate offices at 13½ Northern Highway, Belize District, Belize. Mr. Ranjeet Sundher is the President and currently the sole director of CGC. The business activities of CGC and those of Chartwell will be independent of one another. CGC and Chartwell will have no common officers, directors or employees. CGC’s business will focus on wagering game development, sales and customer service related to our Online Games technologies.

CGC assumed responsibility for all the obligations of Chartwell and GTI under the license agreements assigned to it. The CGC Transfer Agreement was effective November 1, 1999.

Our business will focus on the development and marketing of “play for fun” applications of the Online Games software and the development of new games as pure entertainment content for Internet Web sites, for advertising, prize awards and incentives applications and in tournament play applications. GTI’s business is the marketing of Chartwell’s “play for fun” software applications.

        D.   Exchange controls.

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See “Item 10E., Taxation”.

The Investment Canada Act (the “Act”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of

Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2003 WTO Review Threshold is CDN$223,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$223,000,000 (in 2003) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada’s ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

        E.   Taxation.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation—Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S.     Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at “Disposition of Common Shares of the Company” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. If the common shares of the Company are held for more than five years, a lower long-term capital gains tax rate may apply. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

         Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

        Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

         Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

        Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal year ended October 31, 2002 However, there can be no assurance that the Company will not be considered a PFIC for the current or any future taxable year. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

Canadian Federal Income Tax Considerations

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company.

         Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on these common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is limited to 15% reduced to 5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company. These treaty limits do not apply to dividends paid on common shares held by a holder resident in the U.S. where the holding is effectively connected to a permanent establishment in Canada through which a business is carried on. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

         Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. A capital gain occurs when proceeds from the disposition of a share or other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, a capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as property used or held by him in a business (other than an insurance business) carried on in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five year period immediately preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss which can be used to reduce taxable income to the extent that such Holder can offset it against a capital gain. A capital loss cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including rights to exploit Canadian minerals and resources, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition and for a total of 120 months during any consecutive 20 year period ending before the disposition, and (ii) owned the common share (or property for which it was substituted in a rollover transaction) when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include 50% of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct 50% of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or of any subsequent year. For losses carried back to years prior to 2000, the amount is adjusted to reflect the former 75% inclusion rate. For losses applied to capital gains in 2000, the amount is adjusted to reflect the average inclusion rate for the year.

        F.   Dividends and paying agents.

Not applicable.

        G.   Statement by experts.

Not applicable.

        H.   Documents on display.

Documents referred to in this annual report may be viewed at the head office of the Company.

        I.   Subsidiary information.

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Our financial results are quantified in Canadian dollars and a majority of our obligations and expenditures with respect to our operations are incurred in Canadian dollars, while revenues are generally received in U.S. dollars. In the past, we have raised equity funding through the sale of securities denominated in Canadian dollars, and we may in the future raise additional equity funding or financing denominated in Canadian dollars. We currently do not believe we currently have any materially significant market risks relating to our operations resulting from foreign exchange rates. However, if we enter into financing or other business arrangements denominated in currency other than the Canadian dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.

We currently have no long-term debt obligations. We do not use financial instruments for trading purposes and we are not a party to any leverage derivatives. In the event we experience substantial growth in the future, our business and results of operations may be materially affected by changes in interest rates and certain other credit risk associated with our operations.

Item 12.  Description of Securities Other than Equity Securities

        A.   Debt securities.

None.

        B.   Warrants and rights.

None.

        C.   Other securities.

None.

        D.   American depositary shares.

None.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures.

(a)

Within the 90-day period prior to the filing of this report (“Date of Evaluation”), an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

(b)

There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

Item 16.  [Reserved]

PART III

Item 17. Financial Statements

Our financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in the footnotes to the financial statements.

The financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Annual Report.

Audited Consolidated Financial Statements of Chartwell Technology Inc. for the fiscal years ended October 31, 2000, 2001 and 2002.

Item 18.  Financial Statements

Not applicable.

Item 19.  Exhibits

Exhibit Number	Description

1.1(1)	Certificate of Incorporation of Napier Explorations Inc.

1.2(1)	Certificate of Name Change from Napier Explorations Inc. to Brockton Resources Inc., dated October 13, 1988

1.3(1)	Special Resolution, dated July 21, 1992

1.4(1)	Directors Resolution, dated November 4, 1992

1.5(1)	Certificate of Name Change from Brockton Resources Inc. to Chartwell Ventures Ltd., dated November 19, 1992

1.6(1)	Certificate of Registration as an Extra-Provincial Corporation in Alberta, Chartwell Ventures Ltd., dated June 21, 1994

1.7(1)	Certificate of Continuance from British Columbia to Alberta, Chartwell Ventures Ltd., dated December 18, 1995

1.8(1)	Certificate of Name Change from Chartwell Ventures Ltd. to Chartwell Technology Inc., dated December 8, 1998

1.9(1)	Amended Articles of Brockton Resources Inc.

3.1(1)	Participation Agreement, dated May 31, 1994, by and between Pengrowth Management Limited and Chartwell Ventures Ltd.

3.2(1)	Petroleum Natural Gas and Related Rights Purchase Agreement, dated April 20, 1999, by and between Chartwell Technology Inc. and 586983 Alberta Ltd.

3.3(1)	Share Purchase Agreement, dated November 1, 1998, by and between Gateway Technology Inc., Chartwell Ventures Ltd., David Bailey, Steven Latham, and Richard Latham

Exhibit Number	Description

3.4(1)	Software Transfer Agreement, dated October 8, 1998, by and between Corel Computer Corp. and Gateway Technologies Inc.

3.5(1)	Value-Added Distributor Agreement, dated July 1, 1997, by and between Corel Computer Corp. and Gateway Technology Inc.

3.6(1)	Contractual Rights and Software Purchase and Sale Agreement, dated February 1, 1999, by and between Gateway Technology Inc. and Chartwell Technology Inc.

3.7(1)	Master License Agreement, dated February 1, 1999, by and between Gateway Technology Inc. and Chartwell Technology Inc.

3.8(1)	Stock Option Plan, dated June 22, 1998

3.9(1)	Confidential Private Placement Offering Memorandum, dated April 26, 1999, with Exhibits

3.10(1)	Escrow Agreement -- Principal's Shares, dated November 30, 1988

3.11(1)	Escrow Agreement for a Natural Resource Issuer, dated February 9, 1995

3.12(1)	Escrow Agreement (Performance), dated November 1, 1998

3.13(1)	Transfer Agency and Registrarship Agreement, dated December 7, 1993, by and between Chartwell Ventures Ltd. and Montreal Trust Company

3.14(1)	Form of Software Licensing Agreement

3.15(1)	Contractual Rights and Software Purchase and Sale Agreement dated November 1, 1999 By and Among Chartwell Technology Inc., Gateway Technology Inc. and Gaming Tech Corporation

3.16(2)	Agency Agreement date March 10, 2000

3.17(2)	Form of Special Warrant

3.18(2)	Financial Consultant Engagement with Maxwell Mercantile, Inc.

4.1(3)	Revised Stock Option Plan, dated June 23, 2000

4.2(3)	Revised Company By-Laws, approved July 31, 2000

99.1	Sarbanes Oxley Act of 2002 - Section 906 Certification of Chief Executive Officer

99.2	Sarbanes Oxley Act of 2002 - Section 906 Certification of Chief Financial Officer

_________________

(1)	Previously filed on December 17, 1999
(2)	Previously filed on July 31, 2000
(3)	Previously filed on April 19, 2001

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 23, 2003	By: /s/ Barry Foster Barry Foster, Chief Financial Officer

CERTIFICATION

I, Darold H. Parken, Chief Executive Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of Chartwell Technology Inc. (the “Registrant”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 23, 2003	/s/ Darold H. Parken Darold H. Parken Chief Executive Officer

CERTIFICATION

I, Barry Foster, Chief Financial Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of Chartwell Technology Inc. (the “Registrant”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 23, 2003	/s/ Barry Foster Barry Foster Chief Financial Officer

Consolidated Financial Statements of

CHARTWELL TECHNOLOGY INC.

As at October 31, 2002 and 2001 and for each of the years in the three year period ended October 31, 2002

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Chartwell Technology Inc. as at October 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended October 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended October 31, 2002 and October 31, 2001 we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended October 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed)     KPMG LLP

Chartered Accountants

Calgary, Canada
March 5, 2003

CHARTWELL TECHNOLOGY INC.
Consolidated Balance Sheets

As at October 31
(stated in Canadian dollars)

	2002	2001

Assets
Current assets:
Cash	$ 1,704,267	$ 2,741,078
Short term investments (note 8)	3,181,494	3,350,007
Accounts receivable	1,128,639	1,049,041
Deferred set-up expense	91,629	--
Prepaid expenses	79,147	79,867

	6,185,176	7,219,993
Due from related parties (note 6)	162,565	150,995

Available for sale long-term securities	--	42,882

Capital assets (note 2)	268,374	303,392

Deferred software development costs (note 3)	110,068	220,144

	$ 6,726,183	$ 7,937,406

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 169,154	$ 59,897
Current portion of obligations under capital lease (note 4)	6,841	12,668

	175,995	72,565
Obligations under capital lease (note 4)	8,987	13,446

Shareholders' equity:
Share capital (note 5)	14,632,223	14,511,135
Deficit	(8,091,222)	(6,659,740)

	6,541,201	7,851,395
Commitments (note 9)

	$ 6,726,183	$ 7,937,406

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed   "Darold H. Parken"                             Director

Signed   "Rod A. Ferguson"                             Director

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Loss and Deficit

Years ended October 31
(stated in Canadian dollars)

	2002	2001	2000

Revenue:
Software set-up fees	$ 789,197	$ 1,928,696	$ 909,902
Software license fees	2,646,766	908,876	172,463
Interest and other	302,031	394,782	338,924

	3,737,994	3,232,354	1,421,289
Expenses:
Software development	2,651,335	2,013,601	1,291,899
General and administrative	2,299,857	2,065,710	2,523,572
Gain from extinguishment of debt (note 6)	--	(242,512)	--
Amortization of deferred software
development costs	110,076	110,076	110,074
Depreciation and amortization	108,008	121,446	121,050

	5,169,276	4,068,321	4,046,595

Net loss	(1,431,282)	(835,967)	(2,625,306)

Deficit, beginning of year	(6,659,740)	(5,823,773)	(3,198,467)

Deficit, end of year	$(8,091,022)	$(6,659,740)	$(5,823,773)

Net loss per share	$ (0.11)	$ (0.06)	$ (0.25)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Cash Flows

Years ended October 31
(stated in Canadian dollars)

	2002	2001	2000

Cash provided by (used in):

Operations:
Net loss	$(1,431,282)	$ (835,967)	$(2,625,306)
Depreciation and amortization	108,008	121,446	121,050
Amortization of deferred software
development costs	110,076	110,076	110,074
Deferred revenue	--	(299,789)	(123,014)
Interest income capitalized	(11,570)	--	--
Write-down of long-term securities	42,882	--	--
Loss on disposal of capital assets	24,258	--	--
Change in non-cash working capital:
Accounts receivable	(79,598)	(1,056,283)	150,150
Deferred set-up expense	(91,629)	--	--
Prepaid expenses	720	(7,899)	(5,495)
Accounts payable and accrued liabilities	109,257	(725,645)	437,737

	(61,250)	(1,789,827)	582,392

	(1,218,878)	(2,694,061)	(1,934,804)
Financing:
Issue of shares	121,088	92,500	1,447,500
Issue of special warrants	--	--	10,075,000
Share and special warrant issue costs	--	--	(816,416)
Repayment of lease obligations	(10,286)	(3,735)	(230,375)
Long-term debt	--	--	(42,625)

	110,802	88,765	10,433,084
Investing:
Sale (purchase) of short term investments	168,513	(3,350,007)	--
Purchase of capital assets	(97,248)	(97,093)	(314,715)

	71,265	(3,447,100)	(314,715)

Increase (decrease) in cash	(1,036,811)	(6,052,396)	8,183,565

Cash, beginning of year	2,741,078	8,793,474	609,909

Cash, end of year	$ 1,704,267	$ 2,741,078	$ 8,793,474

Supplemental cash flow information:
Cash interest received	$ 290,462	$ 393,709	$ 332,892
Cash interest paid	(3,272)	(3,409)	(4,270)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

Chartwell Technology Inc. (the “Company”) is incorporated under the Business Corporations Act (Alberta). The Company specializes in the development of leading edge games and entertainment content for Internet and Intranet deployment. The Company’s software products and games are designed for use in gaming, entertainment, advertising and promotional applications.

1.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gateway Technology Inc. (“GTI”), a United States company, and Chartwell Games Corp. (“CGC”) (formerly Gaming Tech Corporation), a Belize company. GTI is a US incorporated company, which was acquired on November 1, 1998, and Gaming Tech was incorporated in Belize and commenced operations November 1, 1999. The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada and Canadian dollars is the functional currency. Except for the information disclosed in note 11 there are no material differences between Canadian and United States generally accepted accounting principles in these consolidated financial statements.

(b)	Capital assets:

Capital assets are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Capital assets under lease	30%
Computer equipment	30%
Furniture and equipment	20%

(c)	Research and deferred software development:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under generally accepted accounting principles. The criteria are the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project. To October 31, 2002, the Company has deferred the purchase cost of acquired software, which is being amortized over its expected useful life of five years. No other software development costs have been deferred. Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 2

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

1.	Significant accounting policies (continued):

(d)	Foreign currency translation:

The Company uses the temporal method of foreign currency translation to translate the accounts of its foreign subsidiaries. Monetary items are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(e)	Revenue recognition:

Revenue is recognized in accordance with the terms of the Company’s various licensing agreements. Software set-up fees, which require software customization, modification and integration, are recognized following the completed contract method. Licensing revenue, including revenue related to software maintenance and upgrades, is recognized on an accrual basis as earned over the life of the licensing agreement.

(f)	Per share amounts:

Loss per share has been calculated using the weighted average number of common shares outstanding during the year, which were 13,485,109 (2001 – 13,286,063; 2000 –10,477,211). Contingently returnable and issuable shares held in escrow have been excluded from the calculation. 2001 and 2000 per share amounts have been restated to remove 2,330,400 contingently returnable or issuable shares from the calculation. Diluted per share amounts, which are calculated using the treasury stock method, have not been shown, as the results would be anti-dilutive.

(g)	Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(h)	Income taxes:

The Company follows the liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 3

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

1.	Significant accounting policies (continued):

(i)	Stock option plan:

The Company has a stock option plan which is described in note 5(c). No compensation expense is recognized under the plan when stock options are issued. The consideration paid on exercise of stock options is credited to share capital.

2.	Capital assets:

2002	Cost	Accumulated amortization	Net book value

Capital assets under lease	$ 47,005	$ 31,350	$ 15,655
Computer equipment	535,356	325,898	209,458
Furniture and equipment	77,070	33,809	43,261

	$659,431	$391,057	$268,374

2001

Capital assets under lease	$ 47,005	$ 24,641	$ 22,364
Computer equipment	476,602	246,778	229,824
Furniture and equipment	78,582	27,378	51,204

	$602,189	$298,797	$303,392

3.	Deferred software development costs:

	2002	2001

Software development costs	$ 524,149	$ 524,149
Less: accumulated amortization	(414,081)	(304,005)

Net book value	$ 110,068	$ 220,144

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 4

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

4.	Capital leases:

The capital lease obligations were incurred to purchase office equipment. The following is a summary of the capital lease obligations at October 31, 2002:

Capital lease obligation	$ 15,828
Less current portion	(6,841)

$ 8,987

The following is a schedule by years of future minimum lease payments together with the net present value as at October 31, 2002:

Fiscal year ending:
2003	$ 8,796
2004	6,728
2005	3,195

Total minimum lease payments	18,719
Less interest amount	(2,891)

$ 15,828

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 5

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

5.	Share capital:

(a)	Authorized:

100,000,000 common shares without par value

(b)	Issued:

	Number of shares	Amount

Balance, October 31, 1999	11,305,501	$ 2,779,751
Issued for cash on exercise of stock options	45,000	72,500
Issued on conversion of Special Warrants (iii)	550,000	932,800
Issued for cash on exercise of Warrants (iii)	550,000	1,375,000
Issued on conversion of Special Warrants (ii)	3,100,000	9,258,584

Balance, October 31, 2000	15,550,501	14,418,635
Issued for cash on exercise of stock options	20,000	20,000
Issued for cash on exercise of Warrants	58,000	72,500

Balance, October 31, 2001	15,628,501	14,511,135
Issued for cash on exercise of stock options	189,200	121,088

Balance, October 31, 2002	15,817,701	$14,632,223

(i)	375,000 shares are held in escrow on behalf of the principals of the Company and are subject to the direction and determination of the regulatory authorities in the Province of British Columbia.

955,400 shares are held in escrow on behalf of the principals of the Company and others and subject to the direction and determination of the regulatory authorities in the Province of Alberta.

Pursuant to the Company’s acquisition of all of the issued shares of GTI, 1,000,000 shares are held in escrow and are realizable from time to time as to one escrowed share for each $1.00 of cash flow generated by GTI subsequent to its acquisition by the Company. Shares remaining in escrow at October 31, 2003 are to be returned to the Company and cancelled. At October 31, 2002 all these shares remain held in escrow.

The Company has agreed to issue an additional 25,000 shares as a finder’s fee in connection with the acquisition of GTI. This additional share issue will be subject to regulatory approval and will be subject to escrow as determined by regulatory authorities. As of October 31, 2002, these shares have not been issued.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 6

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

5.	Share capital (continued):

(b)	Issued (continued):

(ii)

On March 10, 2000, the Company received $10,075,000, less $816,416 of related issue costs, through a private placement of 3,100,000 Special Warrants. These Special Warrants entitle the holder to acquire one common share and one half common share purchase warrant. Each whole purchase warrant entitles the holder thereof to acquire one common share of the Company at a price of $3.80 and is exercisable for a period of one year from the date of issue. In conjunction with the issue of Special Warrants, the Company issued to its Agent 310,000 broker warrants and 500,000 warrants to a financial consultant as compensation for financial advisory services. Each warrant entitled the holder to acquire an option to purchase one common share at a price of $3.25 per share, exercisable until March 10, 2001. These warrants have expired.

On July 14, 2000 the 3,100,000 Special Warrants were converted to 3,100,000 common shares and 1,550,000 purchase warrants. These warrants expired on March 10, 2001.

(iii)

During the year ended, October 31, 1999 the Company received $1,000,000 through a private placement of 500,000 Special Warrants. The Special Warrants originally entitled the holder to acquire one common share and one warrant. Each warrant entitled the holder thereof to acquire one common share of the Company at a price of $2.50 until May 26, 2000. The Company did not complete the prospectus filing to clear the securities by September 24, 1999 and, accordingly, the Special Warrants were convertible or exchangeable for 1.1 common shares and 1.1 warrants each. All of the Special Warrants were converted to common shares, and in addition, 550,000 warrants to purchase common shares were exercised at $2.50 per common share.

(c)	Stock options and warrants:

The Company has a stock option plan for its directors, officers, employees and key consultants whereby an amount of options to a maximum of 3,110,100 shares may be granted subject to certain terms and conditions. Stock option vesting privileges are at the discretion of the Board. The exercise price for stock options granted is no less than the quoted market price on grant date.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 7

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

5.	Share capital (continued):

(c)	Stock options and warrants:

Changes in the number of options, with these weighted average exercise prices are summarized below:

	October 31, 2002		October 31, 2001

	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding, beginning of year	2,011,566	$1.15	1,777,532	$1.02
Granted	426,400	1.54	579,100	1.35
Exercised	--	--	(209,200)	0.67
Forfeited	49,100	1.80	(135,866)	1.03

Outstanding, end of year	2,388,866	$1.21	2,011,566	$1.15

On June 5, 2001 the Company re-priced certain employee stock options with an original exercise price ranging from $1.77 to $4.20, to a new exercise price ranging from $1.06 to $1.17.

The following table summarizes information about the stock options outstanding at October 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted average remaining contractual life (years)	Weighted average Exercise price	Number	Weighted average Exercise price

$ 1.00-1.50	1,896,366	2.6	$1.07	1,575,070	$1.08
1.51-2.00	442,500	3.7	1.72	67,732	1.72
2.01-2.09	50,000	3.8	2.09	33,333	2.09

$ 1.00-2.09	2,388,866	2.8	$1.21	1,676,135	$1.12

In November 2000, 58,000 of the 1998 warrants were converted to common shares and the remaining 192,000 warrants expired.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 8

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

6.	Related party transactions:

For the year ended October 31, 2002, the Company paid legal fees of $60,000 (2001 —$60,000; 2000 — $62,000) and consulting fees of $165,000 (2001 — $162,000; 2000 — $135,000) to various directors of the Company in the normal course of business. These transactions were measured at the exchange amount and recorded in general and administrative expenses.

Amounts due from related parties of $162,565 consist of amounts due from Company officers, directors and employees. Of these amounts, $29,907 is non-interest bearing, unsecured and with no set terms of repayment. The remaining $132,658 bears 6% interest and is secured by 189,200 common shares of the Company.

In fiscal 2001, the Company determined that $242,512 of liabilities, which were recognized upon the acquisition of the issued and outstanding shares of GTI, were no longer payable, and therefore these amounts have been recognized as income in the fiscal 2001 year.

7.	Income taxes:

Income tax recovery differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the net loss for the year. The reasons for the differences are as follows:

	2002	2001	2000

Net loss	$(1,431,282)	$(835,967)	$(2,625,306)

Combined Canadian federal and provincial
statutory rate	39.7%	42.6%	43.6%
Computed recovery	(568,219)	(356,121)	(1,144,633)
Non-tax-based amortization	43,653	44,605	47,992
Difference in foreign tax rates	(956,101)	(762,816)	5,338
Foreign accrual property income	1,034,320	741,800	--
Benefit of future tax assets not recognized	438,060	321,978	802,625
Non deductible expenses	8,287	10,554	288,678

Actual recovery	$ --	$ --	$ --

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 9

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

7.	Income taxes (continued):

The adjustment in respect of differences in foreign tax rates includes amounts arising from the differences in taxable income in the various jurisdictions in which the Company operates.

The components of the Company’s net future income tax asset at October 31, 2002, no portion of which has been recorded in these financial statements, are as follows:

	Canada	United States	Total

Benefit of non-capital/net operating losses	$1,200,628	$ 24,823	$1,225,451
Capital assets	116,966	--	116,966
Benefit of share issue costs	120,340	--	120,340
Resource deductions	87,963	--	87,963
Deferred development costs	449,460	--	449,460

	$1,975,357	$ 24,823	$2,000,180

As at October 31, 2002, the Company has Canadian unrecognized loss carry-forwards for income tax purposes of approximately $3,418,645 (2001 — $4,187,000) available for deduction against future years’ taxable income. These losses expire as follows:

2003	$ 85,773
2004	136,870
2005	140,519
2006	955,395
2007	--
2008	848,902
2009	1,251,186

$3,418,645

In addition, for income tax purposes GTI has net operating losses carry-forward of $73,008 (2001 — $74,243) available for deduction against future year’s taxable income in the United States. These losses expire between 2018 and 2019.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 10

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

8.	Financial instruments:

The

Company’s financial instruments consist of cash, short term investments (provincial government bonds), accounts receivable, amounts due from related parties, accounts payable and accrued liabilities and capital lease obligations. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. It is management’s opinion that the Company is not exposed to significant interest and or credit risk. The Company’s short term investments consist of investments in low risk, fixed interest, corporate bonds. A substantial portion of the Company’s revenue is exposed to currency fluctuations.

9.	Commitments:

Operating leases:

The Company operates from leased premises. Future minimum annual payments under the leases are as follows:

2003	$159,000
2004	159,000
2005	79,500

10.	Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA. The Company’s software set-up and license fees are from domestic and foreign entities and originate from the following countries of operation:

2002	Canada	Belize	Total

Software set-up fees	$ 47,529	$ 741,668	$ 789,197
Software license fees	$ 231,071	$2,415,695	$2,646,766
Total assets	$4,660,842	$2,065,341	$6,726,183

2001

Software set-up fees	$ 212,361	$1,716,335	$1,928,696
Software license fees	$ 67,022	$ 841,854	$ 908,876
Total assets	$6,723,320	$1,214,086	$7,937,406

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 11

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

10.	Segmented information (continued):

2000	Canada	Belize	Total

Software set-up fees	$44,375	$865,527	$909,902
Software license fees	$ --	$172,463	$172,463

During the year ended October 31, 2002, three licensees (2001 – 5; 2000 – 3), each of which provided more than 10% of the Company’s set-up fees and license revenue, accounted for 68.5% (2001 – 54.9%; 2000 – 42.9%) of the Company’s 2002 total set-up fee and license revenue.

11.	Differences in generally accepted accounting principles between Canada and the United States:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles “Canadian GAAP”. Any differences in United States generally accepted accounting principles (“U.S. GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

(a)	Reconciliation of Canadian GAAP Loss to U.S. GAAP Net Loss:

The effect on the loss for each of the years in the three year period ended October 31, 2002 of the differences between Canadian GAAP and US GAAP is summarized as follows:

	Years ended October 31,

	2002	2001	2000

Net loss from continuing operations
for the period as reported in
accordance with Canadian GAAP	$(1,431,282)	$ (835,967)	$(2,625,306)
Repricing of stock options	95,820	(702,660)	--
Stock based compensation expense:
APB 25	(7,981)	(37,580)	(118,785)
FAS 123	(105,119)	(94,870	--

Net loss under U.S. GAAP	(1,448,562)	(1,671,077)	(2,744,091)
Deficit, beginning of year, under U.S. GAAP	(7,826,907)	(6,155,830)	(3,411,739)

Deficit, end of year, under U.S. GAAP	$(9,275,469)	$(7,826,907)	$(6,155,830)

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 12

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(a)	Reconciliation of Canadian GAAP Loss to U.S. GAAP Net Loss (continued):

	Years ended October 31,

	2002	2001	2000

Net loss per share, basic	$ (0.11)	$ (0.13)	$ (0.25)
Weighted average shares for basic EPS	13,485,109	13,286,063	10,796,530

For U.S. GAAP purposes, the amounts of interest income would not be included in the subtotal of revenue.

The components of comprehensive income are as follows:

	2002	2001	2000

Net loss - US GAAP	$(1,448,562)	$(1,671,077)	$ --
Other comprehensive income:
Change in fair value of available
for sale long-term securities	(85,426)	27,625	--

Comprehensive income (loss)	$(1,533,988)	$(1,643,452)	$ --

Balance sheet items which vary in conformity with US GAAP and SEC requirements:

	2002	2001

Assets:
Available for sale long-term securities	$ 1,365	$ 70,507

Shareholders' Equity:
Common Stock	$ --	$ --
Accumulated other comprehensive income	(85,426)	27,625
Deficit	(9,275,469)	(7,826,907)

	$(9,360,895)	$(7,799,282)

There are no variations between the amounts of assets and liabilities and those amounts measured using U.S. GAAP.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 13

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(b)	Stock based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123. The fair value of the options granted to consultants and other third parties is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions for grants; expected volatility of 72%, risk free interest rate of 5% and expected option lives of 5 years.

With the exception of 100,000 options granted to a consultant in the year ended October 31, 2002, and 50,000 options granted to a consultant in each of the years ended October 31, 2001 and 2000, all options granted to date have been fixed and granted to employees, directors and officers of the Company. $105,119 (2001 – 94,870; 2000 — nil) has been charged against income for those options in 2002.

The Company has calculated the fair value of stock options granted to employees, directors and officers under the minimum valued method using the Black Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000

Risk free interest rate	5%	6%	6%
Volatility	72%	100%	100%
Expected option life (in years)	5	5	5
Dividend yield	0%	0%	0%

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 14

Years ended October 31, 2002, 2001 and 2000
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(b)	Stock based compensation (continued):

Had the Company determined compensation costs based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with US GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS 123 for stock-based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the options’ vesting period.

	Years ended October 31,

	2002	2001	2000

Net loss under U.S. GAAP
As reported	$ (1,448,562)	$ (1,671,077)	$ (2,744,091)
Pro forma	(1,683,131)	(1,889,073)	(3,656,095)

Basic loss per common share:
As reported	$ (0.11)	$ (0.13)	$ (0.25)
Pro forma	(0.12)	(0.14)	(0.34)

(c)	Additional disclosures under U.S. GAAP:

(i)

The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to U.S. GAAP. Under U.S. GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders’ equity on the balance sheet. For the three years ended October 31, 2002 there are no items classified as other comprehensive income, with the exception of a change in the fair value of available for sale securities of $(85,426) for the year ended October 31, 2002 (2001 – $27,625).

(ii)

The 2,330,400 common shares held in escrow for the year ended October 31, 2002 (2001 – 2,330,400 and 2000 — 1,627,700), have not been included in the calculation of basic or diluted earnings per share as doing so would be anti-dilutive.