Form 20-F
period 2003-10-31
CHARTWELL TECHNOLOGY INC
filed 2004-04-30
CIK 1096952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________________ to ___________________

Commission file number  0-30456

Chartwell Technology Inc.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 400, 750 – 11th Street SW, Calgary, Alberta, Canada T2P 3N7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 15,987,701 Common Shares as at October 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

[  ]    Yes       No [  ]

NOTE REGARDING FORWARD LOOKING STATEMENTS

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

i

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

“GT” means Gaming Tech Corporation, a wholly-owned subsidiary of the Company (see also CGC).

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

Item 2.   Offer Statistics and Expected Timetable

D. Offer statistics.

Not applicable.

E. Method and expected timetable.

Not applicable.

Item 3.   Key Information

A. Selected financial data.

The following table sets forth selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). For reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”), see note 11 to the Consolidated Financial Statements for the three fiscal years ended October 31, 2003, 2002, and 2001 (audited). The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere this Annual Report. The selected financial data is expressed in Canadian dollars (in accordance with Canadian GAAP and some in U.S. GAAP where indicated).

	Fiscal Year Ended October 31 (audited) (Cdn$)
	2003	2002	2001	2000	1999

Operating Revenue
Software Set-up	943,395	789,197	1,928,696	909,902	235,528
Software Licensing	6,300,335	2,646,766	908,876	172,463	nil
Interest and other	109,411	302,031	394,782	338,924	26,814

Total Operating Revenue	7,353,141	3,737,994	3,232,354	1,421,289	262,342

Total Expenses	6,262,289	5,169,276	4,068,321	4,046,595	2,261,234

Income (Loss) from	1,090,852	(1,431,282)	(835,967)	(2,625,306)	(1,998,892)
Continuing Operations before income
taxes

Income (Loss) from Discontinued Oil	N/A	N/A	N/A	N/A	(124,192)
& Gas Operations(1)

Income taxes:
Future income tax recovery	(520,000)	N/A	N/A	N/A	N/A

Net Income (Loss)
Canadian GAAP	1,610,852	(1,431,282)	(835,967)	(2,625,306)	(2,123,084)
US GAAP	851,004	(1,448,562)	(1,671,077)	(2,744,091)	(2,179,696)

Net Income (Loss) per Share from
Continuing Operations
Canadian GAAP	0.11	(0.11)	(0.06)	(0.25)	(0.18)
US GAAP	0.06	(0.11)	(0.13)	(0.25)	(0.23)

	Fiscal Year Ended October 31 (audited) (Cdn$)
	2003	2002	2001	2000	1999

Cash and cash equivalents	3,465,120	1,704,267	2,741,078	8,793,474	609,909
Total Assets

Canadian GAAP	8,898,863	6,727,548	7,965,031	9,710,042	1,587,541
US GAAP	8,367,915	6,726,183	7,937,406	9,710,042	1,587,541

Total Liabilities	569,310	184,982	86,011	1,115,180	1,073,457

Net Assets	8,329,553	6,541,201	7,851,395	8,594,862	514,084

Shares Outstanding	15,987,701	15,817,701	15,628,501	15,550,501	11,305,501

(1)

On February 1, 1999, the Company sold its petroleum and natural gas properties business segment for proceeds of $127,750 cash. The Company recognized a loss of $113,397 on the sale. The operating results of this business segment for all years presented are reflected as "discontinued operations". See Note 5 of the Consolidated Financial Statements.

The Company paid no dividends during the past five fiscal years.

Our financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in the footnotes to the financial statements.

CURRENCY AND EXCHANGE RATES

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

The following table shows the rates derived from the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

Month	High	Low

March 2004	1.30	1.3480

February 2004	1.31	1.3442

January 2004	1.26	1.334

December 2003	1.29	1.3405

November 2003	1.29	1.3362

October 2003	1.30	1.3481

September 2003	1.36	1.3876

The high, low, average and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	Corporation's Fiscal Year Ended October 31

	2003	2002	2001	2000	1999

High	Cdn$1.3043	Cdn$1.5108	Cdn$1.4933	Cdn$1.4350	Cdn$1.4433

Low	1.5903	1.6128	1.5905	1.5311	1.5298

Average	1.4379	1.5718	1.5411	1.4771	1.4858

Period End	1.3195	1.5610	1.5905	1.5273	1.4720

On April 27, 2004, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals Cdn$1.3517 Capitalization and indebtedness.

Not applicable.

B. Reasons for the offer and use of proceeds.

Not applicable.

C. Risk factors.

The securities of the Registrant are highly speculative. In evaluating the Registrant, it is important to consider that the Registrant is in the preliminary stage of its operations as a developer of emerging gaming entertainment software. A prospective investor or other person reviewing the Registrant should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Registrant’s business including the following:

•	We may incur future losses and negative cash flow, which may affect the value of our shares.
•	If we are unable to obtain additional financing, our ability to implement our business plan may be adversely affected.
•	Our operating results are difficult to predict, which may affect our business.
•	Because we currently do not intend to have long-term licensing relationships, we could lose licensees and opportunities.
•	We may never fully develop our technologies to achieve commercial success.
•	Lack of acceptance of our products will affect our business.
•	Our products will become obsolete if we do not upgrade and improve our products and develop new technologies.
•	We may not be able to compete successfully against current and future competitors.
•	We expand our game offerings and enter new business categories that may not achieve market acceptance.
•	Our success is dependent on certain technologies developed by third-party vendors and the Internet, which may fail and have a material adverse affect on our business.
•	Our success depends on our ability to prevent others from infringing on our technologies.
•	Our ability to license our technology will be adversely affected if our technology’s security measures fail.

•	We may need to change the manner in which we intend to conduct our business if government regulation increases.
•	We are engaged in a business that is relatively new and it is difficult to predict the likelihood of our success.
•	Our target customers are concentrated and may base their buying decision on the availability of services that we do not offer, which may affect our ability to market and sell our products.
•	Growth in volume on the Internet may adversely affect licensees’ ability to operate their businesses, which may adversely affect our ability to license our products.
•	The loss of our key management personnel may adversely affect our business.
•	Rapid growth may strain our resources and the ability for our personnel to effectively support our business.
•	Our inability to grow and to successfully manage our growth may harm our business.
•	Our operations could be affected by currency fluctuations.
•	Broker-dealers may be discouraged from effecting transactions in our shares because they are considered penny stocks and are subject to the penny stock rules.

A more detailed discussion of Risk Factors may be found within “Item 4. Information on the Company” in this Annual Report.

Item 4.   Information on the Company

A. History and development of the company.

Introduction

Chartwell Technology Inc. (“we,” “us,” “our,” “Chartwell,” the “Company” or the “Registrant” as the context requires) and our wholly owned subsidiaries, Gateway Technology Inc. (“GTI”), a Delaware corporation, and Chartwell Games Corp (“CGC”), formerly Gaming Tech Corporation (“GT”), a Belize corporation, are engaged in the business of developing, marketing and licensing computer software applications for gaming and entertainment on the Internet and internal intranet systems. Our principal office is located at Chartwell House, 750 – 11th Street SW, Suite 400, Calgary, Alberta, Canada, T2P 3N7.Our common stock trades on the TSX Venture Exchange under the symbol CWH.

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

In February 1999, we sold our entire interest in the Harmattan Property to an arms’-length third party. Our sale of the Harmattan Property was effected to divest our oil and gas operation and to focus our resources on the development of our computer hardware and software integration business. We received approval of the Alberta Stock Exchange related to our change in business in accordance with its policies. During our fiscal year ended October 31, 1999, we raised $500,000 through a private placement of convertible debentures and share purchase warrants (“1999 Warrants”) and $1,000,000 through a private placement of special warrants (“1999 Special Warrants”) completed on May 26, 1999. All of the 1999 Special Warrants and 1999 Warrants were exercised resulting in the issuance of 1,100,000 Common Shares in aggregate and resulting in a further cash infusion of $1,375,000. Effective June 7, 1999, all of our convertible debentures were converted into 500,000 Common Shares.

During the year ended October 31, 2000, we raised $10,075,000 through a private placement of Special Warrants completed on March 10, 2000.

During the year ended October 31, 2002, the Company continued development and licensing of software products. Our marketing and sales efforts were focused mainly on Europe and Asia due to the perceived demand from this region.

During the year ended October 31, 2003, the Company continued its product development initiatives. Sales and marketing efforts remained focused on Europe.

OUR BUSINESS

Our business plan and strategy is to focus primarily on the development, marketing and market development of our Internet entertainment software.

Development of Our Business

We acquired GTI to affect a shift of our business strategy from the oil and gas industry to the software technology industry. GTI was a computer hardware and software integrator that specialized in developing and licensing Internet and Intranet based computing solutions, with a focus in the area of Internet based commerce and Internet/Intranet gaming.

Under an agreement dated October 8, 1998, GTI acquired from Corel Corporation all proprietary rights to certain software code, which formed the basis of our Internet gaming product. Since our acquisition of GTI, we have completed a total redevelopment of our Internet gaming software product.

On November 1, 1999, we sold certain parts of our interest in our gaming software and assigned all our software sublicensing agreements related to our gaming software to our wholly owned subsidiary Chartwell Games Corp. (“CGC”). We organized CGC as an independent operating subsidiary to license and manage the wagering version of our Online Games software application. Our business plan and strategy is to focus primarily on the development, marketing and market development of our entertainment software.

OUR PRODUCTS

Entertainment Software

Our entertainment software products consist of Online Casino, multiplayer Bingo and multiplayer Poker games. The Online Casino comprises a large selection of card games, table games, slots and video poker. The online Casino suite is available in in-browser or download versions and a selection of these games can also be played using Java enabled mobile devices. All games can be operated in a wagering mode for real money applications or a free mode for fun or entertainment applications. The software can be deployed in either a standalone configuration or integrated into an existing gaming site.

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
dealer poker-type game. Pairs Plus is a bonus-type game where, dependant upon the result of their hand, players win pre-determined payouts.

Blackjack	Traditional game of 21, where the player tries to beat the dealer's hand, without exceeding 21.

Roulette	Based on the physical wheel oriented game where the player selects numbers or other parameters and wagers that the number will result from the number spin of the roulette wheel. The Online Games player selects numbers or other parameters and wagers that the number will result from the number randomly selected by the casino's computer when the player clicks on the spin button.

Baccarat	In this game the player either bets with the bank or against it. The player has no direct decisions as to the outcome of the hand.

Craps	Based on a dice game where the player bets with or against the "roller" on the potential outcome of the next roll of the dice. The game randomly generates combinations or rolls the dice when the player clicks on the roll button.

Sic Bo	Sic Bo is played using 3 dice. The objective is to wager the predicted result of the dice combinations, involving 1, 2 or all 3 dice. A Random Number Generator
(RNG) is used for each roll of the dice.

Bingo	Based on the traditional Bingo game where the player marks out randomly selected numbers in patterns on a game card to win.

Online Games also offers different types of video poker and slot machine type games.

Game	Description

Slots:	The player spins the wheels and hopes to achieve a winning combination of symbols.
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
receives five cards and chooses which to keep in order to make the best possible hand after receiving their new cards. The nuances between the games are minimum winning hands and amount of wild cards.

"Jacks or Better"	No wild cards, minimum winning hand is a pair of jacks.

"Joker's Poker"	One wild card (the joker), minimum winning hand is two pair.

"Deuces Wild"	Four wild cards (all 2's), minimum- winning hand is three of a kind.

"All American"	No wild cards, minimum winning hand is a pair of jacks.

We continually upgrade our support software and technologies to increase their functionality and capabilities. The ability of our licensees to maintain a high-quality gaming environment is critical to the success of our Online Games product and to our licensing revenue. The Online Games software is subject to technological obsolescence and as technology advances, we will attempt to stay ahead of the competition by upgrading the quality of our software with respect to new gaming products, graphics, sound and other features to meet rising user expectations.

Our Online Games software has been designed to be as easy to use as possible and to include extensive help features to assist players. Help features have been designed to assist users to operate the gaming software and to explain the following:

•	objective of each game;
•	rules for each game; and
•	odds given and pay-out information.

All games and player platforms are supported through a common set of back office servers and utilities. Java is the primary development environment used for all server side development. We use Java, Flash and Shockwave for our player side interfaces, which are supported on virtually all PC based browsers and operating systems. Java provides a portable, scalable and robust multi-platform capability for server side code and provides a very productive development environment.

We believe that maintaining a gaming environment, which includes security measures to protect player information, confidentiality of player information, responsible gaming features, variety of games, state of the art graphics, sounds and processing speeds, will contribute to our ability to generate licensing revenues. We have designed our Online Games software to feature the look and feel of wagering games that are played in a physical environment by using our proprietary technology.

Our Online Games software provides the following built-in security features that are designed to prevent hackers or licensees of our software from manipulating games and systems, including:

•	a high-level security system that requires passwords to access the server systems;

•	hard coding our game logic software so that it can only be reprogrammed by us, to prevent manipulation of the gaming programs;

•	isolated source code security so that the source code is not located on the application server and to prevent access or manipulation; and

•	the use of password encryption software for data transmissions.

Although we have implemented security measures to prevent tampering or manipulating of our games, we cannot guarantee that such security measures will not be breached or that future technologies will not render our systems obsolete. If our Online Games security measures are breached, our business and results of operations will be adversely affected.

We have also developed related applications, CyberBoss and CyberBanx, which provide the back-end tools required for a completely integrated Internet gaming system.

CyberBoss is a comprehensive administrative utility that provides licensees with a suite of administrative, marketing, customer relations’ management and promotional tools. By using CyberBoss licensees are able to securely access and classify server and transaction data from virtually anywhere via a web browser. The CyberBoss system features password encryption features for data transmissions and access by the licensee. We do not administer the CyberBoss system or store licensee operations data.

CyberBanx is a proprietary e-commerce engine that facilitates secure, automated player access to their account deposits and withdrawals through a number of third party credit card and payment processors. The software features a high-level security system that uses multiple level password encryption software for data transmissions and can be programmed to require a variety of player information including name, address, credit card number, maximum player information that may be required by third party credit card and wire transfer processing systems. CyberBanx also features technology that permits a licensee to authenticate and verify the identity of the parties sending and receiving data. As a security measure our licensees do not store credit card information in the gaming system database.

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

We have also developed related applications that integrate with our Online Games software into an integrated Internet gaming package. These related applications include the following:

Application	Description	Features

CyberBoss	a comprehensive casino	• Virtual Pit Boss:	• Player Reports:
	administration utility	Provides current real-	Provides player reports
	software	time data on casino	including Top
		activities	Winners, Losers,
		• Player Management:	Bettors and
		Allows the operator to view	Demographics
		and edit player	• House Reports
		information, view and	Provides complete
		edit player accounts.	details of casino
		• Casino Management	revenues, game
		Creates and edits	activity and player
		casino operator	activity.
		information.	• Game Reports
		• Transaction	Produces reports on
		Management: Allows	winning and losing
		the operator to review,	games.
		approve and manage	• Promotions
		player fund's	Management:
		withdrawals.	Includes Bonus
Management
capabilities.

CyberBanx	an online electronic banking
interface that handles
direct bank transactions and
electronic cash

We have also designed and developed a Site Development Kit (SDK), a Game Development Kit (GDK) and an External Game Interface (EGI). These applications are not licensed separately.

The SDK is a comprehensive integration interface that allows for seamless integration of a customer’s administration system to the Gaming System. The SDK is comprised of a set of Java servlets that allow an interface to facilitate player registration, login, fund transfers and deposits. The SDK is modular based which provides for flexibility in using only the parts of the system that are needed.

The GDK and EGI are interfaces that enable rapid development and deployment of online games. The GDK is a standard interface to the back –end of the system and supports rapid internal game development as well as providing a method for independent third party game developers to add to the gaming suite. The EGI allows for the addition of existing third party applications such as sports books to be integrated into the Gaming System.

Online Games Licensing

CGC licenses Online Games play for real applications only to operators of Internet gaming Web Sites who have been granted Internet gaming licenses by jurisdictions that permit Internet gaming. We also license our Online Games applications to a variety of entertainment Web Sites for entertainment and promotional purposes. We modify our Online Games applications to meet our licensees’ specifications and marketing theme. We do not offer electronic funds transfer services, provide credit card processing or banking services, conduct any gaming operations on our Web Site or server, provide gaming marketing or administrative services or provide services related to obtaining gaming licenses or governmental approval for gaming activities. Our business is developing and licensing entertainment software and software that is designed to assist operators with the administration and management of a variety of game playing Web Sites. Our licensees must, therefore, manage, support and administer their own Web Site servers and the games offered on their sites and market their Web Site operations without our assistance.

The material terms of CGC’s standard licensing agreement are as follows:

•	The initial term is generally for a period of three years, renewable for an additional two year period unless the licensee provides written notice of termination at least 90 days prior to the expiration of a term;

•	The licenses are non-exclusive and non-transferable;

•	CGC may terminate the license agreement if the licensee breaches any material term of the license;

•	We will maintain and upgrade our software and retain all right, title and interest in our technologies;

•	The licensee pays a set-up fee and a monthly licensing fee, which may be a fixed fee or a royalty fee, based on use of the software or revenues of the licensee’s business; and

•	The licensee must be licensed in a jurisdiction that permits Internet gaming and must remain in full compliance with the gaming laws and regulatory requirements in the licensing jurisdiction.

CGC has reserved the right to cancel any license if certain standards are not met, including:

•	The licensee must maintain in good standing proper licensing and authority to use the Online Games application;

•	The licensee must use the Online Games application in a fair and legal manner under applicable law;

•	The licensee must use the Online Games application in accordance with the terms of the license; and

•	The licensee must pay licensing fees in accordance with the terms of the license.

As of March 31, 2004, CGC has licensing agreements with twenty-four (24) licensees. Thirteen (13) of these licensees have launched licensed Internet gaming Web Sites. The Company cannot confirm if or when the remaining licensees will launch their Web Sites.

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

Chartwell’s position in the industry is directed by a fundamental corporate policy that prohibits participating in the ownership or operation of Internet gambling sites. This allows the Company to focus on software development and niche markets in the play for fun, entertainment, and incentives industries.

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

We have an ongoing marketing campaign to position our entertainment mode software as a leader in play for fun content applications for virtual community web sites. We believe that entertainment applications are one of the fastest growing segments of the Internet industry. We have developed our with multi-language capabilities to access other potential market areas in the entertainment content segment of the Internet software business.

We cannot assure you that we will benefit from the increase size of the Internet gaming market or the growth trend in the market in recent years. We also cannot assure you that we will be able to successfully compete against established companies that are in the business of licensing Internet gaming software.

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

Competition

There are currently several competitors for the licensing of play for real Internet gaming software, including, among others, Access Gaming Systems, Global Entertainment, iCrystal Inc., iGlobeMedia, Random Logic, Realtime Gaming, World Net Gaming, Net Entertainment, Unified Gaming, Dot Com Entertainment, Playtech Inc., Wagerworks Inc. Microgaming, Cryptologic Inc. and Boss Media AB. We believe that each of these competitors offers Internet gaming technologies that compete directly with our Online Games application. Many of these competitors have greater financial resources than us and have established relationships with licensees or are operating Internet gaming Web Sites.

Many of our competitors currently offer a full range of products and services, including Internet gaming software, assistance in procuring licenses, electronic funds transfer services, data management services, administrative services, hosting of server software, credit card processing and other banking services, marketing consulting services and turn-key Internet gaming systems.

There are also a number of competitors in the play for fun software market, ranging from large game developers such as Nintendo and Sega to individual game developers, any of whom may develop products which directly compete with ours.

We believe that our competitors may develop software and technologies that compete with our technologies. These potential competitors include large software development companies that develop a broad range of products as well as Internet gaming companies that have developed technologies for their own businesses.

Barriers to Entry

Barriers to entry into the Internet/Intranet gaming and entertainment software industry include significant capital costs relating to software development, lead time relating to software development and scarcity of qualified software programmers.

Set forth below are the market barriers we believe we face and our strategy for addressing these issues:

Barrier	Our Strategy

Developing technology that is compatible with the	Develop new technologies to improve the speed of play,
Internet and that transforms commonly played tangible	graphics, sound and simplify the procedures for
games of chance into virtual games that are easy for	playing our Online Games games.
players to play and understand

Developing a web-site infrastructure that is secure and	Improve and develop our CyberBanx and CyberBoss
that can process transactions on a timely and accurate	software on a continual basis
basis

Obtaining an experienced management and technical team to	Recruit and maintain experienced software developers
develop an effective marketing, gaming and Internet	and management with experience in software licensing
strategy

Developing a solid reputation among licensees	Provide software that incorporates current technology;
Provide games that are entertaining; and
Provide software support services to address licensee
requests.

We believe that each of these market barriers must be overcome to establish and maintain a successful position in the Internet gaming software development market. We cannot assure you that we will be able to overcome these barriers to entry or that new competitors will not overcome them more quickly than us. If we fail to overcome these barriers, we may be unable to compete or generate sufficient revenues to earn profits, which will have a material affect on our business and results of operations.

Technology

Although software development varies significantly in terms of the programming languages used and operating systems on which such software runs, we view the Internet games and gaming software markets as being divided between applications which are developed in popular programming languages such as C++ which require the user to install software prior to playing and those applications developed in Java which require no installation. A significant part of our Online Games software was developed in Java. The cross-platform nature of Java makes it possible to play Online Games on all major operating systems without having to install any part of the software prior to playing. We believe the browser based capability of our software provides a competitive advantage over our competition whose software requires installation.

We believe that our no install, Java and Flash based Online Games software will provide licensees with the ability to present our players with the most current version of our Online Games every time a user logs onto a system with no need to install upgrades.

Our Online Games software is designed to run on all popular web browsers. The server software was designed to operate in the Windows NT and 2000 operating system and has been modified to operate on Linux and Unix systems.

Strategic Relationships

We intend to develop strategic relationships with licensees, which are anticipated to use our Online Games technologies to develop virtual casinos on the Internet. We anticipate we will receive ongoing license fees from these licensing arrangements. We also anticipate our licensees will provide useful feedback, such as the popularity of games, requested features, operational suggestions to improve web site administration, customer comments, which are expected to assist us in upgrading our technologies and developing the next generation of products and gaming solutions.

We also anticipate we will enter into strategic relationships with potential vendors and licensees of our Intranet gaming and entertaining solutions. These vendors and licensees may allow us to offer our Intranet solutions for applications in land based gaming establishments. We also believe that our Intranet solutions may be successfully marketed as an entertainment product in non-gaming environments. We anticipate that vendors and licensees of our Intranet software solutions may provide useful feedback, which may assist us in developing new technologies and in marketing our products.

We intend to establish strategic relationships with virtual community web sites for the development of our gaming software applications as entertainment content, with operators of other Internet gaming operations who provide licensed sports betting facilities, bingo operators, Internet service providers and telecommunications companies. None of these strategic relationships have been established to date, and there can be no assurance that we will successfully enter into any such relationships.

Regulatory Environment — Internet Gaming Regulation

Historically, the gaming industry is subject to intense government regulation. Many countries are currently struggling with issues surrounding wagering and gambling over the Internet. More specifically, they are considering the merits, limitations and enforceability of prohibition, regulation or taxation of wagering and gambling transactions that are transacted over the Internet. There are significant differences of opinion and law between countries such as the United Kingdom, United States, Canada, Australia, Liechtenstein and Antigua. Nevertheless, several countries accept Internet gambling as legal and some countries offer licenses for the operation of online casinos.

To the best of our knowledge, all of our licensees operate their interactive Casinos from jurisdictions where Internet gaming is regulated or tolerated. All licensees provide a representation in their license agreements to the effect that such licensee will assume responsibility for determining the legality of using our software, including, without limitation, accepting wagers in whichever jurisdictions they choose to market to and receive wagers from.

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

There has been an effort in the United States Congress to prohibit certain types of interactive gaming:

•	In 1999, Senator Jon Kyl of the United States Senate introduced a revised proposal intended to prohibit and criminalize Internet gambling. This Bill (S. 692) passed the Senate on November 11, 1999, but did not become law .

•	In 1999, Representative Goodlatte introduced the Goodlatte Bill in the House of Representatives (H.R. 3125) with similar language to the Kyl bill. The Goodlatte Bill was voted on by the House of Representatives on July 17, 2000 under suspension of the rules, which limited debate and required a two-thirds vote for passage. The vote failed to achieve the necessary two-thirds vote required for passage, but was supported by over sixty percent (60%) of those voting.

•	In 2000,the Internet Gambling Funding Prohibition Act (H.R. 4419) was introduced in the House of Representatives in May 2000 in the House of Representatives, is titled the Internet Gambling Funding Prohibition Act (H.R. 4419). This bill would have prohibited any gambling business from accepting any financial instrument (defined as any check, wire, credit card charge or any other transaction facilitated by a financial institution) for the purpose of Internet gaming.

•	In 2002, Congressman John Conyers introduced a bill to consider regulation of Internet gaming in the United States.

•	State legislators in New Jersey, Nevada and California have also enacted or proposed legislation to legalize online gaming within their jurisdictions.

We believe that any change in either the substance or the enforcement of the applicable or proposed rules and regulations in these areas could have an adverse effect on our business and prospects.

In the United States, all 50 states currently have statutes or regulations regarding gaming activities, and three states have no gaming at all. In most states it is illegal to place or accept a wager, with specific state-by-state statutory exceptions. Certain of internet gaming companies have been the subject of criminal complaints at the state level, including Minnesota, Missouri and New York. For example, of several indictments issued at the request of the United States Attorney for the Southern District of New York, one case that went to trial involved Jay Cohen, an owner of World Sports Exchange, a licensed gaming operator in Antigua. On February 28, 2000, the jury in the Federal District Court case found Jay Cohen guilty of violating United States federal law (18 U.S.C. Section 1084), a federal statute that purports to make it illegal for a betting or wagering business to use a wire communication facility to transmit bets or wagers in interstate or foreign commerce. Several of the counts for which Mr. Cohen was found guilty solely involved his Internet operations. The decision is on appeal.

The U.S. 5th District Court in Louisiana upheld a decision that online casino gaming does not violate the Federal Wire Act, and therefore is not illegal under that act.

In other areas of the world, there are countries and states that are legalizing Internet gaming and moving toward regulation and licensing of operators. For example:

•	Queensland, Australia, has chosen to protect gaming consumers who play games offered over the Internet through regulation embodied in the Interactive Gambling (Player Protection) Act 1998. The primary aim of the Act is to regulate Internet gaming, and to provide players with protection mechanisms in a secure regulatory environment. The Act requires all players to be registered, subject to providing satisfactory proof of identity, residence and age. The Queensland Office of Gaming Regulation is enforcing the Act and regulating licensees to ensure that interactive gambling is conducted in accordance with the Act.

•	In the United Kingdom a draft Gambling Bill is scheduled to be tabled in Parliament in June, 2004. The Gambling Bill will provide a legal framework for a variety of remote gambling activities, including Internet gambling. The draft Gambling Bill has widespread support and is expected to be passed into law in 2005.

•	The United Kingdom has launched its national lottery online.

•	One of the biggest Internet lotteries ‘One Billion Through Millions 2000’ is sponsored by the principality of Liechtenstein under contract with the International Red Cross.

•	Dominica sponsors its own Internet gambling web-site.

•	A number of Caribbean countries accept Internet gambling as legal.

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

Marketing Strategies

The following summarizes our strategic focus and operating strategy:

PENETRATE THE INTERNET ENTERTAINMENT SOFTWARE MARKET. We intend to continue to market our Online Games technologies as entertainment software solutions for both Internet-based and land-based casino operators that desire to launch Intranet games for entertainment or wagering. We intend to penetrate the market by identifying market leaders and licensing our Online Games technologies on mutually beneficial terms to establish the Online Games brand name in the market.

PROVIDE HIGH QUALITY, INNOVATIVE AND SUPERIOR PRODUCTS AND SERVICES. We will continue to position our product in the market based on the quality of our graphics, sounds, administrative tools and security features and the speed of our software and systems. We intend to continue to remain focused on designing technology that achieves efficiency for licensees and that is innovative, easy to use and appealing to players.

PROVIDE AN INNOVATIVE SOLUTION FOR LICENSEE SUCCESS. A key to our success will be the success of our licensees. We intend to continue to obtain input from our licensees on game content and features and to continue to design and develop a wider variety of gaming products that will meet their needs and the expectations of their customers. We intend to assist licensees by providing customized software solutions featuring unique graphics, themes and features that will allow licensees to differentiate their web sites and games in the marketplace

PROVIDE OUR CUSTOMERS WITH A VARIETY OF GAMING PLATFORMS. We anticipate that the market for electronic gaming will expand to new platforms like mobile, iTV (interactive television) and networked kiosks. We intend to deploy our gaming products to new platforms and integrate these into our existing licensees.

We cannot assure you that we will successfully differentiate our technologies from our competitors or will develop a competitive advantage in the marketplace.

Product Development Strategy

We believe that the most significant factor influencing the licensing of Internet gaming software is player appeal followed by a mix of elements including price, service, reliability, technical capability, interface capability, upgradability, ability to customize and differentiate from other web sites, management and administrative support tools and the financial condition and reputation of the developer. We believe the factors affecting player appeal is a combination of play features, game variety, ease of use, appealing graphics, sound and special effects.

To increase the player appeal of Online Games games, we have designed them to be easy to use and to play and to feature appealing graphics, sound and special effects. Version 6.2 is our next product release. We intend to continue to make significant investments in research and development in designing our next generation of Online Games. We intend to develop new technologies and to license the latest available technologies to improve the look, feel and speed of our games. Our goal is to incorporate new games, graphics, sounds and features into our games to differentiate our Online Games games from those of our competitors. To appeal to licensees, we intend to develop technologies that allow operators to market and differentiate their Internet casinos by featuring unique themes and customized visual elements. We also intend to enhance our technologies to provide data support and information systems that allow operators to develop and manage marketing programs targeted at their customers and to manage the administrative and financial aspects of their business efficiently through data retention and analysis and accounting capabilities.

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

Software Purchase Agreement

On February 1, 1999, we and GTI entered into a Contractual Rights and Software Purchase and Sale Agreement (the “Software Purchase Agreement”) pursuant to which we acquired all of GTI’s rights, title and interests to the technologies GTI owned pursuant to a Software Transfer Agreement (the “CCC Transfer Agreement”) and a Value Added Distributor Agreement (the “Value Added Distributor Agreement”) by and between GTI and Corel Computer Corp. Under the terms of the Software Purchase Agreement, we and GTI agreed as follows:

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

CCC Transfer Agreement

On October 8, 1998, GTI entered into a software transfer agreement with Corel Computer Corp. (the “CCC Transfer Agreement”), pursuant to which GTI acquired from Corel all proprietary rights to certain software code, which formed the basis of our first client side “Casino” software. Under the terms and conditions set forth in the agreement, GTI agreed to pay Corel the following amounts:

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

The CCC Transfer Agreement was assumed by CGC, pursuant to the GT Transfer Agreement. See Item 10.C Material Contracts “GT Transfer.” This Agreement has no further effect since we have replaced the subject Casino software with a product developed in-house by the Company.

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

This Escrow Agreement expired on November 1, 2003. On October 31, 2003, the Company made application to the TSX Venture Exchange (as required under the terms of the Escrow Agreement) for the release of one third of the escrowed shares to Steven Latham, as to 183,333 shares, and to the estate of Richard Latham, as to 150,000 shares, and for the cancellation of the remaining 666,667 escrowed shares. On April 27, 2004, the TSX Venture Exchange approved the immediate release on a pro rata basis of 333,333 shares subject to the agreement at a deemed price to be determined. The remaining 666,667 shares are to be canceled. All of the 1,000,000 escrowed shares were included in the Company’s total issued capital reported at October 31, 2003. The total issued capital will be adjusted to reflect the cancellation of the remaining escrowed shares.

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

PLAN OF OPERATION

We are continuing to develop our business, expand our suite of games, deploy our games across new platforms and sign new licensees. Fiscal year 2003 was our first year of profitability and substantial revenue growth. During the fiscal years ended October 31, 2003, and October 31, 2002, we had revenues from continuing operations of $7,353,141 and $3,737,994, respectively. During these same periods, we had operating income of $1,610,852 and an operating loss of $1,431,282, respectively. As of October 31, 2003, our accumulated deficit was reduced to $6,480,170. At October 31, 2003, our cash and cash equivalent position was $3,465,120, and we had working capital of $6,752,155. We believe we have sufficient working capital to fund our operations through our fiscal year ending October 31, 2004. See “Item 5.B — Liquidity and Capital Resources.”

Our business plan through our fiscal year ending October 31, 2004 is to increase our European market focus with a significant presence in the United Kingdom and to continue our product development initiatives. Under our plan, we will develop, maintain and upgrade the Online Games technologies and CGC will sublicense and market the wagering version of Online Games to licensed Internet gaming companies.

ONLINE GAMES SOFTWARE

Software Maintenance and Upgrades

During the year ended October 31, 2003, we released Version 5.3 of our Online Games software. Through our fiscal year ending October 31, 2004, we plan to maintain and upgrade software that is being used by our present licensees and to integrate new and unique gaming applications into our customer base. We have targeted to release new games including Multi-player Poker, Multi-player Bingo, and soft games including Scratch Cards, Pull Tabs and lottery style games. We will also continue the deployment of our expanding suite of games to alternate platforms like Java enabled phones, networked kiosks and interactive televisions, In addition, we are developing localization of the software, which means developing the screens in various languages to accommodate non-English-speaking players.

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

Present and Future Sales of Online Games Software

Our strategy for marketing and licensing our technology is to continue sales efforts to present leads as well as exhibiting at trade shows, limited trade publication advertising, online advertising and implementing a marketing campaign targeted at existing Internet gaming companies. We are also establishing a sales and marketing office in London, England that will be staffed by sales and marketing professionals with extensive industry experience. We expect that the establishment of the London office will increase our visibility in Europe and will generate more revenue opportunities for the Company. CGC is negotiating with several potential licensees who have expressed an interest in using the Online Games software.

We intend to use our working capital to fund further enhancements to our Java-based Internet gaming and entertainment software, to develop new products based on its existing product suite and to formally launch the marketing of its Internet gaming and entertainment software.

Staffing

At March 31, 2004, we had sixty (67) employees including subsidiaries. CGC had five (5) full employees. None of the employees of the Company or CGC are covered by a collective bargaining agreement.

RISK FACTORS

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

Our lack of an operating history makes our future success uncertain

We acquired GTI in November 1998 to engage in the business of developing, commercializing and marketing software and technologies related to gaming and entertainment offered over the Internet. Over the last five years we continued to develop our business, enhance and extend our gaming suite, and build our organization. We have a limited operating history, and limited experience in developing, commercializing and marketing software applications, which makes our continued success uncertain. As a result of our brief operating history, it is difficult to accurately forecast our revenues and we have limited meaningful historical financial data upon which to base planned operating expenses and new business revenue.

We may incur future losses and negative cash flow, which may affect the value of our shares.

We have one year of profitability and a history of losses. During the year ended October 31, 2003, we had revenues from our software operations of $7,353,141. During this same period, we had operating income of $1,610,852. As of the year ended October 31, 2003, we had an accumulated deficit of $6,480.170, and as of October 31, 2002, we had an accumulated deficit of $8,091,022. We expect to incur costs and expenses related to:

•	continued brand development, marketing and other promotional activities;
•	continued development, upgrading and maintenance of our software technologies;
•	increased administrative costs related to infrastructure and business support systems,
•	the expansion of our product offerings and the continued enhancements to our e-commerce technologies; and
•	development of strategic business relationships with decision makers in the industry.

Our ability to remain profitable depends on our ability to generate and sustain substantial revenues while maintaining reasonable expense levels. See “Management’s Discussion and Analysis of Operating Results.”

Our operating results are difficult to predict, which may affect our business.

Our operating results may fluctuate significantly due to a variety of factors, many of which are outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:

-	the ability of sublicensees of our Online Games technologies to obtain new players and to encourage existing players to play Online Games;

-	the mix of games and other products developed by us;

-	CGC's inability to obtain additional licensees of our Online Games technologies;

-	our inability to adequately maintain, upgrade and develop our Online Games technologies;

-	the ability of our competitors to offer new or enhanced gaming technologies, services or products;

-	price competition;

-	fluctuations in the demand for Internet wagering;

-	an increase in the number of Internet wagering web sites;

-	our failure to develop strategic marketing relationships;

-	the amount and timing of operating costs and capital expenditures relating to commercializing our Online Games technologies;

-	changes in the regulatory and political environment that adversely affect the Internet gaming industry, licensees and our business; and

-	economic conditions specific to the Internet, online commerce and the Internet gaming and entertainment industry.

A number of these factors are expected to affect our ability to generate revenues and to become commercially profitable. We cannot assure you that we will ever achieve commercial profitability.

Because we currently do not intend to have long-term sublicensing relationships, we could lose licensees and opportunities.

Our success depends on our ability to sublicense our products to operators of Internet gaming and other entertainment related web sites. We currently do not intend to enter into long-term sublicensing agreement related to our Online Games technologies. We believe that this will allow us to monitor the use of our technology. As a result, sublicensees of our technology may elect to use the technologies of our competitors, which may adversely affect our ability to market our Online Games technologies.

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

Lack of continued acceptance of our products will affect our business.

Poor market acceptance of our products or other unanticipated events may result in lower revenues than anticipated, making anticipated expenditures on development, advertising and promotion not feasible. Initially, our success may be limited by our lack of experience marketing Internet gaming technologies, our limited international marketing experience and our lack of brand recognition. We cannot assure you that our technologies will be accepted in the marketplace or that we will earn sufficient revenues from sublicensing our products to earn any profits.

Our products will become obsolete if we do not upgrade and improve our products and develop new technologies.

The success of our products and our ability to sublicense our technologies and to develop a competitive advantage in the market will depend on our ability to improve our products and develop new and innovative technologies. Our operations will be at risk if our products are not continually upgraded and improved. The high technology industry is characterized by a consistent flow of new product and service offerings, which may render existing products and services obsolete. Without continued development, our products could be rendered obsolete in 18 to 24 months.

We may not be able to compete successfully against current and future competitors.

The online commerce market is new, rapidly evolving and intensely competitive. The competition among developers of Internet related software is also increasing especially in the online gaming industry. Currently, we compete with a number of competitors including Playtech Inc.,Wagerworks Inc., Microgaming,. Cryptologic, Inc., Boss Media AB and a number of other software companies, many of which have similar product offerings or offer products with more features and capabilities than our Online Games technologies. Many of our competitors have substantially greater financial, marketing and other resources than us and offer a broader range services than us. Some of these competitors have diversified businesses, such as World Gaming, Boss Media, Microgaming and Cryptologic, Inc., which offer turnkey Internet casinos, in which the licensor assist the licensee by consulting in the application for an Internet gaming license, establishing an Internet gaming web site, developing and implementing a marketing strategy, providing and maintaining web site servers, providing management and web site operating services and providing clearing and credit card services. Some of our competitors have longer operating histories and have penetrated the market by licensing their software and technologies to web site operators, which have established Internet wagering businesses. To remain competitive, we may have to reduce the cost of our products and services, which may negatively affect profitability.

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

Any new game, product or service that is developed by us, which is not favorably received by sublicensees or end-users could damage our brand or reputation. This damage could impair our ability to attract new customers, which could cause our revenues to fall below expectations. An expansion of our business into other new business categories or use applications will require significant additional expenses, and strain our management, financial and operational resources. This type of expansion would also subject us to increased business risks and could aversely affect our levels of customer service. We may choose to expand our operations by developing new games, services, products or applications for our technologies, promoting new or complementary games, expanding the breadth and depth of products and services offered or expanding our market presence through relationships with third parties. If we allocate our resources to an expansion strategy that fails to provide acceptable returns, our results of operation may be materially adversely affected.

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

We may need to change the manner in which we intend to conduct our business if government regulation increases

The adoption or modification of laws or regulations relating to the Internet gaming or Internet commerce could adversely affect the manner in which we currently conduct our business. Many countries are currently struggling with issues surrounding Internet gaming. More specifically, they are considering the merits, limitations and enforceability of prohibition, regulation or taxation of wagering and gaming transactions that are transacted over the Internet. There are significant differences of opinion and law between countries such as the United States, Canada, Australia, South Africa and Belize. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to gaming, communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children’s privacy, copyrights, taxation and the transmission of sexually explicit material. We believe that any change in either the substance or the enforcement of the applicable or proposed rules and regulations in these areas could have an adverse effect on our business and prospects.

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

We believe that the customers for our Online Games Internet gaming software are primarily individual entrepreneurs. These potential customers may make purchase decisions on the availability of services that we do not offer, such as management services, transaction clearing services, Internet gaming licensing services and Internet casino marketing services. Several of our competitors may offer these services in packages that may be more attractive to this target market. This may affect our ability to successfully market and sell our services.

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

We will depend on a relatively small number of key employees including Darold H. Parken, the President, Dave Acorn, the VP of Software Development, and Andrew Smith, our Technical Director, the loss of whom could have an adverse affect on the financial performance of our business. We do not have employment agreements with these individuals, and accordingly cannot assure you that they will continue their service with the Company. We currently do not maintain key man life insurance on any of our managers.

We rely on our management and if you are not prepared to do so should not invest in our securities. All of the directors and officers of the Company may not devote all of their time to the affairs of the company, but will be devoting such time as is required to manage the company. The directors and officers are engaged and will continue to be engaged in the search for business prospects on behalf of themselves and others. See “Conflicts of Interest.”

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

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered penny stocks and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in “a penny stock.” A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the TSX

Venture Exchange and the closing price of our shares during the fiscal year ended October 31, 2003 ranged from $0.71 to $1.80 per share. As such, our shares will be deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

B. Organizational structure.

We have two wholly-owned subsidiaries: GTI and CGC.

GTI, our wholly owned subsidiary, was formed on June 27, 1997, as a Delaware corporation. GTI was primarily responsible for the Company’s marketing and sales functions until May 31, 2000, from and after which time GTI has been inactive and will be dissolved.

On November 5, 1999, we organized CGC (formerly GT) as an international business corporation under the laws of Belize. CGC was organized as an independent operating subsidiary to license our real money wagering software applications. We own all the issued and outstanding shares of CGC.

We are headquartered in Calgary, Canada, and are primarily responsible for technology and software development, software upgrade and maintenance, corporate finance, strategic planning and other corporate functions related to the development of our business.

We, GTI and CGC have never been subject to any bankruptcy, receivership or similar proceedings.

C. Property, plants and equipment.

Our executive offices are located in leased premises of approximately 11,072 square feet at Suite 400, 750 – 11th Street SW, Calgary, Alberta, Canada. The lease is for a term of six years commencing December 1, 2003 at a base annual rental rate of approximately $166,080 with operating costs of approximately $130,405 annually. We consider these premises suitable for our current needs. We have an office of approximately 838 square feet at 1166 Alberni Street, Suite 1400, Vancouver, British Columbia, Canada. The lease is for a term of five years commencing January 1, 2004 at a base annual rental rate of approximately $9,380 with operating costs of approximately $9,965 annually.

CGC’s principal offices are located in London, England.

Item 5.   Operating and Financial Review and Prospects

A. Operating results.

The following discussion and analysis of the results of operations and financial condition of the Company for the two fiscal years ending October 31, 2003 and 2002 should be read in conjunction with the Company’s audited financial statements and the related notes. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles in the United States, except as described in the notes to financial statements. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP).

Overview

Chartwell specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Results Of Operations

The financial results for the year ended October 31, 2003 and 2002 include the operations of our wholly owned subsidiary Chartwell Games Corp.

Revenues

Operating revenues increased by $3,615,000 or 97% to $7,353,000 for the year ended October 31, 2003 compared to $3,738,000 in 2002.

We realized revenue growth occurred in both set up fees and license fees. The addition of six new clients in 2003 resulted in an increase of 20% in set up fees over the prior year. License fees increased by 138% to $6,300,000 from $2,647,000 in 2002. This increase was attributable to the strong quarter-over-quarter revenue growth within our installed base of clients. License fees remain the biggest revenue contributor and represented 86% of operating revenue in 2003, up from 71% in 2002.

All of our revenue is billed in U.S. dollars. As a result of the continued strengthening of the Canadian dollar compared to its U.S. counterpart, we estimate that the amount of operating revenue reported in fiscal 2003 was approximately $600,000 lower than it would have been reported if the average exchange rate would have remained at historical levels.

At October 31, 2003, we had 24 licensing agreements in place.

Interest and other revenues for the fiscal year ended October 31, 2003 were $109,000, compared to $302,000 in 2002, a decrease of 64%. The decrease was due to a reduction in earned interest resulting from a decrease in short term investments of $1,469,000.

We anticipate that operating revenues will continue to increase during our fiscal year 2004, as we enter into new software licensing agreements and as we continue to earn increasing revenues from our installed base of customers.

Consolidated Expenses.

Our expenses are classified into four categories: software development, general and administrative, depreciation and amortization and foreign currency losses.

In fiscal 2003, our consolidated expenses increased by 21% from fiscal 2002. Our consolidated expenses increased to $6,262,000 in fiscal 2003 from $5,169,000 in fiscal 2002. This increase is due solely to an increase in software development expenses and foreign currency losses of $795,000.

Software Development Expenses

Software development and support represents the Company’s largest expenditure area and increased by 23% in fiscal 2003, compared to fiscal 2002. In fiscal 2003, expenses increased by $621,000 to $3,272,000 from

$2,651,000 in 2002. Costs relating to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. In 2003, we deferred $531,000 of costs relating to the development of our Community Poker product. These costs will be amortized over a three year period commencing in the second quarter of 2004 when commercial sales of the product commence. There was no deferral of costs in 2002.

Our development focus is reflected in our employee demographics as 75% of our were dedicated to product design, development and support. Salaries and benefits accounted for 93% of software development costs in 2003 compared to 81% in 2002. Due to the increasing demands for new gaming products and our product development and support initiatives, we anticipate adding technical resources in fiscal 2004 which will result in a corresponding increase in software development expenses.

As a percentage of operating revenue, software development expenses decreased to 45% from 71% in 2002.

General and Administrative Expenses

General and administrative expenses, which include salaries, benefits and expenses of Corporate personnel in addition to all sales, marketing, and business development expenses, decreased by 18% in fiscal 2003 compared to fiscal 2002.

In fiscal 2003, general and administrative expenses decreased by $438,000 to $1,947,000 from $2,386,000 in fiscal 2002. The decrease was due primarily to a reduction in contract termination expenses of $220,000 and lower consulting fees. In fiscal 2004, we will be expanding our business development and marketing capabilities and establishing a corporate business development presence in Europe. This is expected to result in an increase in sales marketing expenses over 2003.

As a percentage of operating revenue, general and administrative expenses decreased to 26% in fiscal 2003 compared to 64% in fiscal 2002.

Depreciation & Amortization

Amortization of deferred software development costs remained constant at $110,000 in 2003. Costs related to the acquisition of Gateway Technology Inc. have been fully amortized. In fiscal 2003, depreciation and amortization expenses increased by 27% to $137,000 from $108,000 in 2002. The increase is due to the Company’s purchase of $208,000 of computer systems.

Income Taxes

In fiscal 2003, the Company recorded a tax asset of $520,000 relating to the tax benefit of tax losses and unclaimed deductions expected to be realized in future years. No assets were recorded in previous years. The impact of this recognition was to increase net income from $1,091,000 to $1,611,000. At October 31, 2003, $1,046,000 of realizable future assets remain to be applied against future income tax expense.

Net Income

In fiscal 2003, net income increased to $1,611,000 from a net loss of $1,431,000 in fiscal 2002. This was due to the combination of a significantly larger growth in revenues (97%) than in expenses (21%) and the positive effect of the future income tax recovery on current income.

Earnings per share for the fiscal year ended October 31, 2003 were $0.11 compared to a loss per share of $(0.11) for the preceding fiscal year.

B. Liquidity and capital resources.

Operating Activities

The Company’s principal sources of capital are its cash on hand and cash flow from operations.

In 2003, the Company generated cash flow from operations of $1,436,000 compared to a utilization of $1,219,000 in 2002. The improved cash flow was due to net income resulting primarily from a 97% increase in operating revenues.

At October 31, 2003, the Company had cash, cash equivalents and short term investments of $5.178 million compared to $4,886,000 at the end of 2002. Accounts receivable increased to $1,992,000 from $1,129,000 in 2002. A significant portion of the receivables were collected in the first quarter of 2004. There was no significant change in accounts payable and accrued liabilities in 2003 compared to 2002.

Deferred revenue at October 31, 2003 was $343,000. This amount is associated with two contracts where payments were received but revenue was not yet recognized. In accordance with the Company’s revenue recognition policy we expect the revenue to be recognized in the first quarter of 2004. The Company had no deferred revenue in 2002.

The Company does not carry any debt and we believe that our working capital is sufficient for our present requirements. Our cash flow from operations, supplemented by existing working capital, provide sufficient resources to finance our operations and planned capital needs for the next 12 months at least.

Financing Activities

In 2003, the Company generated proceeds of $153,000 from the exercise of 145,000 stock options compared to proceeds of $121,000 in 2002. There were no other significant financing activities.

Investing Activities

In 2003, the Company’s net proceeds from investing activities were $730,000 compared to $71,000 in 2002. The positive cash position was attributable to proceeds of $1,469,000 from the sale of short term investments. Investment in new capital assets totaled $208,000, compared to $97,000 in 2002 and deferred development costs totaled $531,000. There was no deferral in 2002.

We do not know of any trends, demands, commitments, events or uncertainty that will result in, or that are reasonably likely to result in, our liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in our liquidity are determined by the success or failure of our software operations.

Critical Accounting Policies & Estimates

Revenue Recognition

The most significant judgment involved in the preparation of the financial statements is the application of the method of accounting for contract revenue. As explained in note 1(e) to the financial statements, software set-up fees, which require software customization, modification and integration are recognized following the completed contract method which is consistent with the guidance contained in AICPA Statements of Position 97-2 and 81-1.  The Company makes estimates of costs to complete each contract at each financial reporting date and those estimates comprise a significant amount of judgment as to the resources and related costs which are required in the future to reach contract completion.  To the extent that estimated costs exceed expected revenues on contracts, the estimated loss is recognized in the financial statements when identified. Licensing revenue, including revenue related to software maintenance and software upgrades, is recognized on an accrual basis as earned over the life of the licensing agreement.

Future Income Taxes

Income tax assets relate to the Company’s future tax benefits which arise from loss carry forwards and research and development costs. The valuation of tax assets is based on the amount of tax benefits available combined with the determination as to when the tax benefits will be realized and the tax rate in effect at that time. At October 31, 2003 the Company had $1,046,000 of available Canadian tax benefits to be utilized in future years should the Company remain profitable. The tax assets are based on Managements’ best estimates of the timing of the recovery of these assets.

Currency Translation & Inflation

The Company operates internationally, with 100% of its revenue derived from non-Canadian sources. Under our licensing agreements, the majority of our revenues will be received in U.S. dollars. Consequently, the Company will be faced with currency fluctuations. We do not currently engage in currency hedging. Product development, sales, marketing and administration is carried out through our Canadian operations in Canadian dollars, our functional currency.

We do not anticipate that inflation will have a material adverse affect on our future operations. Our material obligations are fixed based on capital leases and real property leases.

Research and Development, Patents and Licenses

The Company’s policy is to continuously perform research and development on new products or versions of products. We also research new technologies that relate to our products and use them to improve our products where appropriate. The Company utilizes a licensing model with its customers, which provides protection from unauthorized use. Our source code is not made available to licensees and we utilize various security measures to prevent any unauthorized copying or viewing of our source code. Research and development expenditures are included as “Software Development” in our financial statements and are fully expensed in the periods they are incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.

OUTLOOK

Fiscal 2003 was a year of significant growth and profitability for Chartwell. The Company concluded the year with a 97% growth in revenue, achieved profitability in four successive quarters and generated $0.11 in earnings per share and cash flow of $1.8 million. Profitability was achieved without sacrificing or minimizing our product and business development initiatives.

During 2003, the Company continued to invest in product development, compliance, infrastructure and security to strengthen the regulatory framework. These initiatives continue to drive significant revenue opportunities within the installed base and in new vertical markets. The introduction of the Company’s poker product, planned for the second quarter of 2004, lottery and mobile games will provide additional sources of revenue that did not exist in 2003. In addition, the Company’s strategy to establish a significant corporate business development presence in Europe will drive more sales opportunities and extend our marketing capabilities.

In fiscal 2004 the Company will continue to expand its international customer base of brand name licensees by providing products that are market driven and provide incremental revenue for our clients and accordingly for Chartwell.

C. Research and development, patents and licenses, etc.

The Company’s policy is to continuously perform research and development to develop new products or versions of products. We also research new technologies that relate to our products and use them to improve our products where appropriate. The Company does not patent its products or technologies but utilizes a licensing model with its customers, which provides protection from unauthorized use. Our source code is not made available to licensees and we utilize various security measures to prevent any unauthorized copying or viewing of our source code. Research and development expenditures are included as “Software Development” in our financial statements and are fully expensed in the periods they are incurred. For fiscal 2003 these expenditures amounted to $3,272,353, for fiscal 2002 these expenditures amounted to $2,651,335 and for fiscal 2001 expenditures were $2,013,601.

D. Trend information.

Since the end of the last fiscal year the company released a new version of casino software. Our recurring license fee revenue generated 86% of total software revenue and should continue to increase as a percentage of the total. The Company has added several new clients since the end of the last fiscal year and existing clients are being upgraded to the new version.

E. Off balance sheet arrangements

The Company has no off balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The following table lists as of October 31, 2003 information with respect to our material contractual obligations.

	Payments due by period
Contractual Obligations	Total $	Less than 1 year $	1 - 3 years $	3 - 5 years $	More than 5 years $
Long-Term Debt Obligations	--	--	--	--	--
Capital (Finance) Lease Obligations	9,923	2,895	7,028	--	--
Operating Lease Obligations	1,489,565	91,984	805,178	567,100	25,303
Purchase Obligations	--	--	--	--
Other Long-Term Liabilities Reflected on the	--	--	--	--
Company's Balance Sheet under the GAAP of the
primary financial statements

Total	$1,499,488	$94,879	$812,206	$567,100	$25,303

1.     Capital leases were incurred to purchase office equipment. There were two leases outstanding at October 31, 2003 with monthly principal and interest payments of $413.54 and $319.47 and termination dates of May, 2004 and August, 2005 respectively.

2.     Operating lease obligations were incurred to lease facilities in Vancouver and Calgary, Canada.

Location	Lease Expiry	Total Payments

Canada Place	April, 2004	$ 91,984
407 - 2nd Street SW, Suite 700
Calgary, Alberta, Canada, T2P 2Y3

1166 Albirni Street, Suite 1400	December, 2008	$ 101,526
Vancouver, BC, Canada, V6E 3Z3

Chartwell House	November, 2009	$1,296,055
750 - 11th Street SW, Suite 400
Calgary, Alberta, Canada, T2P 3N7

G. Safe harbour

Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth in the section entitled “Risk Factors” above.

Item 6.   Directors, Senior Management and Employees

A. Directors and senior management.

All of our directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles. The Registrant’s last annual regular general meeting was held on July 10, 2003. Our executive officers are appointed by and serve at the pleasure of the Board of Directors.

As at March 31, 2004, the following are the names and municipalities of residence of our directors and officers, their positions and offices and their principal occupations during the last five years.

Name and Municipality of Residence	Office held with the Company	Principal Occupation

Darold H. Parken **	President, Chief	President and Chief Executive Officer of the Company.
Calgary, AB	Executive Officer and	Prior thereto, Barrister & Solicitor, Parken & Company
	Director since	since February, 1989. Prior thereto, partner with Burnet,
	October 26, 1994	Duckworth & Palmer, Barristers and Solicitors.

Rene G. Carrier*	Director since June	President, Euro American Capital Corporation Inc. (a
Vancouver, BC	27, 1991	private investment company). Prior thereto, Vice
President of Pacific International Securities Inc. (a
brokerage firm) from 1982 to 1991.

Darcy E. Krogh**	Vice President,	Vice President, Business Development of the Company.
Vancouver, BC	Business Development	Prior thereto, stock broker with several Canadian
	and Director since	investment dealers for 18 years.
June 7, 1999

Donald Gleason	Vice President,	Vice President, Operations and Chief Financial Officer of
Calgary, AB	Operations, Chief	the Company. Prior thereto, Chief Financial Officer of
	Financial Officer	Agrimax Ltd., Agrimax Corporation and AGX Sulphur Ltd.
	since June 9, 2003	from May 2002 to May 2003. Prior thereto, Chief Financial
Officer of EFA Software Services Ltd.

David V. Acorn	Vice President,	Vice President, Client and Product Management of the
Calgary, AB	Client and Product	Company. Prior thereto, proprietor of eZ solutions (an
	Management since June	Internet and e-commerce application development company)
	15, 1999.	from May 1995 to June 1999.

Roderick A. Ferguson*	Director since July	Partner, Heenan Blaikie, Barristers & Solicitors, since
Calgary, AB	10, 2001.	February, 2000. Prior thereto, partner in the law firm of
Burnet Duckworth & Palmer specializing in corporate and
securities law.

Andrew Smith	Vice President,	Vice President, Software Development and Chief Technical
Calgary, AB	Software Development	Officer. Prior thereto, Senior Software Architect and
	and Chief Technical	Project Manager for Burnt Sand Solutions, a public
	Officer since July	e-business solutions integration firm.
10, 2000

Name and Municipality of Residence	Office held with the Company	Principal Occupation

Peter H. Kinash*	Director since March	From September, 2001 to present, consultant and advisor on
Calgary, AB	23, 2004.	financial matters to emerging and established technology
companies, including serving as part-time CFO of Replicon
Inc. from November, 2002 to present. Prior thereto CFO
to Wi-LAN Inc. from January, 2000 to August, 2001 and
Partner with KPMG LLP from September, 1990 to January,
2000.

Notes:
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

Donald Gleason, CGA
Vice President, Operations and Chief Financial Officer
Mr. Gleason has held senior level positions in the areas of operations and finance with multinational software development and technology related companies for the past 19 years. His most recent work experience in the technology sector was in developing and implementing the financial plan for a growth oriented, internationally focused provider of automated trading, clearing and settlement software for the international capital markets. In addition Mr. Gleason had direct management responsibilities for leading the finance and operations teams in the areas of human resources, customer support, due diligence related to mergers and acquisitions and strategic investments.

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

David V. Acorn
Vice President, Client and Product Management
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

Andrew Smith
Vice President, Software Development and Chief Technical Officer
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

B. Compensation.

Independent directors of the Corporation are compensated for their services as directors, each receive $2,500 per quarter and $500 for each meeting attended. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of us other than services ordinarily required of a director.

We grant stock options to directors, executive officers and employees. See “Item 6.E – Share Ownership – Stock Option Plan”.

Executive Officers

The following table sets forth certain information regarding the compensation paid to Chartwell’s Chief Executive Officer and the other executive officers of Chartwell who had total annual salary and bonus exceeding $100,000 for the fiscal year ended October 31, 2003 (collectively, the “Named Executive Officers”).

Compensation Summary Table

	Annual				Long-Term
Name and Principal Occupation	Year	Salary	Bonus	Other	Stock Options Granted	All Other

Darold H. Parken(1)	2003	$105,000	$2,000	nil	nil	nil
President and Chief	2002	$105,000	$2,000	nil	nil	nil
Executive Officer	2001	$105,000	$2,000	nil	300,000	nil

Darcy E. Krogh, Vice	2003	$165,000	$2,000	nil	nil	nil
President, Business	2002	$165,000	$2,000	nil	nil	nil
Development	2001	$165,000	$2,000	nil	nil	nil

David Acorn, Vice	2003	$118,750	$2,000	nil	nil	nil
President Software	2002	$100,000	$2,000	nil	nil	nil
Development	2001	$ 87,042	$ 500	nil	nil	nil

Andrew Smith, Technical	2003	$142,708	$2,000	nil	nil	nil
Director	2002	$125,000	$2,000	nil	nil	nil
	2001	$103,350	$2,000	nil	50,000	nil

Don Harold, Vice	2003	$115,500	$2,000	nil	25,000	nil
President, Operations	2002	$110,000	$2,000	nil	nil	nil
	2001	$110,000	$2,000	nil	nil	nil

Notes:

(1)	A law firm in which Mr. Parken is principal received fees and disbursements for legal services of $60,000 during the last completed fiscal year, $60,000 in fiscal 2002 and $60,000 in fiscal 2001.

(2)	Effective January 15, 2004, Donald Harold ceased to be an officer and employee of the Company.

Options Exercised and Granted During the Fiscal Year Ended October 31, 2003

No options were exercised by or granted to any of the Named Executive Officers during the last completed fiscal year.

Termination of Employment, Changes in Responsibility and Employment Contracts

During the last fiscal year, Chartwell entered into an employment contract with Mr. Donald Gleason, Chief Financial Officer. Chartwell has no compensatory plan or arrangement in respect of compensation received or that may be received by any Named Executive Officer in Chartwell’s most recently completed or current fiscal year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Aggregate cash compensation paid to directors and senior management for fiscal 2003 was $804,083.

No amounts have been set aside or accrued by us during fiscal 2003 to provide pension retirements or similar benefits for our directors or executive officers pursuant to any plan provided for or contributed to by us.

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

The only standing committees of our Board of Directors are the Audit Committee, the Disclosure Committee and the Compensation Committee.

Audit Committee

The Audit Committee of the Registrant’s Board of Directors currently consists of the following directors:

•	Rene Carrier,
•	Rod Ferguson and
•	Peter Kinash.

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

Compensation Committee

The Compensation Committee of the Board of Directors currently consists of the following directors:

•	Darold H. Parken and
•	Darcy Krogh.

This committee is directed to review all elements of employee compensation including salaries, bonuses and stock options. This committee has the authority to fix such elements of compensation. None of our directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Registrant.

Disclosure Committee

The Disclosure Committee of the Board of Directors currently consists of the following directors:

•	Darold H. Parken,
•	Darcy Krogh and
•	Roderick A. Ferguson.

The mandate of the Disclosure Committee is as set out below.

•	Determination of material information
•	Establishing primary principles of disclosure policy
•	Designation of Company spokespersons
•	Establishing and monitoring timing and procedures for disclosure
•	Review of Chartwell website content
•	Establishing and monitoring rules of communications with financial analysts and investors
•	Approving forward looking information release
•	Approving earnings guidance information
•	Reviewing analysts’ reports or models
•	Responding to market rumors
•	Maintaining confidentiality and restrictions on trading

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

None of our directors or executive officers has any family relationship with any other officer or director of the Company.

D. Employees.

We had 67 employees as at March 31, 2004 in the following departments:

•	Software Development and Support: 53
•	Sales: 3
•	General Administration: 6

•	Management: 5

Our employees are not members of any labor union or organization.

E. Share ownership.

Beneficial Ownership of Directors and Senior Management

The following table lists, as of March 31, 2004, Directors and Senior Management of the Company who beneficially owned our voting securities and any amount of our voting securities owned by the Directors and Senior Management as a group, based on 16,354,901 common shares outstanding.

Title of Class	Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Common	Darold H. Parken (1)	1,418,100	8.67%
Common	Darcy E. Krogh (2)	210,500	1.28%
Common	Rene G. Carrier (3)	161,300	0.98%
Common	David V. Acorn (4)	33,334	0.20%
Common	Roderick A. Ferguson (5)	60,000	0.37%
Common	Andrew Smith (6)	83,334	0.51%
Common	Total Directors/Officers	1,966,568	12.01%

1)	Includes options (exercisable within 60 days of March 31, 2004) to purchase 75,000 common shares exercisable at a price of $1.06 per share, expiring January 4, 2005; 250,000 common shares at a price of $1.06 per share, expiring September 17, 2005; and 300,000 common shares at a price of $1.06 per share, expiring April 22, 2006.

2)	Includes options (exercisable within 60 days of March 31, 2004) to purchase 100,000 common shares at a price of $1.06 per share, expiring September 17, 2005.

3)	Includes options (exercisable within 60 days of March 31, 2004) to purchase 50,000 common shares exercisable at a price of $1.06 per share, expiring October 31, 2004.

4)	Includes options (exercisable within 60 days of March 31, 2004) to purchase 6,267 common shares exercisable at a price of $1.17 per share, expiring October 31, 2004 and 27,067 common shares at a price of $1.06 per share, expiring June 6, 2005.

5)	Includes options (exercisable within 60 days of March 31, 2004) to purchase 50,000 common shares exercisable at a price of $1.63 per share, expiring April 18, 2007.

6)	Includes options (exercisable within 60 days of March 31, 2004) to purchase 66,667 common shares exercisable at a price of $1.06 per share, expiring July 10, 2005; and 16,667 common shares at a price of $2.00 per share, expiring September 5, 2006.

Stock Option Plan

Stock Options to purchase securities from the Registrant are granted to Directors, Officers, employees and consultants of the Registrant on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Exchange (“the TSX”). We have a formal written Stock Option Plan which was approved by our shareholders at an Annual general meeting held on July 31, 2000. Options under the Stock Option Plan are granted by the Compensation Committee of the Board of Directors.

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

Item 7.   Major Shareholders and Related Party Transactions

A. Major shareholders.

We are currently a publicly-held corporation, with our common shares held by residents of Canada, the United States and other countries. To the best of our knowledge, we are not controlled, directly or indirectly, by another corporation or any government, as at March 31, 2004. Except as otherwise set forth below, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of our common shares, the only class of securities with voting rights.

Identity of Persons or Group	Number of Common Shares Owned	Percentage of Class
Darold H. Parken	1,418,100(1)	8.67%
Oak Bay Investments	1,000,000	6.11%
Tim Gamble	929,167	5.68%

(1)	Includes 625,000 options to purchase common shares.

The major shareholders do not have different voting rights than other holders of our common shares, and there are no arrangements, known to us which may at a subsequent date result in a change in control of the corporation.

B. Related party transactions.

Except for the ownership of our securities and the compensation described herein, none of our directors, executive officers, holders of ten percent of our outstanding Shares, or any associate or affiliate of such person, have, to our knowledge, had a material interest, direct or indirect, during the three fiscal years ended October 31, 2001, 2002 and 2003, or in any proposed transaction which may materially affect us except for our acquisition of GTI described in Item 4 – Information on the Company “Description of Business — Acquisition of Gateway Technology Inc.”.

Steven Latham, a former director of Chartwell, owes the company $49,907 without interest on a demand note. This loan is payable upon demand. This arrangement is not on similar terms as arrangements we would otherwise negotiate with unrelated third parties.

Darold Parken, a director and the President of Chartwell, owes the company $140,605 as of March 31, 2004. Interest on the promissory note issued with respect to Company stock options that he exercised is set at 6% annually. This loan is payable upon demand. This arrangement is not on similar terms as arrangements we would otherwise negotiate with unrelated third parties.

C. Interests of experts and counsel.

Mr. Parken, our President and CEO, is a principal of Parken & Company, corporate counsel to the Company. During the fiscal years ended October 31, 2001, 2002 and 2003, we paid Parken & Company legal fees in the amount of $60,000. We believe that the terms of our arrangements with Parken & Company are no less fair to us than terms of similar relationships with unrelated third parties at arms’ length.

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

B. Significant changes.

There have been no significant subsequent events since October 31, 2003 to the date of this Annual Report.

Item 9.   The Offer and Listing

A. Offer and listing details.

Our Common Shares are listed for trading on the TSX Venture Exchange (“TSX”) under the symbol “CWH.V” The following tables set forth the reported high and low closing bid prices of the Corporation’s Common Shares on the designated exchanges for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and (c) for the last six months ending March 31, 2004.

TSX
Fiscal Year ended October 31	High	Low
1999	5.10	2.00
2000	7.50	1.50
2001	2.60	0.75
2002	2.05	0.67
2003	1.80	0.71

Quarter Ended	High	Low

October 31, 2003	1.80	0.99
July 31, 2003	1.25	0.95
April 30, 2003	1.40	0.90
January 31, 2003	1.15	0.71
October 31, 2002	1.15	0.66
July 31, 2002	1.65	1.00
April 30, 2002	1.78	1.50
January 31, 2002	2.09	1.58

Month	High	Low

March 2004	3.41	2.50
February 2004	2.60	2.30
January 2004	2.49	1.88
December 2003	1.85	1.67
November 2003	1.90	1.60
October 2003	1.80	1.25

The closing price of our Common Shares on March 31, 2004 was $3.24 on the TSX.

In January 2004, the Company received conditional approval to list its common shares on the Toronto Stock Exchange. The Company's common shares are expected to be listed on the Toronto Stock Exchange beginning in early May 2004.

B. Plan of distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10.   Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and articles of association.

Purposes

We are a corporation continued from British Columbia to Alberta under the Business Corporations Act (Alberta) on December 18, 1995. There are no restrictions on the business which we may carry on. The Corporation’s objectives and purposes are not described in its Articles of Continuance or constating documents. The Corporation is governed by the Business Corporations Act (Alberta), (the “Act”). Under the Act the Corporation is not required to define or state its objectives and purposes, rather, it is granted an unrestricted right to carry on business.

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

GT Transfer

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

Under the terms of the CGC Transfer Agreement, CGC acquired certain source code and the exclusive right to utilize the software in all real money betting or wagering applications. We retain the right to utilize all or any part of the source code in all other applications, including entertainment, tournament play, prize awards and incentives applications. Our right to utilize the source code or any part thereof is conditional upon such use being permitted under Canadian law. In the event of any dispute between us and CGC as to the authorized nature of a particular use of the source code, we are obligated to provide CGC with a legal opinion confirming that the particular use is permitted under Canadian law.

CGC is incorporated under the laws of Belize and has its registered office at 35 Barrack Road, Belize City, Belize and its corporate offices at 8 The Square,, Stockely Park, Heathrow, Uxbridge, UX11 1FW, England, UK . Mr. Lee Richardson is the Chief Executive Officer and currently the sole director of CGC. The business activities of CGC and those of Chartwell will be independent of one another. CGC and Chartwell will have no common officers, directors or employees. CGC’s business will focus on wagering game development, sales and customer service related to our Online Games technologies.

Our business will focus on the development and marketing of “play for fun” applications of the Online Games software and the development of new games as pure entertainment content for Internet Web sites, for advertising, prize awards and incentives applications and in tournament play applications. GTI’s business is the marketing of Chartwell’s “play for real” software applications.

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

The Act was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2002 WTO Review Threshold is CDN$218,000,000.

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

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$218,000,000 (in 2002) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

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

E. Taxation.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that are partners of partnerships or that are owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes; and (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation—Canadian Federal Income Tax Considerations” below).

Treaty Application to Certain Individual U.S. Holders

An individual U.S. Holder who does not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a

“qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it is not a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). Accordingly, the Company believes that it should be a QFC. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its QFC status or that the Company will be a QFC for the current or any future taxable year. If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid in foreign currency generally will be equal to the U.S. dollar value, based on the exchange rate, of such distribution on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars). However, an individual U.S. Holder whose realized gain does not exceed $200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to $3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.” In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “foreign personal holding company,” a “foreign investment company,” a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a “foreign personal holding company” under Section 552 of the Code (a “FPHC”) if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income. “Foreign personal holding company income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder’s allocable portion of the “undistributed foreign personal holding company income” (as defined in Section 556 of the Code) of the Company. The Company does not believe that it has previously been, or currently is, a FPHC. However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

The Company generally will be a “foreign investment company” under Section 1246 of the Code (a “FIC”) if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a “management company” or a “unit investment trust” or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income (rather than as capital gain). The Company does not believe that it has previously been, or currently is, a FIC. However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended October 31, 2003, and does not expect that it will be a PFIC for the taxable year ending October 31, 2004. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.Canadian Federal Income Tax Considerations

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company.

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

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.   Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Report on Internal Control Over Financial Reporting

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these disclosure controls and procedures during the fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Item 16A.   Audit Committee Financial Expert

All of the members of the Audit Committee are financially literate and the Board has determined that Peter Kinash of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B.   Code of Ethics

The Company developed a code of ethics to reflect SEC rules and other proposed regulations, which code of ethics was adopted by the board of directors. The Code of ethics governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The code of ethics deals with the following issues:

•	compliance with all the laws and regulations identified in the code of ethics;

•	corporate opportunities and conflicts of interest;

•	the quality of the public disclosures;

•	the protection and appropriate use of the Company's properties;

•	the protection of confidential information and property; and

•	fair behavior; and

All interested investors may acquire a copy of our code of ethics free of charge by written request.

There have been no waivers to the code of ethics since its adoption in April 2004.

Item 16C.   Principal Accountant Fees and Services

KPMG acted as the Company’s independent auditor for the fiscal years ended October 31, 2003 and 2002. The chart below sets forth the total amount billed the Company by KPMG for services performed in the years 2003 and 2002, and breaks down these amounts by category of service in Cdn$:

	Years ended October 31
	2003 $	2002 $

Audit:	66,000	45,000

Audit Related:	14,900	30,400

Tax	13,500	11,300

All Other Fees	--	--

Total	94,400	86,700

“Audit Fees” are the aggregate fees billed by KPMG for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG. Any services provided by KPMG that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None

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

Audited Consolidated Financial Statements of Chartwell Technology Inc. for the fiscal years ended October 31, 2001, 2002 and 2003.

Item 18.   Financial Statements

Not applicable.

Item 19.   Exhibits

Exhibit Number	Description

1.1(1)	Certificate of Incorporation of Napier Explorations Inc.

1.2(1)	Certificate of Name Change from Napier Explorations Inc. to Brockton Resources Inc., dated October 13, 1988

1.3(1)	Special Resolution, dated July 21, 1992

1.4(1)	Directors Resolution, dated November 4, 1992

1.5(1)	Certificate of Name Change from Brockton Resources Inc. to Chartwell Ventures Ltd., dated
November 19, 1992

1.6(1)	Certificate of Registration as an Extra-Provincial Corporation in Alberta, Chartwell
Ventures Ltd., dated June 21, 1994

1.7(1)	Certificate of Continuance from British Columbia to Alberta, Chartwell Ventures Ltd., dated December 18, 1995

1.8(1)	Certificate of Name Change from Chartwell Ventures Ltd. to Chartwell Technology Inc., dated December 8, 1998

1.9(1)	Amended Articles of Brockton Resources Inc.

1.10(1)	Revised Company By-Laws, approved July 31, 2000 (previously filed as Exhibit 4.2)

4.1(1)	Participation Agreement, dated May 31, 1994, by and between Pengrowth Management Limited and Chartwell Ventures Ltd. (previously filed as Exhibit 3.1)

4.2(1)	Petroleum Natural Gas and Related Rights Purchase Agreement, dated April 20, 1999, by and between Chartwell Technology Inc. and 586983 Alberta Ltd. (previously filed as Exhibit
3.2

4.3(1)	Share Purchase Agreement, dated November 1, 1998, by and between Gateway Technology Inc.,
Chartwell Ventures Ltd., David Bailey, Steven Latham, and Richard Latham (previously filed as Exhibit 3.3)

4.4(1)	Software Transfer Agreement, dated October 8, 1998, by and between Corel Computer Corp.
and Gateway Technologies Inc. (previously filed as Exhibit 3.4)

4.5(1)	Value-Added Distributor Agreement, dated July 1, 1997, by and between Corel Computer
Corp. and Gateway Technology Inc. (previously filed as Exhibit 3.5)

4.6(1)	Contractual Rights and Software Purchase and Sale Agreement, dated February 1, 1999, by and between Gateway Technology Inc. and Chartwell Technology Inc. (previously filed as
Exhibit 3.6)

4.7(1)	Master License Agreement, dated February 1, 1999, by and between Gateway Technology Inc.
and Chartwell Technology Inc. (previously filed as Exhibit 3.7)

Exhibit Number	Description

4.8(1)	Stock Option Plan, dated June 22, 1998 (previously filed as Exhibit 3.8)

4.9(1)	Escrow Agreement -- Principal's Shares, dated November 30, 1988 (previously filed as
Exhibit 3.10)

4.10(1)	Escrow Agreement for a Natural Resource Issuer, dated February 9, 1995 (previously filed as Exhibit 3.11)

4.11(1)	Escrow Agreement (Performance), dated November 1, 1998 (previously filed as Exhibit 3.12)

4.12(1)	Transfer Agency and Registrarship Agreement, dated December 7, 1993, by and between
Chartwell Ventures Ltd. and Montreal Trust Company (previously filed as Exhibit 3.13)

4.13(1)	Form of Software Licensing Agreement (previously filed as Exhibit 3.14)

4.14(1)	Contractual Rights and Software Purchase and Sale Agreement dated November 1, 1999 By and
Among Chartwell Technology Inc., Gateway Technology Inc. and Gaming Tech Corporation
(previously filed as Exhibit 3.15)

4.15(2)	Financial Consultant Engagement with Maxwell Mercantile, Inc. (previously filed as
Exhibit 3.18)

4.16(3)	Revised Stock Option Plan, dated June 23, 2000 (previously filed as Exhibit 4.1)

4.17	Revised Stock Option Plan, dated March 22, 2004

11.1	Code of Conduct

12.1	Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a)

12.2	Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

13.1	Certification of CEO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

_________________

(1)	Previously filed on December 17, 1999
(2)	Previously filed on July 31, 2000.
(3)	Previously filed on April 19, 2001

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2004	By: Signed "Don Gleason" Don Gleason, Chief Financial Officer

kpmg

Consolidated Financial Statements of

CHARTWELL TECHNOLOGY INC.

As at October 31, 2003 and 2002 and for each of the years in the three year period ended October 31, 2003

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Chartwell Technology Inc. as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended October 31, 2003 and 2002, we conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. With respect to the consolidated financial statements for the year ended October 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended October 31, 2003 and assets and shareholders’ equity as at October 31, 2003 and 2002 to the extent summarized in note 11 to the consolidated financial statements.

(Signed)   KPMG LLP

Chartered Accountants

Calgary, Canada
December 5, 2003

CHARTWELL TECHNOLOGY INC.
Consolidated Balance Sheets

As at October 31
(stated in Canadian dollars)

	2003	2002

Assets

Current assets:
Cash	$ 3,465,120	$ 1,704,267
Short term investments (note 8)	1,712,890	3,181,494
Accounts receivable	1,991,725	1,128,639
Deferred set-up expense	--	91,629
Prepaid expenses	148,699	79,147

	7,318,434	6,185,176

Due from related parties (note 6)	190,512	162,565

Capital assets (note 2)	338,969	268,374

Deferred software development costs (note 3)	530,948	110,068

Future income tax asset (note 7)	520,000	--

	$ 8,898,863	$ 6,726,183

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 217,012	$ 169,154
Current portion of obligations under capital lease	5,956	6,841
Deferred revenue	343,311	--

	566,279	175,995

Obligations under capital lease	3,031	8,987

Shareholders' equity:
Share capital (note 4)	14,809,723	14,632,223
Deficit	(6,480,170)	(8,091,022)

	8,329,553	6,541,201

Commitments (note 9)

	$ 8,898,863	$ 6,726,183

See accompanying notes to consolidated financial statements.

On behalf of the Board:

   Signed "Darold H. Parken"                        Director

   Signed "Rod A. Ferguson"                       Director

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Operations and Deficit

Years ended October 31
(stated in Canadian dollars)

	2003	2002	2001

Revenue:
Software license fees	$ 6,300,335	$ 2,646,766	$ 908,876
Software set-up fees	943,395	789,197	1,928,696
Interest and other	109,411	302,031	394,782

	7,353,141	3,737,994	3,232,354
Expenses:
Software development	3,272,353	2,651,335	2,013,601
General and administrative	1,947,372	2,385,652	2,059,697
Gain from extinguishment of debt (note 6)	--	--	(242,512)
Amortization of deferred software
development costs	110,068	110,076	110,076
Depreciation and amortization	137,310	108,008	121,446
Foreign currency loss (gain)	795,186	(85,795)	6,013

	6,262,289	5,169,276	4,068,321

Net income (loss) before income taxes	1,090,852	(1,431,282)	(835,967)

Income taxes:
Future income tax recovery (note 7)	(520,000)	--	--

Net income (loss)	1,610,852	(1,431,282)	(835,967)

Deficit, beginning of year	(8,091,022)	(6,659,740)	(5,823,773)

Deficit, end of year	$(6,480,170)	$(8,091,022)	$(6,659,740)

Net income (loss) per share - basic and diluted	$ 0.11	$ (0.11)	$ (0.06)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Cash Flows

Years ended October 31
(stated in Canadian dollars)

	2003	2002	2001

Cash provided by (used in):

Operations:
Net income (loss)	$ 1,610,852	$(1,431,282)	$ (835,967)
Depreciation and amortization	137,310	108,008	121,446
Unrealized foreign exchange losses550,234	--	--
Amortization of deferred software
development costs	110,068	110,076	110,076
Interest income capitalized	(27,947)	(11,570)	--
Issue of shares as finders fee	25,000	--	--
Future income tax recovery	(520,000)	--	--
Write-down of long-term securities	--	42,882	--
Loss on disposal of capital assets-	24,258	--

Change in non-cash working capital:
Accounts receivable	(863,086)	(79,598)	(1,056,283)
Deferred set-up expense	91,629	(91,629)	--
Prepaid expenses	(69,552)	720	(7,899)
Accounts payable and accrued liabilities	47,858	109,257	(725,645)
Deferred revenue	343,311	--	(299,789)

	449,840	(61,250)	(2,089,616)

	1,435,677	(1,218,878)	(2,694,061)

Financing:
Issue of shares	152,500	121,088	92,500
Repayment of lease obligations	(6,841)	(10,286)	(3,735)

	145,659	110,802	88,765

Investing:
Sale (purchase) of short term investments	1,468,604	168,513	(3,350,007)
Purchase of capital assets	(207,905)	(97,248)	(97,093)
Deferred software development costs	(530,948)	--	--

	729,751	71,265	(3,447,100)

Effect of foreign exchange rate changes on cash	(550,234)	--	--

Increase (decrease) in cash	1,760,853	(1,036,811)	(6,052,396)

Cash, beginning of year	1,704,267	2,741,078	8,793,474

Cash, end of year	$ 3,465,120	$ 1,704,267	$ 2,741,078

Supplemental cash flow information:
Cash interest received	$ 101,464	$ 290,462	$ 393,709
Cash interest paid	(1,955)	(2,201)	(3,409)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2003, 2002 and 2001
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

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gateway Technology Inc. (“GTI”), a United States company, and Chartwell Games Corp. (“CGC”) (formerly Gaming Tech Corporation), a Belize company. GTI is a US incorporated company, which was acquired on November 1, 1998, and CGC was incorporated in Belize and commenced operations November 1, 1999. The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada and Canadian dollars is the functional currency. Except for the information disclosed in note 11 there are no material differences between Canadian and United States generally accepted accounting principles in these consolidated financial statements.

(b)	Capital assets:

Capital assets are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Capital assets under lease	30%
Computer equipment	30%
Furniture and equipment	20%

(c)	Deferred software development costs:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project. In the year ended October 31, 2003, the Company has deferred $530,948 of software development costs which will be amortized over an estimated useful life of three years, commencing in the year when commercial sales of the products commence. In addition, the deferred purchase cost of previously acquired software has been fully amortized over its expected useful life of five years. Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 2

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

1.	Significant accounting policies (continued):

(d)	Foreign currency translation:

Accounts of foreign operations, all of which are considered financially and operationally integrated, are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end current exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net income.

Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in income.

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

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(g)	Income taxes:

The Company follows the liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded against future income tax assets if it is more likely than not that all or a portion of the assets will not be realized.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 3

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

1.	Significant accounting policies (continued):

(h)	Stock-based compensation plan:

Effective November 1, 2002, the Company adopted the Canadian standards for accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. In addition, the new standards require that equity instruments issued to non-employees be recorded at their fair value at the date of issue. The new recommendations permit the measurement of compensation expense for stock options granted to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method.

The Company has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted.

(i)	Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Areas of significant estimate include the recoverability of deferred software development costs, amortization periods for capital assets and provision for doubtful accounts. Actual results could differ from management’s best estimates and underlying assumptions as additional information becomes available in the future.

(j)	Comparative figures:

Certain comparative figures have been reclassified to conform with the current year financial statement presentation.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 4

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

2.	Capital assets:

2003	Cost	Accumulated amortization	Net book value

Capital assets under lease	$ 47,005	$ 36,047	$ 10,958
Computer equipment	730,773	447,361	283,412
Furniture and equipment	89,558	44,959	44,599

	$867,336	$528,367	$338,969

2002

Capital assets under lease	$ 47,005	$ 31,350	$ 15,655
Computer equipment	535,356	325,898	209,458
Furniture and equipment	77,070	33,809	43,261

	$659,431	$391,057	$268,374

3.	Deferred software development costs:

	2003	2002

Software development costs	$ 1,055,097	$ 524,149
Less: accumulated amortization	(524,149)	(414,081)

Net book value	$ 530,948	$ 110,068

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 5

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

4.	Share capital:

(a)	Authorized:

100,000,000 common shares without par value

(b)	Issued:

	Number of shares	Amount

Balance, October 31, 2000	15,550,501	$14,418,635

Issued for cash on exercise of stock options	20,000	20,000
Issued for cash on exercise of Warrants	58,000	72,500

Balance, October 31, 2001	15,628,501	14,511,135

Issued for cash on exercise of stock options	189,200	121,088

Balance, October 31, 2002	15,817,701	14,632,223

Issued for cash on exercise of stock options	145,000	152,500
Issued as finders fee	25,000	25,000

Balance, October 31, 2003	15,987,701	$14,809,723

375,000 shares are held in escrow on behalf of the principals of the Company and are subject to the direction and determination of the regulatory authorities in the Province of British Columbia.

955,400 shares are held in escrow on behalf of the principals of the Company and others, and subject to the direction and determination of the regulatory authorities in the Province of Alberta.

Pursuant to the Company’s acquisition of all of the issued shares of GTI, 1,000,000 shares were held in escrow and were realizable from time to time as one escrowed share for each $1.00 of cash flow generated by GTI subsequent to its acquisition by the Company. Shares remaining in escrow at October 31, 2003 were to be returned to the Company and cancelled. At October 31, 2003 application was made to the TSX Venture Exchange for release of 333,333 shares, in accordance with the terms of the escrow agreement.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 6

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

4.	Share capital (continued):

(c)	Stock options:

The Company has a stock option plan for its directors, officers, employees and key consultants whereby an amount of options to a maximum of 3,110,100 shares may be granted subject to certain terms and conditions. Stock option vesting privileges are at the discretion of the Board. The exercise price for stock options granted is no less than the quoted market price on grant date.Changes in the number of options, with their weighted average exercise prices, are summarized below:

	October 31, 2003		October 31, 2002		October 31, 2001
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding, beginning
of year	2,388,866	$1.21	2,011,566	$1.15	1,777,532	$1.02
Granted	503,900	1.08	426,400	1.54	579,100	1.35
Exercised	(145,000)	1.05	--	--	(209,200)	0.67
Forfeited	(131,666)	1.38	(49,100)	1.80	(135,866)	1,03

Outstanding, end of
year	2,616,100	$1.19	2,388,866	$1.21	2,011,566	$1.15

On June 5, 2001 the Company re-priced certain employee stock options with original exercise prices ranging from $1.77 to $4.20, to a new exercise prices ranging from $1.06 to $1.17.

The following table summarizes information about the stock options outstanding at October 31, 2003:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number	Weighted average remaining contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price

$ 1.00-1.50	2,123,600	2.3	$1.07	2,073,163	$1.08
1.51-2.00	442,500	2.9	1.67	181,597	1.65
2.01-2.09	50,000	2.8	2.09	50,000	2.09

$ 1.00-2.09	2,616,100	2.4	$1.19	2,304,760	$1.15

The weighted average grant date fair value of stock options granted during the year was $0.78.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 7

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

4.	Share capital (continued):

(d)	Per share amounts:

The weighted average number of shares outstanding for the year was 14,504,036 (2002 – 13,485,109; 2001 – 13,286,063). Diluted shares of 14,748,159 for 2003 reflect the dilutive effect of the exercise of the options outstanding. Diluted loss per share was not disclosed separately in 2002 and 2001 as the exercise of options outstanding would have had an anti-dilutive effect on net loss per share. Contingently returnable and issuable shares held in escrow have been excluded from the calculations.

5.	Stock-based compensation:

The Company has calculated the fair value of stock options granted in 2003 to employees, directors, and officers using the Black Scholes option pricing model, assuming a dividend yield of 0%, a risk-free interest rate of 4%, volatility of 99%, and an expected option life of 5 years. Had compensation expense been determined based on the fair value of the 2003 employee stock option awards at the grant dates, the Company’s net income and loss per share for 2003 would have been changed to the following pro forma amounts:

	As reported	Pro Forma

Net income	$ 1,610,852	$ 1,534,321

Net income per share:
Basic	$ 0.11	$ 0.11
Diluted	$ 0.11	$ 0.10

6.	Related party transactions:

For the year ended October 31, 2003, the Company incurred legal fees of $60,000 (2002 — $60,000; 2001 — $60,000) and consulting fees of $165,000 (2002 — $165,000; 2001 — $162,000) to various directors of the Company in the normal course of business. These transactions were measured at the exchange amount and recorded in general and administrative expenses.

Amounts due from related parties of $190,512 consist of amounts due from Company officers, directors and employees. Of these amounts, $49,907 is non-interest bearing, unsecured and with no set terms of repayment. The remaining $140,605 bears 6% interest, is secured by 189,200 common shares of the Company and has no set terms of repayment.

In 2001, the Company determined that $242,512 of liabilities, which were recognized upon the acquisition of the issued and outstanding shares of GTI, were no longer payable, and therefore these amounts have been recognized as income in the 2001 year.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 8

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

7.	Income taxes:

Income tax recovery differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the net loss for the year. The reasons for the differences are as follows:

	2003	2002	2001

Net income (loss) before income taxes	$ 1,090,852	$(1,431,282)	$(835,967)

Combined Canadian federal and provincial
statutory rate	37.2%	39.7%	42.6%

Computed provision (recovery)	$ 405,797	$ (568,219)	$(356,121)
Non-tax-based amortization	40,945	43,653	44,605
Difference in foreign tax rates	(2,358,077)	(956,101)	(762,816)
Foreign accrual property income	2,358,077	1,034,320	741,800
(Realization) benefit of future tax assets
not recognized	(457,648)	438,060	321,978
Non deductible expenses	10,906	8,287	10,554
Reduction of valuation allowance	(520,000)	--	--

Actual recovery	$ (520,000)	$ --	$ --

The adjustment in respect of differences in foreign tax rates includes amounts arising from the differences in taxable income in the various jurisdictions in which the Company operates.

The components of the Company’s net future income tax asset at October 31, 2003 and 2002 are as follows:

2003	Canada	United States	Total

Non-capital/net operating losses	$ 64,930	$ 20,995	$ 85,925
Capital assets	81,337	--	81,337
Share issue costs	57,140	--	57,140
Resource deductions	78,039	--	78,039
Deferred development costs	1,284,846	--	1,284,846

	1,566,292	20,995	1,587,287

Less: valuation allowance	1,046,292	20,995	1,067,287

	$ 520,000	$ --	$ 520,000

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 9

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

7.	Income taxes (continued):

2002	Canada	United States	Total

Non-capital/net operating losses	$1,200,628	$ 24,823	$1,225,451
Capital assets	116,966	--	116,966
Share issue costs	120,340	--	120,340
Resource deductions	87,963	--	87,963
Deferred development costs	449,460	--	449,460

	1,975,357	24,823	2,000,180
Less: valuation allowance	1,975,357	24,823	2,000,180

	$ --	$ --	$ --

At October 31, 2003, the Company has non-capital loss carry-forwards for Canadian income tax purposes of approximately $187,550 (2002 – $1,377,491) available for deduction against future years’ taxable income. These losses expire in 2008. The Company also has $3,700,719 of unused deferred development costs which may be carried forward indefinitely.

In addition, the Company has net operating losses carry-forward for United States income tax purposes of approximately $61,750 (2002 – $73,008) available for deduction against future year’s taxable income. These losses expire between 2018 and 2019.

8.	Financial instruments:

The Company’s financial instruments consist of cash, short term investments, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities and capital lease obligations. The fair value of these financial instruments approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest and or credit risk. The Company’s credit risk lies in its accounts receivable where the balance is due from a small number of customers. The Company’s short term investments consist of investments in low risk, fixed interest, corporate and government bonds. A substantial portion of the Company’s revenue is exposed to currency fluctuations.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 10

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

9.	Commitments:

Operating leases:

Future minimum annual payments under operating leases are as follows:

2004	$338,326
2005	385,977
2006	282,782
2007	283,480
2008	283,620
Thereafter	25,203

10.	Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA. The Company’s software set-up and license fees are from domestic and foreign entities and originate from the following countries of operation:

2003	Canada	Belize	Total

Software set-up fees	$ --	$ 943,395	$ 943,395
Software license fees	$ 227,538	$6,072,797	$6,300,335
Total assets	$7,621,838	$1,277,025	$8,898,863

2002

Software set-up fees	$ 47,529	$ 741,668	$ 789,197
Software license fees	$ 231,071	$2,415,695	$2,646,766
Total assets	$4,660,842	$2,065,341	$6,726,183

2001

Software set-up fees	$212,361	$1,716,335	$1,928,696
Software license fees	$ 67,022	$ 841,854	$ 908,876

During the year ended October 31, 2003, 4 licensees (2002 – 3; 2001 – 5), each of which provided more than 10% of the Company’s total sales revenue, accounted for 72.6% (2002 – 68.5%; 2001 – 54.9%) of the Company’s 2003 total set-up fee and license revenue.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 11

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Any differences in United States generally accepted accounting principles (“U.S. GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

(a)	Reconciliation of Canadian GAAP to U.S. GAAP net income (loss):

The effect on the net income (loss) for each of the years in the three year period ended October 31, 2003 of the differences between Canadian GAAP and U.S. GAAP is summarized as follows:

	Years ended October 31,
	2003	2002	2001

Net income (loss) from continuing operations
for the year as reported in
accordance with Canadian GAAP	$ 1,610,852	$(1,431,282)	$ (835,967)
Repricing of stock options	(228,900)	95,820	(702,660)
Software development costs	(530,948)	--	--
Stock based compensation expense:
APB 25	--	(7,981)	(37,580)
FAS 123	--	(105,119)	(94,870)

Net income (loss) - U.S. GAAP	851,004	(1,448,562)	(1,671,077)
Deficit, beginning of year - U.S. GAAP	(9,275,469)	(7,826,907)	(6,155,830)

Deficit, end of year - U.S. GAAP	$(8,424,465)	$(9,275,469)	$(7,826,907)

Net income (loss) per share - basic and diluted	$ 0.06	$ (0.11)	$ (0.13)

For U.S. GAAP purposes, the amounts of interest income would not be included in the subtotal of revenue.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 12

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

11.     Differences in generally accepted accounting principles between Canada and the United States (continued):

    (a)        Reconciliation of Canadian GAAP to U.S. GAAP net income (loss) (continued):

        The components of comprehensive income are as follows:

	2003	2002	2001

Net income (loss) - U.S. GAAP	$ 851,004	$(1,448,562)	$(1,671,077)
Other comprehensive (loss) income:
Change in fair value of available
for sale long-term securities	(1,365)	(85,426)	27,625

Comprehensive income (loss)	$ 849,639	$(1,533,988)	$(1,643,452)

Balance sheet items which vary in conformity with U.S. GAAP and SEC requirements:

	2003	2002

Assets:
Available for sale long-term securities	$ --	$ 1,365
Deferred software development costs	--	--

	$ --	$ 1,365

Shareholders' equity:
Accumulated other comprehensive income	$ (59,166)	$ (57,801)
Deficit	(8,424,465)	(9,275,469)

	$(8,483,631)	$(9,333,270)

There are no variations between the amounts of liabilities and those amounts measured using U.S. GAAP.

Accumulated other comprehensive income at October 31, 2002 has been restated to correct an error of $27,625.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 13

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(b)	Stock based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123. During 2003, there were no options granted to consultants or other third parties.

With the exception of 100,000 options granted to a consultant in the year ended October 31, 2002 and 50,000 options granted to a consultant in the year ended October 31, 2001, all options granted to date have been fixed and granted to employees, directors and officers of the Company. There was $nil (2002 – $105,119; 2001 — $94,870) charged to income for those options in 2003.

The Company has calculated the fair value of stock options granted to employees, directors and officers under the minimum valued method using the Black Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001

Risk free interest rate	4%	5%	6%
Volatility	99%	72%	100%
Expected option life (in years)	5	5	5
Dividend yield	0%	0%	0%

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 14

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(b)	Stock based compensation (continued):

Had the Company determined compensation costs based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with US GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS 123 for stock-based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the vesting periods of the options.

Years ended October 31,
	2003	2002 (revised)	2001 (revised)

Net income (loss) - U.S. GAAP:
As reported	$ 851,004	$ (1,448,562)	$ (1,671,077)
Pro forma (revised)	865,651	(1,848,151)	(1,417,313)

Net income (loss) per share -
basic and diluted:
As reported	$ 0.06	$ (0.11)	$ (0.13)
Pro forma (revised)	$ 0.06	$ (0.14)	$ (0.11)

Previously reported pro forma amounts of $(1,683,131) for 2002 and $(1,889,073) for 2001, and pro forma net loss per share of $ (.12) and $ (.14) for those years respectively, have been revised to correct calculation errors in the prior years.

(c)	Additional disclosures under U.S. GAAP:

(i)	The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to U.S. GAAP. Under U.S. GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders’ equity on the balance sheet. For the three years ended October 31, 2003 there are no items classified as other comprehensive income, with the exception of a change in the fair value of available for sale securities of $(1,365)for the year ended October 31, 2003 (2002 – $(85,426); 2001 — $27,625).

(ii)	The 1,663,733 common shares held in escrow for the year ended October 31, 2003 (2002 – 2,330,400 and 2001 – 2,330,400) have not been included in the calculation of basic or diluted earnings per share as doing so would be anti-dilutive.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements, Page 14

Years ended October 31, 2003, 2002 and 2001
(stated in Canadian dollars)

11.	Differences in generally accepted accounting principles between Canada and the United States (continued):

(c)	Additional disclosures under U.S. GAAP (continued):

(iii)	As disclosed in note 4(c) to the consolidated financial statements, in 2001 certain stock options were repriced. In accordance with the intrinsic value method of accounting for stock options, an expense of $702,660 was recognized in the year of repricing. In fiscal 2003 and 2002 these stock options have been accounted for using variable price accounting, resulting in an expense of $228,900 in 2003 and an expense reduction of $95,820 in 2002.

(iv)	Under U.S. GAAP, deferred software development costs are accounted for under SFAS 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, which requires the expensing of all amounts incurred to the date of technical feasibility. Under Canadian GAAP, these amounts have been capitalized as they meet all of the required criteria.