Form 20-F
period 2004-10-31
CHARTWELL TECHNOLOGY INC
filed 2005-05-16
CIK 1096952

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2004

                           ---------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

                         Commission file number 0-30456


                            CHARTWELL TECHNOLOGY INC.
             (Exact name of Registrant as specified in its charter)

                                      None
                 (Translation of Registrant's name into English)

                                 Alberta, Canada
                 (Jurisdiction of incorporation or organization)

        Suite 400, 750 - 11th Street SW, Calgary, Alberta, Canada T2P 3N7
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

    Title of each class                Name of each exchange on which registered
           None                                        None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares without par value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 16,022,966 Common Shares without par value as at October 31, 2004.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          [X] Yes       [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                        [X]  Item 17     [ ]  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                             Yes                No

NOTE REGARDING FORWARD LOOKING STATEMENTS


This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including, but not limited to:

     o    Registrant's limited operating history;

     o    under-capitalization;

     o    government regulations;

     o risks involving new product development; unpredictability of future revenues;

     o    risks of technological change; our dependence on key personnel;

     o    competition and low barriers to entry;

     o    dependence on continued growth in use of the Internet;

     o    our  ability  to  protect  its   intellectual   property   rights  and
          uncertainty regarding infringing intellectual property rights of others;

     o    general economic and business conditions;

     o    attracting and retaining personnel;

     o    competition in the software industry;

     o    implementing our business strategy;

     o    developing and introducing new products;

     o    regulatory and political conditions;

     o    obtaining and expanding market acceptance of our products; and

     o    other risks and  uncertainties,  some of which we describe under "Item
          3. Key Information-- Risk Factors."


The words "anticipate," "believe," "continue," "counting on," "is confident," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should," "wants," "will," "would" and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under "Item 3. Key Information -- Risk Factors," as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

The Registrant's management has included projections and estimates in this Annual Report, which are based primarily on management's assessment of the Registrant's results of operations, discussions and negotiations with third parties, management's experience and a review of information filed by its competitors with the Securities and Exchange Commission.

The Registrant cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Registrant disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

NOTE REGARDING CURRENCY

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. References in this document to "$" and "Cdn$" refer to Canadian dollars, unless otherwise specified; references to "US$" refer to US dollars.

GLOSSARY

Some of the terms and abbreviations used throughout this Annual Report are defined below:

"CGC" means Chartwell Games Corp. a wholly-owned subsidiary of the Company (formerly Gaming Tech Corporation ("GT")).

"Common Shares" means one or more common shares in the authorized capital of Chartwell Technology Inc.

"Company" or "Chartwell" or "Registrant" means Chartwell Technology Inc.

"Flash" is a bandwidth friendly and browser independent vector-graphic animation technology. As long as different browsers are equipped with the necessary plug-ins, Flash animations will look the same. With Flash, user can draw their own animations or import other vector-based images.

"GT" means Gaming Tech Corporation, a wholly-owned subsidiary of the Company (see also CGC).

"GTI" means Gateway Technology, Inc., a wholly-owned subsidiary of the Company.

"HTML" means the Hyper Text Markup Language which is the authoring language used to create documents on the World Wide Web. HTML defines the structure and layout of a Web document by using a variety of tags and attributes. There are hundreds of tags used to format and layout the information on a Web Site and on individual Web pages. Tags are also used to specify hypertext links. These allow Web developers to direct users to other Web Sites or pages with only a click of the mouse on either an image or word(s).

"Internet" is a global network connecting millions of computers. As of 1999, the Internet has more than 200 million users worldwide, and that number is growing rapidly. More than 100 countries are linked into exchanges of data, news and opinions. Unlike online services, which are centrally controlled, the Internet is decentralized by design. Each Internet computer, called the host, is independent. Its operators can choose which Internet services to use and which local services to make available to the global Internet community. There are a variety of ways to access the Internet including online services such as America Online or through a commercial Internet Service Provider.

"Intranet" is a network based on transmission control and Internet protocols (an Internet) belonging to an organization, accessible only by such organization's members, employee or others with authorization. An Intranet's Web Sites look and act just like any other Web Sites, but the firewall surrounding an Intranet prevents unauthorized access. Like the Internet itself, Intranets are used to share information. Secure Intranets are a growing segment of the Internet because they are much less expensive to build and manage than private networks based on proprietary protocols.

"Java" is a high level programming language developed by Sun Microsystems. Compiled Java code can be run on most computers because Java interpreters and runtime environments, known as Java Virtual Machines (VMs), exist for most operating systems, including UNIX, the Macintosh OS, and Windows. Bytecode can also be converted directly into machine language instructions by a just-in-time compiler (JIT). Java is a general purpose programming language with a number of features that make the language well suited for use on the World Wide Web. Small Java applications are called Java applets and can be downloaded from a Web server and run on a computer by a Java-compatible Web browser, such as Netscape Navigator or Microsoft Internet Explorer.

"server" means is a computer or device on a network that manages network resources. For example, a file server is a computer and storage device dedicated to storing files. Any user on the network can store files on the server. A print server is a computer that manages one or more printers, and a network server is a computer that manages network traffic. A database server is a computer system that processes database queries. Servers are often dedicated, meaning that they perform no other tasks besides their server tasks.

"Shockwave" is a technology developed by Macromedia, Inc. that enables Web pages to include multimedia objects. To create a shockwave object, you use Macromedia's multimedia authoring tool called DIRECTOR, and then compress the object with a program called AFTERBURNER. You then insert a reference to the "shocked" file in your Web page. To see a Shockwave object, you need the Shockwave plug-in, a program that integrates seamlessly with your Web browser. The plug-in is freely available from Macromedia's Web site as either a Netscape Navigator plug-in or an ActiveX control. Shockwave supports audio, animation, video and even processes user actions such as mouse clicks. It runs on all Windows platforms as well as the Macintosh.

"software" means computer instructions or data and includes anything that can be stored electronically. The storage devices and display devices are hardware. Software is often divided into two categories: (i) system software which includes the operating system and all the utilities that enable the computer to function; and (ii) applications software which includes programs that assist users such as word processors, spreadsheets and database management systems.

"TSX" or the "Exchange" means the Toronto Stock Exchange.

"Web Site" is a location on the World Wide Web. Each Web Site contains a home page, which is the first document users see on entering the site. The site might also contain additional documents and files.

"World Wide Web" or "Web" refers to a system of Internet servers that support specially formatted documents. The documents are formatted in a language called Hyper Text Mark-up Language ("HTML") that supports links to other documents as well as graphics, audio and video files.

                                TABLE OF CONTENTS


PART I.........................................................................1
   Item 1. Identity of Directors, Senior Management and Advisers...............1
     A. Directors and senior management........................................1
     B. Advisers...............................................................1
     C. Auditor................................................................1
   Item 2. Offer Statistics and Expected Timetable.............................1
     A. Offer statistics.......................................................1
     B. Method and expected timetable..........................................1
   Item 3. Key Information.....................................................2
     A. Selected financial data................................................2
     B. Capitalization and indebtedness........................................3
     C. Reason for the offer and use of proceeds...............................4
     D. Risk factors...........................................................4
   Item 4. Information on the Company..........................................9
     A. History and development of the company.................................9
     B. Business Overview.....................................................11
     C. Organizational structure..............................................20
     D. Property, plants and equipment........................................21
   Item 5. Operating and Financial Review and Prospects.......................21
     A. Operating results.....................................................21
     B. Liquidity and capital resources.......................................33
     C. Research and development, patents and licenses, etc...................33
     D. Trend information.....................................................34
     E. Off balance sheet arrangements........................................34
     F. Tabular disclosure of contractual obligations.........................34
     G. Safe harbour..........................................................34
   Item 6. Directors, Senior Management and Employees.........................35
     A. Directors and senior management.......................................35
     B. Compensation..........................................................37
     C. Board practices.......................................................38
     D. Employees.............................................................40
     E. Share ownership.......................................................40
   Item 7. Major Shareholders and Related Party Transactions..................42
     A. Major shareholders....................................................42
     B. Related party transactions............................................42
     C. Interests of experts and counsel......................................42
   Item 8. Financial Information..............................................42
     A. Consolidated statements and other financial information...............42
     B. Significant changes...................................................43
   Item 9. The Offer and Listing..............................................43
     A. Offer and listing details.............................................43
     B. Plan of distribution..................................................44
     C. Markets...............................................................44
     D. Selling shareholders..................................................44
     E. Dilution..............................................................44
     F. Expenses of the issue.................................................44
   Item 10. Additional Information............................................44
     A. Share Capital.........................................................44
     B. Memorandum and articles of association................................47
     C. Material Contracts....................................................47
     D. Exchange controls.....................................................47
     E. Taxation..............................................................49
     F. Dividends and paying agents...........................................55
     G. Statement by experts..................................................55

     H. Documents on display..................................................55
     I. Subsidiary information................................................56
   Item 11. Quantitative and Qualitative Disclosures About Market Risk........56
   Item 12. Description of Securities Other than Equity Securities............56
     A. Debt securities.......................................................56
     B. Warrants and rights...................................................56
     C. Other securities......................................................56
     D. American depositary shares............................................56
PART II.......................................................................57
   Item 13. Defaults, Dividend Arrearages and Delinquencies...................57
   Item 14. Material Modifications to the Rights of Security Holders
            and Use of Proceeds...............................................57
   Item 15. Controls and Procedures...........................................57
   Item 16A.  Audit Committee Financial Expert................................57
   Item 16B.  Code of Ethics..................................................57
   Item 16C.  Principal Accountant Fees and Services..........................58
   Item 16D.  Exemptions from the Listing Standards for Audit Committees......59
   Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
              Purchasers......................................................59
PART III......................................................................60
   Item 17. Financial Statements..............................................60
   Item 18. Financial Statements..............................................61
   Item 19. Exhibits..........................................................61

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     A.   Directors and senior management.

Not applicable.

     B.   Advisers.

Not applicable.

     C.   Auditor.

Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     A.   Offer statistics.

Not applicable.

     B.   Method and expected timetable.

Not applicable.

ITEM 3. KEY INFORMATION

     A.   Selected financial data.

The following table sets forth selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP"), see note 11 to the audited Consolidated Financial Statements for the three fiscal years ended October 31, 2004, 2003, and 2002. The following selected financial data is qualified in its entirety by, and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere this Annual Report. The selected financial data is expressed in Canadian dollars (in accordance with Canadian GAAP and some in U.S. GAAP where indicated).

                                      --------------------------------------------------------------------
                                                          Fiscal year Ended October 31
                                                                (audited) (Cdn$)
                                      --------------------------------------------------------------------
                                          2004          2003          2002          2001          2000
                                      --------------------------------------------------------------------
Operating Revenue

    Software Set-up                      798,343       919,892       896,560       803,990       640,253
                                      --------------------------------------------------------------------
   Software Licensing                 11,268,494     6,300,335     2,646,766       908.876       172,463
                                      --------------------------------------------------------------------
   Interest and other                    134,640       109,411       302,031       394,782       338,924
                                      --------------------------------------------------------------------
Total Operating Revenue               12,201,477     7,329,638     3,845,357     2,107,648     1,151,640
                                      --------------------------------------------------------------------
Total Expenses                         8,594,660     6,278,100     5,166,164     3,912,300     4,011,581
                                      --------------------------------------------------------------------
Income (Loss) from                     3,606,817     1,051,538    (1,320,807)   (1,804,652)   (2,859,941)

Continuing Operations before income
taxes

Income taxes:
Future income tax reduction             (414,964)     (630,000)         N/A           N/A           N/A

Net Income (Loss)

    Canadian GAAP                      4,021,781     1,681,538    (1,320,807)   (1,804,652)   (2,859,941)
                                      --------------------------------------------------------------------
    US GAAP                            1,180,157       921,690    (1,338,087)   (2,639,762)   (2,978,726)
                                      --------------------------------------------------------------------
Net Income  (Loss) per diluted Share
from Continuing Operations
    Canadian GAAP                           0.24         $0.12        $(0.10)       $(0.14)       $(0.27)
    US GAAP                                 0.07         $0.07        $(0.10)       $(0.20)       $(0.28)
                                      --------------------------------------------------------------------
                                       5,995,863     3,465,120     1,704,267     2,741,078     8,793,474
Cash and cash equivalents
Total Assets
    Canadian GAAP                     14,961,622     9,218,705     6,951,837     8,159,948     9,826,562
    US GAAP                           14,353,722     8,628,591     6,894,036     8,187,573     9,826,562
Total Liabilites                       1,840,033     1,913,934     1,506,104     1,514,496     1,468,959
Net Assets                            13,121,589     7,304,771     5,445,733     6,645,452     8,357,603
Shares Outstanding                    16,022,966    15,987,701    15,817,701    15,628,501    15,550,501
                                      --------------------------------------------------------------------


The Company paid no dividends during the past five fiscal years.

CURRENCY AND EXCHANGE RATES

Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with the US GAAP as noted in the footnotes to the financial statements. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. References in this document to "$" and "Cdn$" refer to Canadian dollars, unless otherwise specified; references to "US$" refer to US dollars.

The following table shows the rates derived from the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The high and low exchange rates for each month during the previous six months are as follows (Canadian dollars per United States $1.00):

        ------------------------------------------------------------------
        Month                         High                       Low
        ------------------------------------------------------------------
        March 2005                    1.2463                     1.2017
        February 2005                 1.2562                     1.2294
        January 2005                  1.2422                     1.1982
        December 2004                 1.2401                     1.1856
        November 2004                 1.2263                     1.1775
        October 2004                  1.2726                     1.2194
        September 2004                1.3071                     1.2648
        ------------------------------------------------------------------

The high, low, average and closing exchange rates for each of the Company's five previous fiscal years are as follows (Canadian dollars per United States $1.00):


                     Company's Fiscal Year Ended October 31
------------------------------------------------------------------------------
                  2004           2003         2002          2001        2000
------------------------------------------------------------------------------
High             $1.3970       $1.3043       $1.5108      $1.4933      $1.4350
Low              1.2194         1.5903       1.6128        1.5905      1.5311
Average          1.3195         1.4379       1.5718        1.5411      1.4771
Period End       1.2209         1.3195       1.5610        1.5905      1.5273
------------------------------------------------------------------------------

On April 8, 2005, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals Cdn$1.2252.

     B.   Capitalization and indebtedness.

Not applicable.

     C.   Reason for the offer and use of proceeds.

Not applicable.

     D.   Risk factors.

The securities of the Registrant are highly speculative. In evaluating the Registrant, it is important to consider that the Registrant is in the early stage of its operations as a developer of gaming entertainment software. A prospective investor or other person reviewing the Registrant should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Registrant's business including the following (the order in which they appear does not necessarily reflect management's opinion of their order or priority):

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

A number of these factors are expected to affect our ability to generate revenues and to continue to be commercially profitable. We cannot assure you that we will sustain commercial profitability.


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

Our success is also dependent upon licensees who depend on the Internet. Internet service providers who do not guarantee access to the Internet or the reliability of Internet service. Accordingly, we could face materially adverse consequences if Internet service providers chose not to permit Internet access to licensees.

Because our products incorporate software developed and maintained by third parties, we are also dependent to a certain extent upon such third parties' abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. There can be no assurance that we would be able to replace the functionality provided by the third-party software currently offered in conjunction with our products in the event that such software becomes obsolete or incompatible with future versions of our products, or is otherwise not adequately maintained or updated. The absence of, or any significant delay in, the replacement of that functionality could have a material adverse effect on our sales.


OUR SUCCESS DEPENDS ON OUR ABILITY TO PREVENT OTHERS FROM INFRINGING ON OUR TECHNOLOGIES.

Our success is heavily dependent upon proprietary technology. To protect our proprietary technology, we rely principally upon copyright and trade secret protection. All proprietary information which is capable of copyright is marked as such. All employees and consultants are required to execute confidentiality agreements with us. However, there can be no assurance that the steps taken by us in this regard will be adequate to prevent misappropriation or independent third-party development of our technology. Further, the laws of certain countries in which we intend to license our technologies or products may not protect software and intellectual property rights to the same extent as the laws of Canada or the United States. We do not include in our software any mechanism to prevent or inhibit unauthorized use, but we generally require the execution of an agreement that restricts unauthorized copying and use of our products. If unauthorized copying or misuse of our products were to occur, our business and results of operations could be materially adversely affected.

While the disclosure and use of our proprietary technology, know-how and trade secrets are generally controlled under agreements with the parties involved, there can be no assurance that all confidentiality agreements will be honored, that others will not independently develop similar or superior technology, that disputes will not arise concerning the ownership of intellectual property, or that illegal or unauthorized dissemination of our proprietary technology, know-how and trade secrets will not occur.

INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND COULD IMPAIR OUR BUSINESS.

We believe that our products and technology do not infringe patents or other proprietary rights of third parties. However, there can be no assurance that third parties will not claim that our current or future products infringe such rights of third parties. We expect that software developers will increasingly be subject to such claims as the number of products and competitors providing Internet related software and services grows and overlaps occur. Any such claim, with or without merit, could result in costly litigation or require us to enter into royalty or licensing agreements in order to obtain a license to continue to develop and market the affected products. There can be no assurance that we would prevail in any such action or that any license (including licenses proposed by third parties) would be made available on commercially acceptable terms, if at all. If we become involved in litigation over proprietary rights, it could consume a substantial portion of our managerial and financial resources, which could have a material adverse effect on our business, financial condition and operations.


OUR ABILITY TO LICENSE OUR TECHNOLOGY WILL BE ADVERSELY AFFECTED IF OUR TECHNOLOGY'S SECURITY MEASURES FAIL.

Our technologies incorporate security and authentication protections designed to allow licensees to protect certain personal information of players, such as credit card numbers, player information and player account balances. We cannot predict that whether events or developments will result in a compromise or breach of the technology we use to protect a player's personal information. If the security measures in our software fail, licensees may lose many customers and our ability to license our technologies will be adversely affected.

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


THE LOSS OF OUR KEY MANAGEMENT PERSONNEL MAY ADVERSELY AFFECT OUR BUSINESS.

We will depend on a relatively small number of key employees including Darold H. Parken, the President, Dave Acorn, the VP of Product & Client Management, Andrew Smith, our Technical Director, and Lee Richardson, Chief Executive of Chartwell Games, the loss of whom could have an adverse affect on the financial performance of our business. We do not have employment agreements with these individuals, and accordingly cannot assure you that they will continue their service with the Company. We currently do not maintain key man life insurance on any of our managers.

We rely on our management and if you are not prepared to do so should not invest in our securities. All of the directors and officers of the Company may not devote all of their time to the affairs of the company, but will be devoting such time as is required to manage the company. The directors and officers are engaged and will continue to be engaged in the search for business prospects on behalf of themselves and others. See "Conflicts of Interest."


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


OUR OPERATIONS COULD BE AFFECTED BY CURRENCY FLUCTUATIONS.

Our profitability may also be adversely affected by fluctuations in currency exchange rates. Our sublicensing agreements are denominated in United States dollars. CGC's obligation and our obligations related to our license arrangements are generally denominated in United States dollars. We hold our funds in Canadian dollars. Fluctuating currency rates between the United States dollar and the Canadian dollar may affect our results of operations. We do not engage in hedging transactions to protect against such fluctuations.


BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN OUR SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND ARE SUBJECT TO THE PENNY STOCK RULES.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the Toronto Stock Exchange and the closing price of our shares during the fiscal year ended October 31, 2004 ranged from $1.60 to $4.36 per share. As such, our shares will be deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.


DUE TO INTENSE COMPETITION, OUR FINANCIAL PERFORMANCE COULD SUFFER.

Although online gaming is a fast growing industry, it is becoming increasingly competitive. There are currently several competitors for the licensing of play for real Internet gaming software, including, among others, Realtime Gaming, Net Entertainment, Parlay Entertainment, Playtech Inc., Wagerworks Inc. Microgaming, Cryptologic Inc. and Boss Media AB. We believe that each of these competitors offers Internet gaming technologies that compete directly with our Online Games application. Many of these competitors have greater financial resources than us and have established relationships with licensees or are operating Internet gaming Web Sites.

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


CONSOLIDATION IN THE SOFTWARE INDUSTRY MAY RESULT IN INSTABILITY OF SOFTWARE DEMAND AND STRONGER PEER COMPANIES IN THE LONG TERM.

The entire IT sector, including the software industry, is currently experiencing consolidation through mergers and acquisitions, particularly involving larger companies. Large companies continue to expand into areas we target and thus increasingly compete with us. Transactions in which we or our competitors participate could have a material adverse effect on us in a variety of ways, such as delaying sales due to customer uncertainty and subjecting us to competition from stronger established or new peer group companies with more resources, larger customer bases and a wider variety of products than we have.


THE GAMING INDUSTRY IS A VOLATILE INDUSTRY.

The gaming industry is a volatile industry, which is sensitive to economic conditions. When economic conditions are prosperous, gaming industry revenues increase. Conversely, when economic conditions are unfavorable, gaming industry revenues decline. Any significant decline in general corporate conditions or the economy that affect consumer spending could have a material adverse affect on the Company's business, financial condition and results of operations.


CHANGES IN INTERNET GAMING REGULATIONS MAY HAVE AN ADVERSE EFFECT ON THE BUSINESS OF THE COMPANY.

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

We are unaware of any regulations or laws that prohibit the development and the licensing of Internet gaming software, which may potentially be used in violation of applicable statutes. However, it is possible that our planned activities may be alleged to violate an applicable statute based on an interpretation of the statute or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of such proceedings, we could incur substantial litigation expense, fines, diversion of the attention of key employees, and injunctions or other prohibitions preventing us from engaging in various anticipated business activities. Such an outcome would have a material adverse effect on our business and our results of operations.

CGC's strategy is to sublicense Online Games software to operators that are licensed to operate Internet gaming web sites. As such, we believe CGC's activities will conform to current gaming laws and regulations. However, there is little case law authority related to the interpretation of gaming statutes as they relate to they relate to the Internet and the wording of many of the applicable statutes is ambiguous. Consequently, it is possible that sublicensees of Online Games applications may be alleged to violate an applicable statute based on an interpretation of the statute or based on a future change of law or interpretation or enforcement policy.


CREDIT CARD COMPANIES MAY LIMIT CREDIT CARD USE IN INTERNET GAMING.

Licensees' revenues are generally collected through on-line credit card processing. Recently some credit card companies, such as MasterCard, and certain credit card issuing banks in the United States, have stopped processing transactions from on-line gaming customers. Such further action by credit card companies or issuers could have a material adverse effect on the Company's business, revenues, operating results and financial condition.


ITEM 4. INFORMATION ON THE COMPANY

     A.   History and development of the company.

Introduction
------------

Chartwell Technology Inc. ("we," "us," "our," "Chartwell," the "Company" or the "Registrant" as the context requires) and our wholly owned subsidiaries, Gateway Technology Inc. ("GTI"), a Delaware corporation, and Chartwell Games Corp ("CGC"), formerly Gaming Tech Corporation ("GT"), a Belize corporation, are engaged in the business of developing, marketing and licensing computer software applications for gaming and entertainment on the Internet and internal intranet systems. Our principal office is located at Chartwell House, 750 - 11th Street SW, Suite 400, Calgary, Alberta, Canada, T2P 3N7. Our common stock trades on the Toronto Stock Exchange under the symbol CWH:TSX.

Corporate History 1992 - 2004
-----------------------------

We were  incorporated  as  "Napier  Explorations  Inc." in British  Columbia  on
December 16, 1987 to engage in business as a mineral exploration company. We changed our name to "Brockton Resources Inc." on May 1, 1989. From our inception to April 1992, we conducted a program of mineral lease acquisition and exploration activities. We abandoned our mineral properties in April 1992. On November 19, 1992, we changed our name to "Chartwell Ventures Ltd."

We remained inactive until May 1994, when we acquired a 1.967% working interest in a petroleum and natural gas property, the Harmattan East Viking Unit No. 1 located in Township 32, Ranges 2 and 3, W5M, known as the "Harmattan Property", for $740,000. Mobil Oil (Canada) was the operator of the Harmattan Property and we received revenues from production on the Harmattan Property through our working interest. On December 18, 1995, we continued our incorporation into Alberta, Canada under the Business Corporations Act of Alberta. From June 1994 through November 1998, our only asset and business was our working interest in the Harmattan Property.

Effective November 1, 1998, we acquired GTI, which was engaged in the business of developing software and integrating computer hardware and software for Internet and Intranet based computer applications. GTI was a computer hardware and software integrator that specialized in developing and licensing Internet and Intranet based computing solutions, with a focus in the area of Internet based commerce and Internet/Intranet gaming. After acquiring GTI, we shifted our business strategy from the oil and gas industry to the software technology development and licensing industry. On December 8, 1998, we changed our name to "Chartwell Technology Inc." At this time, we changed our business to the development of computer software.

In February 1999, we sold our entire interest in the Harmattan Property to an arms'-length third party. Our sale of the Harmattan Property was effected to divest our oil and gas operation and to focus our resources on the development of our computer hardware and software integration business. We received approval of the Alberta Stock Exchange related to our change in business in accordance with its policies. During our fiscal year ended October 31, 1999, we raised
$500,000 through a private placement of convertible debentures and share purchase warrants ("1999 Warrants") and $1,000,000 through a private placement of special warrants ("1999 Special Warrants") completed on May 26, 1999. All of the 1999 Special Warrants and 1999 Warrants were exercised resulting in the issuance of 1,100,000 Common Shares in aggregate and resulting in a further cash infusion of $1,375,000. Effective June 7, 1999, all of our convertible debentures were converted into 500,000 Common Shares.

Under an agreement dated October 8, 1998, GTI acquired from Corel Corporation all proprietary rights to certain software code, which formed the basis of our Internet gaming product. Since our acquisition of GTI, we have completed a total redevelopment of our Internet gaming software product.

On November 1, 1999, we sold certain parts of our interest in our gaming software and assigned all our software sublicensing agreements related to our gaming software to our wholly owned subsidiary Chartwell Games Corp. ("CGC"). We organized CGC as an independent operating subsidiary to license and manage the wagering version of our Online Games software application. Our business plan and strategy is to focus primarily on the development, marketing and market development of our entertainment software.

During the year ended October 31, 2000, we raised $10,075,000 through a private placement of Special Warrants completed on March 10, 2000. During this fiscal year the Company began to earn license fee revenue from the sales of its online gaming software.

During the fiscal years ended October 31, 2001, 2002 and 2003 the Company continued development and licensing of our software products. Marketing and sales efforts were focused mainly on Europe and Asia due to the perceived demand from this region. During this three year period the Company's licensing revenue increased to $6,300,335 from $172,463 in fiscal 2000.

During the year ended October 31, 2004, the Company increased the size and scope of its sales and marketing organization and established London, U.K. as the Company's sales and marketing office. This resulted in our establishment of a strong Corporate presence in a key market area. During the year we also completed development of our newest core gaming system and product development continued to be driven by our markets and our customers.

On December 7, 2004, the Company closed a private placement of 2,365,592 common shares at a price of $4.65 for gross proceeds of approximately $11,000,000. The underwriters were granted 141,936 compensation options exercisable at $5.10 per share for 18 months.

See Item 4.B. and Item 5 below for important events in the development of the Company's business for fiscal year ended October 31, 2004.

There has not been any indication of any public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other company's shares during the last or current financial year.

     B.   Business Overview.

OUR BUSINESS

Chartwell is a leading software provider to the online gaming market. Headquartered in Calgary, Chartwell has software development operations in Canada and sales and markerting operations in London, U.K. We trade on the Toronto Stock Exchange under the symbol CWH:TSX. Our business plan and strategy is to focus on the continued development and marketing of our online suite of games. We do not offer electronic funds transfer services, provide credit card processing or banking services, conduct any gaming operations on our Web Site or servers, provide gaming marketing or administrative services or provide services related to obtaining gaming licnses or government approval for gaming activities. Our business is developing and licensing gaming software and software that is designed to assist operators with the administration and management of a variety of game playing Web Sites. Our licensees must, therefore, manage, support and administer their own Web Site servers and the games offered on their sites and market their Web Site operations without our assistance.

Development of Our Business - 2004

During the year ended October 31, 2004, we maintained our overall focus on product development driven by our markets and our customers. We completed development of our newest core gaming system release and the community infrastructure system to support both the Poker and Bingo communities in 2005. We also completed the commercial application of our mobile gaming system and the alpha version of our kiosk gaming systems both of which are targeted for rollout in 2005.

During fiscal 2004, we raised the profile of Chartwell in the financial community through continued financial performance and the upgrading of our public listing form the TSX Venture Exchange to the Toronto Stock Exchange. Three firms initiated research coverage and market capitalization grew by approximately 300%.

During fiscal 2004, we also increased the size and scope of our sales and marketing organization and established London, U.K. as the Company's sales and marketing office. This enabled us to create a strong Corporate presence in a key market area with a closer proximity to current customers and prospects.

We will continue to develop and deliver new games and gaming options to our licensees and will continue to deploy our gaming suite to new delivery channels and platforms like kiosk and wireless.devices.

OUR PRODUCTS

Chartwell Gaming System

Chartwell does not operate any gaming sites, nor do we operate our clients' sites. What we do is provide gaming systems to our clients, who then offer the games to players. Players never place bets with Chartwell directly or indirectly. Instead of competing with our clients, we enter into "technology partnerships" with them, eliminating any potential for conflict of interest. We offer a customized approach, creating a unique system for each individual client that complements their current online operation and brand image. Cyberboss, Chartwell's administration, marketing and reporting software, and Cyberbanx, our proprietary e-commerce engine, provide our clients with all the tools necessary for the successful operation and promotion of their Chartwell Gaming System. Chartwell's gaming solution can also be provided under a third party managed services solution.

Our entertainment software products consist of Online Casino, soft games, multiplayer Bingo and multiplayer Poker games. The Online Casino comprises a large selection of card games, table games, slots and video poker. The online Casino suite is available in in-browser or download versions and a selection of these games can also be played using Java enabled mobile devices and on networked kiosks. All games can be operated in a wagering mode for real money applications or a free mode for fun or entertainment applications. The software can be deployed in either a standalone configuration or integrated into an existing gaming site.

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

We believe that maintaining a gaming environment, which includes security measures to protect player information, confidentiality of player information, responsible gaming features, variety of games, state of the art graphics, sounds and processing speeds, will contribute to our ability to generate licensing revenues. We have designed our Online Games software to feature the look and feel of wagering games that are played in a physical environment by using our proprietary technology.Our Online Games software provides the following built-in security features that are designed to prevent hackers or licensees of our software from manipulating games and systems, including:

Although we have implemented security measures to prevent tampering or manipulating of our games, we cannot guarantee that such security measures will not be breached or that future technologies will not render our systems obsolete. If our Online Games security measures are breached, our business and results of operations will be adversely affected.

Multiplayer Poker

Chartwell's multiplayer poker provides players with a selection of the most popular poker games. Our multiplayer poker is licensed as part of a fully hosted Poker community. Having players from multiple sites and using multiple currencies all playing together allows more games, more game selection, and larger pots, which in turn provides higher revenue potential for all participating licensees. Community members can benefit from the critical mass of the network and still be able to hold tables, tournaments or promotions for their respective players. Each member of the community retains full control and confidentiality of their own players and data, allowing them to use existing payment systems and providing a secure environment or their players.

Multiplayer Bingo

Chartwell's in-browser, multiplayer North American (75-ball) and UK (90-ball) bingo systems are Flash-based for smooth, state of the art graphics and can be fully customized to match client's existing branding and themes. Clients have the option of joining the Chartwell Bingo community, where bingo players from multiple Chartwell clients can all play and chat together in the same games, increasing game selection and accumulating larger jackpots. Like Chartwell Poker, each bingo player enters the bingo community from a client-branded web site and plays in a bingo hall branded with their particular site's colours, logos and other design considerations. The Chartwell Bingo community also supports deposits in any currency, allowing players from around the world to play together. Alternately, Chartwell Bingo can be deployed as a stand-alone product or integrated with a current online operation.

Soft Games

Along the traditional suite of casino games Chartwell also offers a range of different "soft" or fixed odds games. Soft games include scratch cards, pull tabs, lottery-style games and hi/lo games which are more chance-based than games like poker or sports-betting which require higher levels of skills and strategy. These games are gaining a widespread acceptance as a form inexpensive entertainment, allowing us to expand the online gaming demographic by appealing to a larger audience, including traditionally non-gaming markets.

Mobile Games

Chartwell has created a suite of casino and soft games for Java-enabled mobile devices. Games feature custom branding and animation. Clients offering other Chartwell products on their site can easily add mobile games, with players accessing the mobile download using their existing user names, passwords and player accounts. Chartwell is able to deploy its mobile casino suite across all leading mobile phone manufacturers and wireless carrier networks. Our target is to support the vast majority of phones in the UK and European marketplace at all times.

We have also developed related applications, CyberBoss and CyberBanx, which provide the back-end tools required for a completely integrated Internet gaming system.

CyberBoss is a comprehensive administrative utility that provides licensees with a suite of administrative, marketing, customer relations' management and promotional tools. By using CyberBoss licensees are able to securely access and classify server and transaction data from virtually anywhere via a web browser. The CyberBoss system features password encryption features for data transmissions and access by the licensee. We do not administer the CyberBoss system or store licensee operations data.

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

The SDK is a comprehensive integration interface that allows for seamless integration of a customer's administration system to the Gaming System. The GDK and EGI are interfaces that enable rapid development and deployment of online games. The GDK is a standard interface to the back -end of the system and supports rapid internal game development as well as providing a method for independent third party game developers to add to the gaming suite. The EGI allows for the addition of existing third party applications such as sports books to be integrated into the Gaming System.

Managed Services Solution

Previously, the typical Chartwell client has been a large, sophisticated entity with a solid IT infrastructure, an established player base, and payment processing facilities. Many of these operators run sportsbooks or land-based casinos, and as such appreciate the ability to run their Chartwell Gaming System themselves. There is another market segment of operators who have an online presence and large database of customers but are not currently involved in gaming. They may recognize the benefit of adding ganes to their site but are not currently involved in gamaing and may not have the industry experience necessary to manage day-to-day operations of a gaming site. These operators are seeking a service provider who can assist them in this regard while allowing them to maintain ownership of their player database and brand. For these operators, Chartwell now offers a managed services solution. Elite Club Managemnet N.V. is an independent company acting as Chartwell's exclusive provider of managed services. Elite Club holds the gaming license, hosts the game on behalf of the licensees, provides player access, manages the operations of the gaming site, supplies the hardware, connectivity and third party software. The client is responsible for marketing and player acquisitions.

Online Games Licensing

CGC licenses Online Games play for real applications only to operators of Internet gaming Web Sites who have been granted Internet gaming licenses by jurisdictions that permit Internet gaming. We also license our Online Games applications to a variety of entertainment Web Sites for entertainment and promotional purposes. We modify our Online Games applications to meet our licensees' specifications and marketing theme. We do not offer electronic funds transfer services, provide credit card processing or banking services, conduct any gaming operations on our Web Site or server, provide gaming marketing or administrative services or provide services related to obtaining gaming licenses or governmental approval for gaming activities. The material terms of CGC's standard licensing agreement are as follows:

     o The initial term is generally for a period of three years, renewable for an additional two year period unless the licensee provides written notice of termination at least 90 days prior to the expiration of a term;

     o    The licenses are non-exclusive and non-transferable;

     o CGC may terminate the license agreement if the licensee breaches any material term of the license;

     o We will maintain and upgrade our software and retain all right, title and interest in our technologies;

     o The licensee paysa monthly licensing fee. The fee is calculated as a percentage of the gross win of the licensee's online casino. whichis on

     o The licensee must be licensed in a jurisdiction that permits Internet gaming and must remain in full compliance with the gaming laws and regulatory requirements in the licensing jurisdiction.

CGC has reserved the right to cancel any license if certain standards are not met.

As of  March  31,  2005,  CGC has  licensing  agreements  with  twenty-two  (22)
licensees. Sixteen (16) of these licensees have launched licensed Internet gaming Web Sites. The Company cannot confirm if or when the remaining licensees will launch their Web Sites.

None of the Company, GTI or CGC intend to own or operate any Internet gaming operations.

Internet Games and Gaming Software Market

The market for Internet gaming software how shown consoiderable growth over the past two years with considerable growth potential ahead. Online casino continues to be major growth area. Poker is emerging as a rapidly expanding game segment and gaining popularity around the world. According to Poker Pulse, Global Betting and Gaming Consultnats, online Poker has grown 20-fold since 2002, is about 15% of the Internet gaming industry and is forecasted to double next year. Mobile gaming, particlulary mobile lotteries, is now beginning to emerge as a gaming option. Juniper Reseach believes that, regulatiory restrictions notwithstanding, the total market for mobile gambling services could generate revenues of more than US$19.3 billion in 2009, or nearly one-third of all mobile entertainment revenues. The continued growth in the online casino market and growth in these new game areas offer vast market potential and revenue opportunities for Chartwell.

We cannot assure you that we will benefit from the increase size of the Internet gaming market or the growth trend in the market in recent years. We also cannot assure you that we will be able to successfully compete against established companies that are in the business of licensing Internet gaming software.

Competition

Although online gaming is a fast growing industry, it is becoming increasingly competitive and sophisticated. There are currently several competitors for the licensing of play for real Internet gaming software, including, among others, Realtime Gaming, Net Entertainment, Parlay Entertainment, Playtech Inc., Wagerworks Inc. Microgaming, Cryptologic Inc. and Boss Media AB. We believe that each of these competitors offers Internet gaming technologies that compete directly with our Online Games application. Many of these competitors have greater financial resources than us and have established relationships with licensees or are operating Internet gaming Web Sites.

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

Set forth below are the market barriers we believe we face and our strategy for addressing these issues:

Barrier                                                     Our Strategy
------------------------------------------------------------------------------------------------------------------
Developing technology that is compatible with the           Develop new technologies to improve the speed of play,
Internet and that transforms commonly played tangible       graphics, sound and simplify the procedures for
games of chance into virtual games that are easy for        playing our Online Games games.
players to play and understand
------------------------------------------------------------------------------------------------------------------
Developing a web-site infrastructure that is secure and     Improve and develop our CyberBanx and CyberBoss
that can process transactions on a timely and accurate      software on a continual basis
basis
------------------------------------------------------------------------------------------------------------------
Obtaining an experienced management and technical team to   Recruit and maintain experienced software developers
develop an effective marketing, gaming and Internet         and management with experience in software licensing
strategy
------------------------------------------------------------------------------------------------------------------
Developing a solid reputation among licensees               Provide software that incorporates current technology;
                                                            Provide games that are entertaining; and
                                                            Provide  software  support services to address licensee
                                                            requests.
------------------------------------------------------------------------------------------------------------------


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

Regulatory Environment - Internet Gaming Regulation

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

In addition, as electronic commerce further develops, it may generally be the subject of government regulation. As well, current laws, which pre-date or are incompatible with Internet electronic commerce, may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

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

CGC's strategy is to sublicense Online Games software to operators that are licensed to operate Internet gaming web sites. As such, we believe CGC's activities will conform to current gaming laws and regulations. However, there is little case law authority related to the interpretation of gaming statutes as they relate to they relate to the Internet and the wording of many of the applicable statutes is ambiguous. Consequently, it is possible that sublicensees of Online Games applications may be alleged to violate an applicable statute based on an interpretation of the statute or based on a future change of law or interpretation or enforcement policy.

Marketing Strategies

The following summarizes our strategic focus and operating strategy:

PROVIDE HIGH QUALITY, INNOVATIVE AND SUPERIOR PRODUCTS AND SERVICES. We will continue to position our product in the market based on the quality of our customer support and the quality of our graphics, sounds, back office system and security features and the speed of our software and systems. We intend to continue to remain focused on designing technology that achieves efficiency for licensees and that is innovative, easy to use and appealing to players.

PROVIDE MARKET-ORIENTED AND CUSTOMER FOCUSED SOLUTIONS. A key to our success will be the success of our licensees. We intend to continue to obtain input from our licensees on game content and features and to continue to design and develop a wider variety of gaming products that will meet their needs and the expectations of their customers. We intend to assist licensees by providing customized software solutions featuring unique graphics, themes and features that will allow licensees to differentiate their web sites and games in the marketplace

PROVIDE OUR CUSTOMERS WITH A VARIETY OF GAMING PLATFORMS. The market for electronic gaming is expanding to new platforms like mobile and networked kiosks. During fiscal 2004, we completed the commercial application of our mobile gaming system and the alpha version of our kiosk gaming systems. We to market these new gaming offering to existing and new customers PROVIDE COMMUNITY BASED POKER AND BINGO PRODUCTS. We intend to formally roll-out our community based Poker and Bingo products in 2005 and we intend to integrate these into new and existing licensees.

EUROPEAN FOCUS. We intend to continue and accelerate our established strategy of focusing our new business development activities primarily in Europe. Our sales team, operating from London, U.K. has over 25 years of combined experience in the U.K. and European online gaming sector. We believe that our proximity to existing and prospective licensees and our broader and deeper industry experience can be effectively utilized to develop new opportunities and add new licensees.

We cannot assure you that we will successfully differentiate our technologies from our competitors or will develop a competitive advantage in the marketplace.

Product Development Strategy

We believe that the most significant factor influencing the licensing of Internet gaming software is player appeal followed by a mix of elements including price, service, reliability, technical capability, interface capability, upgradeability, ability to customize and differentiate from other web sites, management and administrative support tools and the financial condition and reputation of the developer. We believe the factors affecting player appeal is a combination of play features, game variety, ease of use, appealing graphics, sound and special effects.

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

PLAN OF OPERATION

We are continuing to develop our business, expand our suite of games, deploy our games across new platforms and sign new licensees. Fiscal year 2004 was our second consecutive year of profitability and substantial revenue growth. During the fiscal years ended October 31, 2004, and October 31, 2003, we had revenues from continuing operations of $12,201,477 and $7,329,638 respectively. During these same periods, we had operating income of $4,021,781 and $1,681,538 respectively. As of October 31, 2004, our accumulated deficit was reduced to $3,483,171. At October 31, 2004, our cash and short term investments were $9,314,149 and we had working capital of $10,549,056. Subsequent to October 31, 2004 on December 7, 2004, the Company completed a private placement of 2,365,592 common shares at $4.65 per share for gross proceeds of approximately $11,000,000 (net proceeds of $10.3 million after underwriters' fees and expenses). The Company issued the underwriters 141,136 compensation options exercisable for a period of 18 months at $5.10 per share. We believe we have sufficient working capital to fund our operations through our fiscal year ending October 31, 2005. See "Item 5.B - Liquidity and Capital Resources."

Our business plan through our fiscal year ending October 31, 2005 is to increase our market share in the traditional internet casino market, establish our Poker and Bingo Communities, roll out our Mobile and Kiosk offerings and establish market share in these new market areas.

ONLINE GAMES SOFTWARE

Software Maintenance and Upgrades

During the year ended October 31, 2004, we released new versions of our Online Games software. Through our fiscal year ending October 31, 2005, we plan to maintain and upgrade software that is being used by our present licensees and to integrate new and unique gaming applications into our customer base. We have targeted to formally roll-out our Multi-player Poker and Multi-player Bingo and new soft and lottery style games. We will also continue the deployment of our expanding suite of games to alternate platforms like molbile and wireless devices and networked kiosks. In addition, we are continuing to develop localization of the software, which means developing the screens in various languages to accommodate non-English-speaking players.

We will continue to offer customization to the current version of our Online Games software, which allows licensees to differentiate its web site using interfaces with unique graphic and sound effects and themes. The gaming engines that run the Online Games are essentially the same for each sublicensee who customize their individual web sites with graphic and sound interfaces that provide the appearance of a unique web site. We also customize or upgrade the back-end systems, which allow licensees to structure the layout of their Internet casino web sites and operations, and accounting applications, which permit licensees to administer and structure their accounting systems, to provide different types and structures of reports upon the request of licensees.

Graphic Development and Creation

We have in-house graphics designers that design and create the HTML graphics that are required to customize and distinguish licensees' gaming sites. Our in-house graphic services work with licensees to develop web site interfaces that feature unique themes designed to appeal to the licensee's target markets.

Present and Future Sales of Online Games Software

Our strategy for marketing and licensing our technology is to continue sales efforts to present leads as well as exhibiting at trade shows, limited trade publication advertising, online advertising and implementing a marketing campaign targeted at existing Internet gaming companies. We have also established a sales and marketing office in London, England that is staffed by sales and marketing professionals with extensive industry experience. We expect that the establishment of the London office will increase our visibility in Europe and will generate more revenue opportunities for the Company.

Staffing

At March 31, 2005, we had ninety-three (93) employees and contractors including subsidiaries. CGC had four (4) full time employees. None of the employees of the Company or CGC are covered by a collective bargaining agreement.

     C.   Organizational structure.

CTI has two wholly-owned subsidiaries: GTI and CGC. CGC has one wholly-owned subsidiary: Chartwell Games (Malta) Holding Limited and Chartwell Games (Malta) Holding Limited has one wholly-owned subsidiary: Chartwell Games (Malta) Limited.

GTI, our wholly owned subsidiary, was formed on June 27, 1997, as a Delaware corporation. GTI was primarily responsible for the Company's marketing and sales functions until May 31, 2000, from and after which time GTI has been inactive and will be dissolved.

On November 5, 1999, we organized CGC (formerly GT) as an international business corporation under the laws of Belize. CGC was organized as an independent operating subsidiary to license our real money wagering software applications. We own all the issued and outstanding shares of CGC.

In December of 2004, CGC organized the Malta companies for the purpose of conducting all software licensing transactions.

We are headquartered in Calgary, Canada, and are primarily responsible for technology and software development, software upgrade and maintenance, corporate finance, strategic planning and other corporate functions related to the development of our business. In March 2004, CGC established a sales and marketing office in London, UK which is staffed by four sales and industry professionals.

We, GTI and CGC have never been subject to any bankruptcy, receivership or similar proceedings.

     D.   Property, plants and equipment.

Our executive offices are located in leased premises of approximately 11,072 square feet at Suite 400, 750 - 11th Street SW, Calgary, Alberta, Canada. The lease is for a term of six years commencing December 1, 2003 at a base annual rental rate of approximately $166,080 with operating costs of approximately $130,405 annually. We consider these premises suitable for our current needs. We have an office of approximately 838 square feet at 1166 Alberni Street, Suite 1400, Vancouver, British Columbia, Canada. The lease is for a term of five years commencing January 1, 2004 at a base annual rental rate of approximately $9,380 with operating costs of approximately $9,965 annually.

CGC's principal offices are located in London, England.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A.   Operating results.

The following discussion and analysis of the results of operations and financial condition of the Company for the fiscal years ending October 31, 2004, 2003 and 2002 should be read in conjunction with the Company's audited financial statements and the related notes included with this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles in the United States, except as described in the notes to financial statements. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP). A description of the material differences between Canadian GAAP and US GAAP is contained in Note 11 of the notes to financial statements.

OVERVIEW

Chartwell develops, markets, implements and supports gaming applications and entertainment content for the internet and wireless platforms. Chartwell's JAVA and Flash based software products and games are designed for deployment in gaming, entertainment and promotional applications. Chartwell does not operate a gaming site nor do we operate our clients gaming sites.

Business Model

Substantially all of Chartwell's revenue is of a recurring nature in the form of software license fees. Chartwell's licensees pay an ongoing fee for the licensing and support of our software. The license fee is calculated as a percentage of each licensee's level of activity. Additional sales revenue is derived from software setup-fees which are one time costs on new customer installations. Subsequent to October 31, 2003, the Company revised its accounting policy for the recognition of set-up fee revenue and related set-up costs. The Company's contractual agreements with licensees provide for the provision of graphics, web design, software implementation services, licensing of the software and provision of software upgrades over the fixed term of the contract. Set-up fee revenue and related costs are recognized ratably over the term of the contract. Prior to the revision of its policy, the Company recognized set-up fees and related set-up costs using the completed contract method of accounting. The accounting change was adopted retroactively. At October 31, 2004 the Company has $1.1 million of deferred set-up fees which will be taken into revenue over the next five years.

Expenses are classified into five categories, software development and support; sales, general and administrative ("SG&A"); depreciation and amortization, stock compensation expense and foreign currency gains or losses. Software development and support consists of personnel and related costs associated with the design Fand development of new products, support of existing products, customer implementation and quality assurance. SG&A expenses consist of personnel and related costs associated with the Company's sales, marketing and business development activities. In addition, SG&A expenses include the costs of all administrative, financial and IT personnel, investor relations and professional fees relating to our public company listing. Stock compensation expense consists of the estimated fair value of options granted to consultants during the year. Depreciation and amortization expenses are based on the estimated useful life of our assets and include the amortization of deferred software development costs. The company operates internationally with 100% of its revenue derived from non-Canadian sources. Under the Company's licensing agreements, the majority of the Company's revenue is received in U.S. dollars. Consequently, the Company is exposed to currency fluctuations which result in foreign currency gains or losses which are reported in this expense category.

FINANCIAL REVIEW

Chartwell realized strong top line and bottom line growth in fiscal 2004. Total revenue increased to $12.2 million compared to $7.3 million in 2003; earnings ("net income") grew by 139.1% with diluted earnings per share of $0.24 compared to $0.12 in 2003. The strong growth reflected incremental revenue from new games and increased revenue from existing clients.

In 2004, 92.4% of Chartwell's revenue was of a recurring nature compared to 86.0% in 2003, and was generated from long term licensing agreements that generally extend from three to five years. Our five largest licensees accounted for approximately 91.3% of our recurring license fees in 2004 compared to 93.4% in 2003. In 2004, we either renegotiated or extended contracts with four of our major clients.

The Company continued to invest in key areas of our business, specifically related to product development, sales and marketing and our European presence. In March, the Company opened a sales office in the United Kingdom and added three senior sales and marketing professionals to our sales team. Resources were also added in the areas of software development, quality assurance and customer support. Overall, headcount, including consultants, increased to seventy-seven from fifty-six in 2003. These staffing additions are necessary to continue to deliver on our product, revenue and customer support initiatives.

Increased expenditures will continue to be necessary in 2005 to sustain and build for long-term growth.

Chartwell continued to strengthen its balance sheet in 2004. Cash and short-term investments increased to $9.3 million compared to $5.2 million in 2003. The Company's balance sheet was further strengthened by the completion of a private placement of $10.5 million in the first quarter of 2005.

SELECTED ANNUAL FINANCIAL DATA

Comparison of the years ended October 31, 2004, 2003 and 2002:

Consolidated Statement of Operations and Deficit
                                                     % of                      % of                       % of
Year ended October 31,                   2004       Revenue        2003       Revenue         2002       Revenue
                                        -------------------------------------------------------------------------
(Amounts in Thousands,
  Except Per Share Data)

Revenue
  Software license fees                $11,268       92.4%        $ 6,300      86.0%       $  2,647       68.8%
  Software set-up fees                     798        6.5%            920      12.6%            896       23.3%
  Interest & other                         135        1.1%            109       1.5%            302        7.9%
                                        -------------------------------------------------------------------------
                                        12,201      100.0%          7,329     100.0%          3,845      100.0%

Expenses
  Software development & support         4,418       36.2%          3,288      44.9%          2,648       68.9%
  Sales, general & administrative        3,499       28.7%          1,948      26.6%          2,386       62.1%
  Amortization of deferred software
     development costs                      98        0.8%            110       1.5%            110        2.9%
  Stock-based compensation                 103        0.8%              -       0.0%              -        0.0%
  Depreciation & amortization              244        2.0%            137       1.9%            108        2.8%
  Foreign currency loss (gain)             233        1.9%            795      10.8%            (86)      (2.2)%
                                        -------------------------------------------------------------------------
                                         8,595       70.4%          6,278      85.7%          5,166      134.4%

Net income (loss) before taxes           3,606       29.6%          1,051      14.3%         (1,321)     (34.4)%

Income taxes                              (415)      (3.4)%          (630)     (8.6)%             -        0.0%

Net income (loss)                      $ 4,021       33.0%        $ 1,681      22.9%       $ (1,321)     (34.4)%

Net income (loss) per share
   Basic                               $  0.28                    $  0.12                  $  (0.10)
   Diluted                             $  0.24                    $  0.12                  $  (0.10)

October 31,                                     2004            2003            2002
(Amounts in CAD dollars, in Thousands)       -----------------------------------------

Consolidated Balance Sheet Data
  Cash & short-term investments               $  9,314        $ 5,178         $ 4,886
  Working capital                               10,549          6,545           5,484
  Total assets                                  14,962          9,219           6,952
  Deferred revenue                               1,095          1,688           1,321
  Total shoareholders equity                    13,122          7,305           5,446

SELECTED QUARTERLY FINANCIAL DATA

The following table sets out selected unaudited financial information of the Company on a consolidated basis for the last eight quarters. 2003 quarterly results reflect the restated amounts resulting from the adoption of the change in accounting policy for the recognition of set up fee revenue as previously noted.

                                                              Fiscal 2004 Quarters

                                          Q1          Q2             Q3         Q4         Annual
                                        ------------------------------------------------------------
Revenue
  Software license fees                $   215     $   191        $   184    $   208       $    798
  Software set-up fees                   1,939       2,699          3,393      3,237         11,268
  Interest & other                          44          26             21         44            135
                                        ------------------------------------------------------------
                                         2,198       2,916          3,598      3,489         12,201

Expenses
  Software development & support         1,002       1,006          1,172      1,238          4,418
  Sales, general & administrative          771       1,004            764        960          3,499
  Amortization of deferred software
     development costs                      --          --             39         59             98
  Stock-based compensation                  --          --             --        103            103
  Depreciation & amortization               35          53            103         53            244
  Foreign currency loss (gain)             (41)        (76)           105        247            233
                                        ------------------------------------------------------------
                                         1,767       1,985          2,183      2,660          8,595

Net income (loss) before taxes             431         931          1,415        829          3,606

Income taxes                                45         (33)           204       (631)          (415)
                                        ------------------------------------------------------------
Net income (loss)                      $   386         964        $ 1,211    $ 1,460       $  4,021
                                        ============================================================

Basic earnings per share               $  0.03     $  0.07        $  0.08    $  0.10       $   0.28
Diluted earnings per share             $  0.03     $  0.06        $  0.07    $  0.08       $   0.24


                                                              Fiscal 2003 Quarters

                                          Q1          Q2             Q3         Q4         Annual
                                        ------------------------------------------------------------
Revenue
  Software license fees                $   198     $   234        $   241    $   246       $    919
  Software set-up fees                   1,183       1,577          1,693      1,847          6,300
  Interest & other                          28          27             32         23            110
                                        ------------------------------------------------------------
                                         1,409       1,838          1,966      2,116          7,329

Expenses
  Software development & support           883         976          1,024        405          3,288
  Sales, general & administrative          423         390            473        661          1,947
  Amortization of deferred software
     development costs                      28          28             28         28            112
  Stock-based compensation                  --          --             --         --             --
  Depreciation & amortization               21          22             26         68            137
  Foreign currency loss (gain)              --         383            201        211            795
                                        ------------------------------------------------------------
                                         1,355       1,799          1,752      1,373          6,279

Net income (loss) before taxes              54          39            214        743          1,050

Income taxes                                --          --             --       (630)          (630)
                                        ------------------------------------------------------------
Net income (loss)                      $    54          39        $   214    $ 1,373       $  1,680
                                        ============================================================

Basic earnings per share               $    --     $    --        $  0.02    $  0.10       $   0.12
Diluted earnings per share             $    --     $    --        $  0.02    $  0.10       $   0.12

RESULTS OF OPERATIONS

YEAR ENDED OCTOBER 31, 2004 COMPARED TO THE YEAR ENDED OCTOBER 31, 2003.

REVENUE
Compared to the same period of 2003, total revenue in 2004 increased by 66.5%.

In 2004, Chartwell generated progressively stronger quarterly revenue due primarily to the growing business of existing customers. The average quarterly growth rate was 16.2% in 2004 compared to 13.6% in the year ended October 31, 2003.

Total revenues increased to $12.2 million for the year ended October 31, 2004 compared to $7.3 million for the year ended October 31, 2003. Revenue growth is primarily attributable to the significant growth in recurring software license fees which increased 78.9% to $11.3 million in the year ended October 31, 2004 compared to $6.3 million in the year ended October 31, 2003. Recurring license fees remain the biggest contributor to revenue and represented 92.4% of total revenue in fiscal 2004 compared to 86.0% of total revenue in fiscal 2003.
Looking forward, we expect that recurring license fees as a percentage of revenue will continue to increase.

Set-up fee revenue decreased 13.2% to $798 thousand in the year ended October 31, 2004 compared to $920 thousand in the year ended October 31, 2003. The decrease is primarily attributable to smaller set-up fees from new clients and reflects the impact of the change in revenue recognition policy. We expect to realize $479 thousand of deferred set-up fees as revenue in fiscal 2005.

Interest and other revenues increased 23.1% to $135 thousand in the year ended October 31, 2004 compared to $109 thousand in the year ended October 31, 2003. The increase in short-term investments to $3.3 million in 2004 compared to $1.7 million in 2003 accounted for the increase in interest income.

We anticipate that revenues will continue to increase during our fiscal year 2005, as we enter into new software licensing agreements and as we continue to earn increasing revenues from our installed base of customers.

OPERATING EXPENSES
Compared to the same period of 2003, total operating expenses in 2004 increased by 36.9%.

Total operating expenses increased to $8.6 million in the year ended October 31, 2004 compared to $6.3 million in the year ended October 31, 2003. Overall, the increase in expenses in the current year is largely attributable to the increase in headcount and related infrastructure costs, stock compensation expense and depreciation and amortization.

As a percentage of total revenue, total operating expenses decreased to 70.4% in fiscal 2004 compared to 85.7% in the prior year.

SOFTWARE DEVELOPMENT & SUPPORT

Software development and support costs continue to represent the Company's largest expenditure area. In 2004, software development and support costs increased by 34.3% to $4.4 million compared to $3.3 million in 2003. Costs relating to the development of software are expensed as incurred unless they meet the criteria for deferral and amortization under generally accepting accounting principles. In 2004, the Company deferred costs of $175 thousand compared to $531 thousand in 2003. This deferral had the effect of reducing software development and support costs by the equivalent amount in the respective years. Had the Company not deferred costs in both years, the year over year increase would have been 20.2%. The Company commenced amortizing these costs in the third quarter of 2004.

The Company's product development focus continues to be reflected in its employee demographics as 80% of the total employee population were dedicated to product design, development and support. Salaries and benefits accounted for 82.8% of software development costs in 2004 compared 81.2% in 2003.

As a percentage of revenue, software development and support expenses decreased to 36.2% in 2004 compared to 44.9% in 2003.

Due to the increasing demands for new gaming products and the Company's product development and support initiatives, we anticipate adding technical resources in fiscal 2005 which will result in a corresponding increase in software development expenses.

SALES, GENERAL & ADMINISTRATIVE

SG&A expenses increased by 79.6% to $3.5 million in 2004 compared to $1.9 million in 2003. The increase in 2004 was primarily attributable to increased sales and marketing costs resulting from the opening of the London U.K. sales office and the addition of sales and marketing personnel. Expenses also increased in a number of other areas due to the general growth of the Company and the upgrade of its public listing to the Toronto Stock Exchange from the TSX Venture Exchange.

As a percentage of revenue, SG&A expenses increased slightly in 2004 to 28.7% compared to 26.6% in 2003.

AMORTIZATION OF DEFERRED SOFTWARE DEVELOPEMNT COSTS

Amortization expenses decreased 11.0% to $98 thousand in 2004 compared to $110 thousand in 2003. The expense reflects two quarters of amortization of previously deferred software development costs. The deferred costs will continue to be amortized over an estimated remaining useful life of thirty months.

STOCK BASED COMPENSATION

In 2004, the Company recorded $103 thousand of stock based compensation expense relating to the grant of options to consultants. There was no comparative expense in 2003.

DEPRECIATION & AMORTIZATION

Depreciation and amortization expenses increased 77.9% to $244 thousand from $137 thousand in 2003. The increase reflected additional investment in computer hardware and software. As a percentage of revenue, depreciation and amortization increased to 2.0% in 2004 compared to 1.9% in 2003. It is expected that continued investment in computer hardware and software will be required as the Company continues to grow but depreciation and amortization will remain constant as a percentage of revenue.

FOREIGN CURRENCY LOSSES

Foreign currency losses decreased by 70.7% to $233 thousand compared to $795 thousand in 2003. The currency loss reflects the significant decline in the U.S. dollar compared to its Canadian counterpart. The U.S. dollar exchange rate declined from 1.2993 in November, 2003 to 1.2190 in October, 2004.

INCOME TAXES

Income tax assets relate to the Company's future tax benefits which arise from loss carry forwards and research and development costs. The valuation of tax assets is based on the amount of tax benefits available combined with the determination as to when the tax benefits will be realized and the tax rate in effect at that time. The tax assets are based on Management's best estimates of the timing of the recovery of these assets. At October 31, 2004, the Company recorded an additional future tax asset of $1.0 million. The recognition of this future tax asset and the write off the corresponding asset of $630 thousand from 2003 resulted in a net tax recovery of $415 thousand in 2004. The net recovery is treated as an expense recovery in the current year.

At October 31, 2004 the Company has no valuation allowance remaining and is expected to be taxable in 2005.

NET INCOME

In 2004, net income increased 139.1% to $4.0 million compared to $1.7 million in 2003. Diluted earnings per share increased to $0.24 compared to $0.12. Increased earnings in 2004 are attributable to effectively managing expenses in proportion to revenue as well as a significant reduction in foreign currency losses in 2004.

LIQUIDITY & CAPITAL RESOURCES

OPERATING ACTIVITIES

The Company's principal sources of cash were its cash on hand and cash flow from operations. In 2004, the Company continued to increase its cash position to fund its working capital needs.

In 2004, the Company generated cash flow from operations of $4.2 million compared to $1.4 million in 2003. The increase in cash flow was due primarily to the increase in net income.

Cash at October 31, 2004, including short term investments, increased to $9.3 million from $5.2 million and working capital increased to $10.5 million compared to $6.5 million at October 31, 2003.

FINANCING ACTIVITIES

The Company's financing activities consisted primarily of the issuance of shares resulting from the exercise of stock options. In 2004, the Company realized proceeds of $856 thousand from the exercise of 702 thousand stock options at an average price of $1.22. In 2003, the Company realized proceeds of $152 thousand from the exercise of 145 thousand stock options at an average price of $1.05. There were no other significant financing activities in either year.

In the first quarter of 2005, the Company closed a private placement consisting of 2.4 million common shares which were sold at a price of $4.65 per share for net proceeds of $10.3 million.

INVESTING ACTIVITIES

The Company's investing activities consist primarily of the purchase of short term investments and property and equipment which included computers and software for internal use and furniture, fixtures and telecommunications technology relating to the relocation of the Company's office. In 2004, the Company's net use of funds for investing purposes was $2.4 million compared net proceeds of $730 thousand in 2003. The negative cash position from investing activities was primarily attributable to the purchase of $1.6 million in short term investments and $604 thousand of property and equipment.

We do not know of any trends, demands, commitments, events or uncertainty that will result in, or that are reasonably likely to result in, our liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in our liquidity are determined by the success or failure of our software operations.


YEAR ENDED OCTOBER 31, 2003 COMPARED TO THE YEAR ENDED OCTOBER 31, 2002

REVENUE
Compared to the same period of 2002, total revenue in 2003 increased by 90.6%.

Total revenue increased by $3.5 million to $7.3 million for the year ended October 31, 2003 compared to $3.8 million for the year ended October 31, 2002. All of the Company's revenue was billed in U.S. dollars. As a result of the continued strengthening of the Canadian dollar compared to its U.S. counterpart, the amount of operating revenue reported in fiscal 2003 was approximately $600 thousand lower than would have been reported if the average exchange rate would have remained at historical levels.

Revenue growth occurred in both set up fees and license fees. Recurring license fees increased 138.0% to $6.3 million from $2.6 million in 2002. This increase was attributable to the strong quarter over quarter revenue growth within our installed base of clients. License fees represented 86.0% of total revenue in 2003, up from 68.8% in 2002.

Interest and other revenues for the fiscal year ended October 31, 2003 were $109 thousand compared to $302 thousand in 2002, a decrease of 63.8%. The decrease was due to a reduction in earned interest resulting from a decrease in short term investments of $1.4M.


OPERATING EXPENSES
Compared to the same period in 2002, operating expenses in 2003 grew by 21.5%.

The Company's expenses are classified into four categories: software development and support, general and administrative, depreciation and amortization and foreign currency losses.

In fiscal 2003, total operating expenses increased to $6.3million from $5.2 million in 2002. This increase is due solely to an increase in software development and support expenses and foreign currency losses of $795 thousand.

SOFTWARE DEVELOPMENT & SUPPORT

Software development and support was the Company's largest expenditure area in 2003. In fiscal 2003, expenses increased by $600 thousand to $3.3 million from $2.7million in 2002. In 2003, the Company deferred $531 thousand of costs relating to the development of the Company's Community Poker product. Management estimated that the appropriate amortization period would be three years and that amortization would commence in 2004 with commercial availability of the product. There was no deferral of costs in 2002.

In 2003, 75% of the total employee population was dedicated to product design, development and support and the corresponding salaries and benefits accounted for 93.0% of software development costs in 2003 compared to 81.2% in 2002.

As a percentage of operating revenue, software development expenses decreased to 44.9% from 68.9% in 2002.

SALES, GENERAL & ADMINISTRATIVE

SG&A expenses include salaries, benefits and expenses of corporate personnel in addition to all sales, marketing, and business development expenses.

In fiscal 2003, SG&A expenses decreased by $438 thousand to $1.9 million from $2.4million in 2002. The decrease was due primarily to a reduction in contract termination expenses of $220 thousand and lower consulting fees.

As a percentage of operating revenue, SG&A expenses decreased to 26.6% in 2003 compared to 62.1% in 2002.

DEPRECIATION & AMORTIZATION

Amortization expense remained constant at $110 thousand in 2003. Costs related to the acquisition of Gateway Technology Inc. were fully amortized in the year. In fiscal 2003, depreciation expense increased by 27.1% to $137 thousand. The increase is due to the Company's purchase of $208 thousand of computer systems.

FOREIGN CURRENCY (GAINS) LOSSES

In 2003, the Company incurred $795 thousand of foreign currency losses compared to a foreign currency gain of $86 thousand in 2002. All of the Company's revenue is received in U.S. dollars and the Company did not have any hedging programs to mitigate the risk of downward fluctuations in the U.S. dollar. As a result of the significant decline in the U.S dollar relative to its Canadian counterpart the Company realized a significant foreign currency loss.

NET INCOME (LOSS)

In 2003, net income increased to $1.7 million from a net loss of $1.3million in 2002. This was due to the combination of a significantly larger growth in revenues (90.6%) than in expenses (21.5%) and the positive effect of the future income tax recovery of $630 thousand on current income.

Earnings per share, fully diluted, for the year ended October 31, 2003 were $0.12 compared to a loss per share, fully diluted, of $0.10 for the preceding year.

LIQUIDITY & CAPITAL RESOURCES

OPERATING ACTIVITIES

The Company's principal sources of capital are its cash on hand and cash flow from operations.

In 2003, the Company generated cash flow from operations of $1.4 million compared to a utilization of $1.2 million in 2002. The improved cash flow was due primarily to net income in 2003.

At October 31, 2003, the Company had cash, cash equivalents and short term investments of $5.2 million compared to $4.9 million at the end of 2002.
Accounts receivable increased to $2.0 million from $1.1 million in 2002. A significant portion of the receivables were collected in the first quarter of 2004. There was no significant change in accounts payable and accrued liabilities in 2003 compared to 2002.

Deferred revenue at October 31, 2003 was $1.7 million compared to $1.3 million at October 31, 2002. Deferred revenue is attributable to set-up fees which are recorded as revenue ratably over the term of the software licensing agreement, typically three to five years.

FINANCING ACTIVITIES

In 2003, the Company generated proceeds of $152 thousand from the exercise of 145 thousand stock options compared to proceeds of $121 thousand in 2002. There were no other significant financing activities.

INVESTING ACTIVITIES

In 2003, the Company's net proceeds from investing activities were $730 thousand compared to $71 thousand in 2002. The positive cash position was attributable to proceeds of $1.5 million from the sale of short term investments. Investment in new capital assets totaled $208 thousand, compared to $97 thousand in 2002 and deferred development costs totaled $531 thousand. There was no deferral in 2002.

Related Party Transactions

SG&A expenses for the year ended October 31, 2004 include legal fees of $60 thousand and consulting fees of $165 thousand paid to certain officers of the Company in the normal course of business. Amounts due from related parties of $179 thousand consist of amounts due from certain Company officers and directors. Of these amounts, $30 thousand is non-interest bearing, unsecured and with no set terms of repayment. The remaining $149 thousand bears 6% interest, is secured by 189 thousand common shares of the Company and has no set terms of repayment.

Critical Accounting Policies and Estimates

Significant accounting policies and methods used in the preparation of the Company's financial statements are described in note 1 to the financial statements of the Company for the year ended October 31, 2004.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Areas of significant estimates include the recoverability of deferred software development costs, amortization periods for property and equipment, provision for doubtful accounts, the realization of future tax assets, deferred set-up fee expenses and stock based compensation. Actual results could differ from management's best estimates and underlying assumptions as additional information becomes available in the future.

Deferred Software Development Costs

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accounting principles. The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company's intent to market the software and the existence of adequate resources to complete the project. In the year ended October 31, 2004 the Company deferred $175 thousand of software development costs which will be amortized over an estimated useful life of three years commencing in the third quarter of 2004.

Revenue Recognition

The Company enters into contractual agreements with licensees that provide for the provision of graphics, web design and software implementation services, the licensing of software, and the provision of unspecified software upgrades over the fixed term of the contract. Revenue under such contractual arrangements is not recognized before there exists persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed and determinable, and the collectibility of outstanding amounts is considered probable. The Company considers persuasive evidence to exist when a formal contract or purchase order is signed. Delivery occurs over the term of the arrangement as described further below. The Company considers a fee to be fixed and determinable when it is for a measurable amount and receivable over a period not to exceed twelve months. Finally, the Company assesses collectibility relative to customer payment histories, credit checks, the nature of the customer and other relevant information. As the Company's contractual arrangements provide for the delivery of multiple elements, the Company evaluates whether vendor-specific objective evidence ("VSOE") exists to allow for the allocation of the arrangement fee between the undelivered elements and the delivered elements for revenue recognition purposes. To date, as the period provided for in contractual arrangements for the provision of unspecified upgrades is consistent with the license period, the Company has not been able to identify VSOE and allocate revenue between delivered and undelivered elements. Accordingly, set-up fees are recognized ratably over the term of the contract, commencing upon completed delivery of the implementation and integration services. License fees, which are contingent upon customer usage, are recognized on an accrual basis as earned over the life of the contract.

Direct and incremental costs incurred with respect to the set-up contractual arrangements have been deferred as deferred set-up expense and are recognized ratably over the term of the contract consistent with that for the related revenue recognition.

Accounts Receivable

The Company carries its accounts receivable at cost less a reserve for unrealized foreign exchange losses and less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts. The allowance is based on the circumstances of each customer relationship together with an assessment of the history of past write-offs and collections. The allowance for doubtful accounts generally relates to unpaid license fees including amounts that may be owed under minimum license obligations pursuant to the Company's license agreements.

Goodwill

The valuation of goodwill is based on the value of the reporting unit to which goodwill is attributed. To the extent that the valuation exceeds the net book value of the related reporting unit, no write-down is necessary. Goodwill is tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired.

Accounting Policy to be Adopted - Stock-based Compensation

Effective November 1, 2004, the Company has elected to retroactively adopt, without restatement, the new Canadian accounting standards for stock based compensation to employees. In accordance with these standards, the Company recognizes, at the grant date, the compensation costs of stock options granted to employees and directors, measured at fair value and expensed over the period of the employee related service, with a corresponding increase to contributed surplus. Upon the exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The Company will record a retroactive adjustment of $431 thousand representing the estimated value of stock options issued to employees in 2003 and 2004 which will be charged to deficit and credited to contributed surplus on November 1, 2004.

Future Income Taxes

Income tax assets relate to the Company's future tax benefits which arise from loss carry forwards and research and development costs. The valuation of tax assets is based on the amount of tax benefits available combined with the determination as to when the tax benefits will be realized and the tax rate in effect at that time. At October 31, 2004 the Company had $1,044,964 of available Canadian tax benefits to be utilized in future years should the Company remain profitable. The tax assets are based on Managements' best estimates of the timing of the recovery of these assets.

Risks and Uncertainties

Chartwell  operates in a rapidly  changing  environment  that involves  numerous risks and uncertainties, many of which are beyond our control and which could have a material affect on our business, revenue, operating results and financial condition. The following discussion highlights some of these risks and uncertainties.

Government Regulation

Our licensees are subject to applicable laws in the jurisdictions in which they operate. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and /or are in the process of considering legislation to regulate Internet gaming. As companies and consumers involved in Internet gaming are located around the world, including our licensees and their players, there is uncertainty regarding the future legislative landscape for Internet gaming. There is a risk that proposed legislation supporting Internet gaming may not be passed or existing legislation supporting Internet gaming may be changed. Changes to the regulatory framework could have an adverse material affect on the Company's revenue and financial condition.

Competition

Some of the Company's competitors have significantly greater financial, technical and marketing and sales resources and they may be able to respond more quickly to changes in customer needs. In addition, these competitors may be able devote a greater number of resources to the enhancement, promotion and sale of their games and gaming systems. Our success is dependant on our ability to win our share of sales against these larger competitors. Failure to do so could result in an adverse material effect on the Company's revenue, results of operation and financial condition.

Dependence on Market Growth

The online gaming market has experienced and is expected to continue to experience significant growth. There can be no assurance that the, market for the Company's gaming solutions will continue to grow, that customers will continue to adopt the Company's solutions, or that the Company will be successful in selling into new and existing markets. If the market in which the Company's products compete fail to grow, or grow more slowly that the Company currently anticipates, the Company's business, operating results and financial condition could be materially adversely affected.

Renewal of Software License Agreements

Substantially all of the Company's revenue is of a recurring nature in the form of software license fees. Licensees pay an ongoing fee for the licensing and support of the Company's software under a software licensing agreement, which typically has a three to five year term. The license fee, or royalty, is calculated as a percentage of each licensee's level of activity. There is no assurance that the company will be able to renew agreements with existing clients or that the Company will be able to renew agreements under similar financial and other terms. Failure to renew agreements or failure to renew agreements under similar financial and other terms could have a significant adverse effect on the Company's revenue, operating results and financial condition.

Failure to Manage Growth Successfully

The company's business has grown rapidly in the last three years. The accelerated growth of the Company's revenue places a strain on managerial and financial resources. In addition, the Company's recent expansion has resulted in a substantial growth in the number of its employees, the scope of its infrastructure and the geographic area of its operation, resulting in increased responsibility for existing and new management personnel. The Company's ability to successfully manage this growth depends in large part upon our ability to:

     o    retain and attract qualified management

     o attract and retrain technical personnel to continue to develop reliable solutions that respond to evolving customer needs and;

     o    retrain,  attract and train sales and marketing personnel to create an
          expanding  presence  in  the  rapidly  growing   marketplace  for  the
          Company's products.

Chartwell's inability to achieve any of these objectives could harm the Company's business, financial condition and operating results.

Dependence on Key Personnel

The success of the Company is largely dependant on the performance of its key management and technical personnel. Competition for highly skilled technical and management personnel is intense. Failure to retain key employees and to attract and retain additional key employees with the necessary skills could have an adverse material effect upon the Company's growth and profitability.

Lengthy Sales Cycle

The Company's sales cycle, beginning with an interested customer and culminating in entering into a commercial agreement with the customer, typically ranges from 6 to 12 months and may be longer. This lengthy sales cycle limits the Company's ability to forecast the timing of new sales in a specific quarter. Any extension in the length of the sales cycle could have a material adverse effect on revenues and financial condition.

Risks Associated with Currency Fluctuations

The majority of the Company's revenue is realized in foreign currencies, while the majority of the Company's expenses are incurred in Canadian dollars.
Fluctuations in the exchange rate between the Canadian dollar and other currencies, particularly the U.S. dollar, may have a material adverse affect on the Company's operating results and financial condition

Critical Accounting Policies & Estimates

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

Research and Development, Patents and Licenses

The Company's policy is to continuously perform research and development on new products or versions of products. We also research new technologies that relate to our products and use them to improve our products where appropriate. The Company utilizes a licensing model with its customers, which provides protection from unauthorized use. Our source code is not made available to licensees and we utilize various security measures to prevent any unauthorized copying or viewing of our source code. Research and development expenditures are included as "Software Development" in our financial statements and are fully expensed in the periods they are incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.

OUTLOOK

Fiscal 2004 was a year of significant growth and profitability for Chartwell. The Company concluded the year with a 66.5% growth in revenue, achieved profitability in four successive quarters and generated $0.24 in earnings per diluted share and cash flow of $2.5 million. Profitability was achieved without sacrificing or minimizing our product and business development initiatives.

During 2004, the Company continued to invest in product development, sales and marketing and infrastructure to support the growth of the business. These initiatives continue to drive significant revenue opportunities within the installed base and in new vertical markets. The rollout of the Company's community based products, planned for the third quarter of 2005, mobile and kiosk games will provide additional sources of revenue that did not exist in 2004. In addition, the Company's significant corporate business development presence in Europe will continue to drive more sales opportunities and extend our marketing capabilities.

In fiscal 2005 the Company will continue to expand its international customer base of brand name licensees by providing products that are market driven and provide incremental revenue for our clients and accordingly for Chartwell.

     B.   Liquidity and capital resources.

See Item 5.A.

     C.   Research and development, patents and licenses, etc.

The Company's policy is to continuously perform research and development to develop new products or versions of products. We also research new technologies that relate to our products and use them to improve our products where appropriate. The Company does not patent its products or technologies but utilizes a licensing model with its customers, which provides protection from unauthorized use. Our source code is not made available to licensees and we utilize various security measures to prevent any unauthorized copying or viewing of our source code. Research and development expenditures are included as "Software Development" in our financial statements and are fully expensed in the periods they are incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. For fiscal 2004 these expenditures amounted to $4,417,981, for fiscal 2003 these expenditures amounted to $3,288,164 and for fiscal 2002 expenditures were $2,648,223.

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

     E.   Off balance sheet arrangements.

The Company has no off balance sheet arrangements.

     F.   Tabular disclosure of contractual obligations.

The following table lists as of October 31, 2004 information with respect to our material contractual obligations.

                                                                       Payments due by period
Contractual Obligations                               Total         Less       1- 3 years    3 - 5 years   More than
                                                                    than 1                                 5 years
                                                                    year
                                                        $              $           $             $            $
Long-Term Debt Obligations                                -             -           -              -            -
Capital (Finance) Lease Obligations                  41,684        17,249       24,435             -            -
Operating Lease Obligations                       1,724,072       376,967      706,035       616,362       24,708
Purchase Obligations                                      -             -            -             -            -
Other Long-Term Liabilities Reflected on the              -             -            -             -            -
Company's Balance Sheet under the GAAP of the
primary financial statements

Total                                             1,765,756       394,216      730,470       616,362       24,708



1. Capital leases were incurred to purchase office equipment. There was one lease outstanding at October 31, 2004 with monthly principal and interest payments of $1,437.41 and termination date of August, 2005.

2. Operating lease obligations were incurred to lease facilities in Vancouver and Calgary, Canada and London, U.K.


--------------------------------------------------------------------------------
Location                                 Lease Expiry           Total Payments
--------------------------------------------------------------------------------
Chartwell House                          November, 2009         $1,507,230
750 -  11th Street SW, Suite 400
Calgary, Alberta, Canada, T2P 3N7
--------------------------------------------------------------------------------
1166 Albirni Street, Suite 1400          December, 2008         $   81,922
Vancouver, BC, Canada, V6E 3Z3
--------------------------------------------------------------------------------
Chartwell Games Corp.                    November, 2009         $   134,920
8 The Square, Stockley park
Heathrow, Uxbridge, England U.K.
--------------------------------------------------------------------------------

     G.   Safe harbour.

Certain statements contained in the foregoing Results of Operations and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth in the Item 3.D. above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.   Directors and senior management.

All of our directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles. The Registrant's last annual regular general meeting was held on March 22, 2005. Our executive officers are appointed by and serve at the pleasure of the Board of Directors.

As at March 31, 2005, the following are the names and municipalities of residence of our directors and officers, their positions and offices and their principal occupations during the last five years.

---------------------------------------------------------------------------------------------------------
Name and               Office held with the    Principal Occupation
Municipality of        Company
Residence
---------------------------------------------------------------------------------------------------------
Darold H. Parken**     President, Chief        President and Chief Executive Officer of the Company.
Calgary, AB            Executive Officer and   Prior thereto, Barrister & Solicitor, Parken & Company
                       Director since          since February, 1989.  Prior thereto, partner with Burnet,
                       October 26, 1994        Duckworth & Palmer, Barristers and Solicitors.
---------------------------------------------------------------------------------------------------------
Rene G. Carrier*       Director since June     President, Euro American Capital Corporation Inc. (a
Vancouver, BC          27, 1991                private investment company).  Prior thereto, Vice
                                               President of Pacific International Securities Inc. (a
                                               brokerage firm) from 1982 to 1991.
---------------------------------------------------------------------------------------------------------
Darcy E. Krogh**       Vice President,         Vice President, Business Development of the Company.
Vancouver, BC          Business Development    Prior thereto, stock broker with several Canadian
                       and Director since      investment dealers for 18 years.
                       June 7, 1999
---------------------------------------------------------------------------------------------------------
Donald Gleason         Vice President,         Vice President, Operations and Chief Financial Officer of
Calgary, AB            Operations, Chief       the Company.  Prior thereto, Chief Financial Officer of
                       Financial Officer       Agrimax Ltd., Agrimax Corporation and AGX Sulphur Ltd.
                       since June 9, 2003      from May 2002 to May 2003.  Prior thereto, Chief Financial
                                               Officer of EFA Software Services Ltd.
---------------------------------------------------------------------------------------------------------
David V. Acorn         Vice President,         Vice President, Client and Product Management of the
Calgary, AB            Client and Product      Company.  Prior thereto, proprietor of eZ solutions (an
                       Management since June   Internet and e-commerce application development company)
                       15, 1999.               from May 1995 to June 1999.
---------------------------------------------------------------------------------------------------------
Roderick A. Ferguson*  Director since July     Partner,  Fasken  Martineau  DuMoulin LLP,  Barristers  and
Calgary, AB            10, 2001.               Solicitors  since  2004.  Prior  thereto,  Partner,  Heenan
                                               Blaikie LLP, Barristers and Solicitors since 2001 and prior thereto, Partner, Burnet Duckworth & Palmer, Barristers
                                               and Solicitors.
---------------------------------------------------------------------------------------------------------
Andrew Smith           Vice President,         Vice  President,  Software  Development and Chief Technical
Calgary, AB            Software Development    Officer.  Prior  thereto,  Senior  Software  Architect  and
                       and Chief Technical     Project  Manager  for  Burnt  Sand   Solutions,   a  public
                       Officer since July      e-business solutions integration firm.
                       10, 2000
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Name and               Office held with the    Principal Occupation
Municipality of        Company
Residence
---------------------------------------------------------------------------------------------------------

Peter H. Kinash*       Director since March    CFO of Guest-Tek  Interactive  Entertainment Inc. from July
Calgary, AB            23, 2004.               12,  2004 to  August  31,  2004.  From  September,  2001 to
                                               present, consultant and advisor on financial matters to emerging and established technology companies, including serving as part-time CFO of Replicon Inc. from November, 2002 to present.
                                               Prior thereto, CFO to Wi-LAN Inc. from January, 2000 to August,
                                               2001 and Partner with KPMG LLP from September 1990 to January,
                                               2000.
---------------------------------------------------------------------------------------------------------
Terence Shaunessy      Director since March    President,  Shaunessy & Co.  Ltd.,  Investment  Counsel and
Calgary, AB            22, 2005.               Portfolio  Management  since  2001,  prior  thereto,   Vice
                                               President, Institutions, HSBC Asset Management since 1999, prior thereto, President and Managing Director, Gordon Capital
                                               Corp.
---------------------------------------------------------------------------------------------------------
Notes:
*   Audit Committee Member
**  Compensation Committee Member


The following provides a brief biographical description of the officers and senior management of the Company:

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

Darcy E. Krogh, B.A.
Vice President, Business Development
Mr. Krogh joined Chartwell's board and management team in June, 1999. His responsibilities include strategic planning, corporate finance, expanding operations, mergers and acquisitions. Mr. Krogh has experience as an investment advisor and stock broker. Prior to joining Chartwell, Mr. Krogh was a stock broker for 18 years with several Canadian investment dealers.

David V. Acorn
Vice President, Client and Product Management
Mr. Acorn received his Honours diploma in Internet Object Oriented Software Engineering from the Southern Alberta Institute of Technology. He has an extensive background in Internet and e-commerce development and design. Mr. Acorn has management experience in the Information Technology industry, specializing in Web development and owning and operating his own Web development company from 1995 to 1999. His responsibilities in the Company include the management of software, graphics and Web strategies. He leads a team of programmers, designers and artists responsible for the development of the Company's products and services.

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

We grant stock options to directors, executive officers and employees. See "Item 6.E - Share Ownership - Stock Option Plan".

Executive Officers

The following table sets forth certain information regarding the compensation paid to Chartwell's Chief Executive Officer and the other executive officers of Chartwell who had total annual salary and bonus exceeding $100,000 for the fiscal year ended October 31, 2004 (collectively, the "Named Executive Officers").

                                         Compensation Summary Table
                                                 Annual                                    Long-Term
Name and Principal           Year         Salary        Bonus         Other            Stock      All Other
Occupation                                                                            Options
                                                                                      Granted
Darold H. Parken(1)          2004        $105,000       $2,000         nil              nil          nil
President and Chief          2003        $105,000       $2,000         nil              nil          nil
Executive Officer            2002        $105,000       $2,000         nil              nil          nil

Darcy E. Krogh, Vice         2004        $165,000       $2,000         nil              nil          nil
President, Business          2003        $165,000       $2,000         nil              nil          nil
Development                  2002        $165,000       $2,000         nil              nil          nil

Donald Gleason, Chief        2004        $122,000       $2,000         nil              nil          nil
Financial Officer &          2003        $ 68,625       $2,000         nil            100,000        nil
V.P. Operations

David Acorn, Vice            2004        $125,000       $2,000         nil              nil          nil
President Client and         2003        $118,750       $2,000         nil              nil          nil
Product Management           2002        $100,000       $ 500          nil              nil          nil

Andrew Smith, Vice           2004        $150,000       $2,000         nil              nil          nil
President Software           2003        $142,708       $2,000         nil              nil          nil
Development & CTO            2002        $125,000       $2,000         nil              nil          nil

Notes:
(1) A law firm in which Mr. Parken is principal received fees and disbursements for legal services of $60,000 during the last completed fiscal year, $60,000 in fiscal 2003 and $60,000 in fiscal 2002.

Options Exercised and Granted During the Fiscal Year Ended October 31, 2004

The following Named Executive Officers exercised options during the year ended Octobers 31, 2004


    Name            Number of Stock Options      Price         Date of Exercise
                         Exercised
--------------------------------------------------------------------------------
Darcy E. Krogh           100,000                 $1.06         March 22, 2004
Andrew Smith               5,000                 $1.06        September 4, 2004
David V. Acorn             9,400                 $1.17        October 29, 2004


Termination of Employment, Changes in Responsibility and Employment Contracts

Chartwell has no compensatory plan or arrangement in respect of compensation received or that may be received by any Named Executive Officer in Chartwell's most recently completed or current fiscal year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Aggregate cash compensation paid to directors and senior management for fiscal 2004 was $711,500.

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

None of our directors or executive officers received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all directors and executive officers, as a group, did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of group compensation.

Except as set out above, we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

     C.   Board practices.

Members of the Board of Directors are elected by the holders of our Shares to represent the interests of all shareholders. The Board of Directors meets quarterly to review significant developments affecting the Registrant and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself.

The only standing committees of our Board of Directors are the Audit Committee, the Governance and Compliance Committee and the Compensation Committee.

Audit Committee

The Audit Committee of the Registrant's Board of Directors currently consists of the following directors:

     o    Rene Carrier
     o    Rod Ferguson
     o    Peter Kinash

The functions of the Audit Committee include the review and recommendation to the Board of Directors of the annual and interim financial statements and related management's discussion and analysis of results. The Audit Committee has Fdirect communication channels with internal personnel responsible for financial statement preparation and with the Company's auditors. The Committee also meets with the auditors independent of Management. Additional responsibilities include monitoring the audit function, recommending the appointment of auditors, reviewing and approving all non-audit services provided by the auditors to Company, reviewing any auditors' reports to Management, and reviewing internal controls and procedures relating to financial reporting and compliance with material policies and laws.

Compensation Committee

The Compensation Committee of the Board of Directors currently consists of the following directors:

     o    Darold H. Parken
     o    Darcy Krogh

The Compensation Committee is responsible for reviewing, on an annual basis, The Company's compensation policies, practices and overall compensation philosophy, including the granting of stock options to employees and the adequacy and form of Directors' compensation. The Committee also discusses personnel and human resources matters including recruitment and development and reviews and approves all salary increases, with the exception of increases for certain members of senior management.

None of our directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Registrant.

Governance and Compliance Committee

     o The Company has recently established a Governance and Compliance Committee. The mandate of the Committee is to review the Company's corporate governance practices and provide reports and recommendations to the Board.

The Governance and Compliance Committee of the Board of Directors currently consists of the following directors:

     o    Roderick A. Ferguson
     o    Peter H. Kinash

Disclosure Committee

The Disclosure Committee of the Board of Directors currently consists of the following directors:

     o    Darold H. Parken
     o    Darcy Krogh
     o    Roderick A. Ferguson

The mandate of the Disclosure Committee is as set out below.

     o    Determination of material information
     o    Establishing primary principles of disclosure policy
     o    Designation of Company spokespersons

     o    Establishing and monitoring timing and procedures for disclosure
     o    Review of Chartwell website content
     o Establishing and monitoring rules of communications with financial analysts and investors
     o    Approving forward looking information release
     o    Approving earnings guidance information
     o    Reviewing analysts' reports or models
     o    Responding to market rumors
     o    Maintaining confidentiality and restrictions on trading

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

     D.   Employees.

The Company had 93 employees and contractors as at March 31, 2005 in the following departments:

     o    Software Development, Product Development and Client Support: 76
     o    Sales: 4
     o    General Administration: 7
     o    Management: 6

Of the total of 93 employees and contractors, 89 are based in Canada and 4 are based in London, U.K.

Our employees are not members of any labor union or organization.

     E.   Share ownership.

Beneficial Ownership of Directors and Senior Management

The following table lists, as of March 31, 2005, Directors and Senior Management of the Company who beneficially owned our voting securities and any amount of our voting securities owned by the Directors and Senior Management as a group, based on 18,647,089 common shares outstanding at March 31, 2005.

                                                   Amount of Beneficial       Percent of
Title of Class       Name of Beneficial Owner            Ownership              Class
----------------     ------------------------      --------------------       ----------
Common               Darold H. Parken (1)                  838,100                 4.49%
Common               Darcy E. Krogh (2)                     35,000                 0.18%
Common               Rene G. Carrier                        74,500                 0.39%
Common               David V. Acorn (3)                      9,400                 0.05%
Common               Roderick A. Ferguson (4)               15,000                 0.08%
Common               Andrew Smith (5)                          nil                 0.00%

                                                   Amount of Beneficial       Percent of
Title of Class       Name of Beneficial Owner            Ownership              Class
----------------     ------------------------      --------------------       ----------

Common               Donald Gleason (6)                     21,333                 0.11%
Common               Lee Richardson (7)                        nil                 0.00%
Common               Peter Kinash (8)                          nil                 0.00%
Common               Terence Shaunessy                        5,000                0.02%

1)   Includes options (exercisable within 60 days of March 31, 2005) to purchase
     250,000 common shares at a price of $1.06 per share, expiring September 17, 2005; and options to purchase 300,000 common shares at a price of $1.06 per share, expiring April 22, 2006.

2)   Includes options (exercisable within 60 days of March 31, 2005) to purchase
     100,000 common shares at a price of $1.06 per share, expiring September 17, 2005.

3)   Includes options (exercisable within 60 days of March 31, 2005) to purchase
     40,600 common shares at a price of $1.06 per share, expiring June 6, 2005 and options to purchase 33,333 common shares at a price of $1.05 per share, expiring June 4, 2008.

4)   Includes options (exercisable within 60 days of March 31, 2005) to purchase
     35,000 common shares at a price of $1.63 per share, expiring April 18, 2007.

5)   Includes options (exercisable within 60 days of March 31, 2005) to purchase
     55,000 common shares at a price of $1.06 per share, expiring July 10, 2005;
     and options to purchase 50,000 common shares at a price of $2.00 per share, expiring September 5, 2006.

6)   Includes options (exercisable within 60 days of March 31, 2005) to purchase
     33,333 common shares at a price of $1.05 per share, expiring June 5, 2005.

7)   Includes options (exercisable within 60 days of March 31, 2005) to purchase
     66,667 common shares at a price of $2.58, expiring February 28, 2009.

8)   Includes options (exercisable within 60 days of March 31, 2005) to purchase
     16,666 common shares at a price of $3.00, expiring March 22, 2009.


Stock Option Plan

Stock Options to purchase securities from the Registrant are granted to Directors, Officers, employees and consultants of the Registrant on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange ("the TSX"). The Stock Option Plan approved by the Shareholders of the Company on July 31, 2000 was repealed and replaced by a new Stock Option Plan which was approved by our shareholders at an Annual General Meeting held on April 28, 2004. Options under the Stock Option Plan are granted by the Compensation Committee of the Board of Directors.

Under the Stock Option Plan, stock options for up to 3,264,000 common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 10% of the total issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

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


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.   Major shareholders.

We are currently a publicly-held corporation, with our common shares held by residents of Canada, the United States and other countries. To the best of our knowledge, we are not controlled, directly or indirectly, by another corporation or any government, as at March 31, 2005. Except as otherwise set forth below, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of our common shares, the only class of securities with voting rights.

--------------------------------------------------------------------------------------------
Identity of Persons or Group         Number of Common Shares Owned       Percentage of Class
Oak Bay Investments                            1,000,000                        5.36%
--------------------------------------------------------------------------------------------

The major shareholders do not have different voting rights than other holders of our common shares, and there are no arrangements, known to us which may at a subsequent date result in a change in control of the corporation.

     B.   Related party transactions.

Except for the ownership of our securities and the compensation described herein, none of our directors, executive officers, holders of ten percent of our outstanding Shares, or any associate or affiliate of such person, have, to our knowledge, had a material interest, direct or indirect, during the three fiscal years ended October 31, 2002, 2003 and 2004, or in any proposed transaction which may materially affect us.

Steven Latham, a former director of Chartwell, owes the company $29,907 without interest on a demand note. This loan is payable upon demand. This arrangement is not on similar terms as arrangements we would otherwise negotiate with unrelated third parties. The loans to Stephen Latham were grabted in April, 1998 and June, 1999.

Darold  Parken,  a director  and the  President of  Chartwell,  owes the company
$151,235 as of January 31, 2005. Interest on the promissory note issued with respect to Company stock options that he exercised is set at 6% annually. This loan is payable upon demand. This arrangement is not on similar terms as arrangements we would otherwise negotiate with unrelated third parties. The loan to Darold Parken was granted in April, 2001.Interests of experts and counsel.

Not applicable.

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

     B.   Significant changes.

On December 7, 2004 the Company closed a private placement consisting of 2, 365,592 common shares which were sold at a price of $4.65 per share for net proceeds of approximately $10.3 million before underwriter expenses and related Company legal expenses. The underwriters were granted 141,936 compensation options exercisable at an exercise price of $5.10 per common share for a period of 18 months from the date of the closing of the private placement. All of the securities sold pursuant to the private placement are subject to a four month hold period. Net proceeds of the financing will be used for general corporate purposes.

There have been no other significant subsequent events since October 31, 2004 to the date of this Annual Report.

ITEM 9. THE OFFER AND LISTING

     A.   Offer and listing details.

Our Common Shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "CWH:TSX" The following tables set forth the reported high and low closing bid prices of the Corporation's Common Shares on the designated exchanges for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and (c) for the last six months ending March 31, 2004.

                                       TSX

Fiscal Year ended October 31               High                    Low
----------------------------               ----                    ---

                2000                       7.50                    1.50
                2001                       2.60                    0.75
                2002                       2.05                    0.67
                2003                       1.80                    0.71
                2004                       4.36                    1.60



Quarter Ended                              High                    Low
-------------                              ----                    ---

October 31, 2004                           4.36                    3.37
July 31, 2004                              3.75                    3.07
April 30, 2004                             3.95                    2.45
January 31, 2004                           2.45                    1.60
October 31, 2003                           1.80                    0.99
July 31, 2003                              1.25                    0.95
April 30, 2003                             1.40                    0.90
January 31, 2003                           1.15                    0.71



Month                                      High                    Low
-----                                      ----                    ---

March, 2005                                9.25                    8.72
February, 2005                             9.35                    7.00
January, 2005                              6.90                    5.97
December, 2004                             6.70                    4.90
November, 2004                             5.40                    4.25
October, 2004                              4.36                    3.70

The closing price of our Common Shares on March 31, 2005 was $8.75 on the TSX.

     B.   Plan of distribution.

Not applicable.

     C.   Markets.

Our Common Shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "CWH:TSX."

     D.   Selling shareholders.

Not applicable.

     E.   Dilution.

Not applicable.

     F.   Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     A.   Share Capital.

Not applicable.

     B.   Memorandum and articles of association.

Purposes

We are a corporation continued from British Columbia to Alberta under the Business Corporations Act (Alberta) on December 18, 1995. There are no restrictions on the business which we may carry on. The Corporation's objectives and purposes are not described in its Articles of Continuance or constating documents. The Corporation is governed by the Business Corporations Act (Alberta), (the "Act"). Under the Act the Corporation is not required to define or state its objectives and purposes, rather, it is granted an unrestricted right to carry on business.

Conflicts
---------

Pursuant to the Corporation's Articles, a director or officer who is a party to a material contract or proposed material contract, or who has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation or a subsidiary must disclose such interest. Subject to the provisions of the Act, a director will not by reason only of his office be accountable to the Corporation or to the Corporation's shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction will not be void or voidable by reason only of the director's interest therein, of the Corporation provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction. Under the Act, such a director must not vote on any resolution to approve the contract unless the contract is:

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

Quorum
------

The quorum for the transaction of business at any meeting of its board of directors must consist of a majority of the directors holding office or such greater number of directors as the Corporation's board determines.

Borrowing Powers
----------------

Pursuant to the Corporation's Articles of Continuance dated December 18, 1995, its directors may without the authorization of its shareholders, (a) borrow money on in such manner and amount, on such security, from such sources and upon such terms and conditions as they see fit; (b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Corporation or any other person; (c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking or on the whole or any part of the property and assets of the Corporation, both present and future; and (d) give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security, or otherwise. The Corporation's directors may also, by resolution, delegate the borrowing powers referred to above to one of its directors, a committee of directors or one of its officers.

Directors' Qualifications
-------------------------

Pursuant to the Act, the Corporation's directors must be at least 18 years of age and are not required to hold shares issued by the Corporation.

The Corporation's Articles of Continuance provide that the Board of Directors shall consist of a minimum of three and a maximum of six Directors. The Board of Directors may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the corporation.

Common Shares
-------------

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

Amendment of Articles
---------------------

Under the Act, the Corporation's directors, or shareholders who are entitled to vote at its annual meeting of shareholders, may make a proposal to amend its Articles of Incorporation. A resolution to amend its Articles of Incorporation must be passed by a majority of not less than two-thirds of the votes cast by the Corporation's shareholders who vote in respect of the resolution. In certain cases, where they are affected differently from other shareholders, a class or series of shares will be entitled to a separate vote on a proposal to amend the Corporation's Articles.

Annual Meeting
--------------

The Corporation's directors must call an annual meeting of shareholders no later than 15 months after its last preceding annual meeting of shareholders, and may at any time call a special meeting of shareholders. A notice of the time and place of a meeting of shareholders must be sent not less than 21 days and not more than 50 days before the meeting and must be sent to each shareholder who is entitled to vote, to each director and to its auditor.

The Corporation's directors may fix a date, that is not less than 21 days and not more than 50 days before the meeting, as a record date for the determination of the shareholders entitled to notice of the meeting. If a record date is not fixed, the record date must be the close of business on the date immediately preceding the date on which notice is given, or if notice is not given, the date on which the meeting is held.

All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditors report, fixing the number of directors for the following year, election of directors and re-appointment of the incumbent auditor is deemed to be special business. A notice of a meeting of shareholders at which special business is to be transacted must state the nature of that business in sufficient detail to allow the Corporation's shareholders to form a reasonable judgment on that business and the text of any special resolution to be submitted to the meeting.

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

Limitations on Ownership of Securities
--------------------------------------

There are no limitations on the right to own securities imposed by foreign law or by the Articles of Continuance or other constituent documents.

Change of Control
-----------------

Except for the restrictions set out above that attach to the Corporation's shares, there are no provisions in the Corporation's Articles of Continuance or other constituent documents that would delay, defer or prevent a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation.

Shareholder Ownership Disclosure
--------------------------------

The Corporation's constituent documents do not contain provisions that govern an ownership threshold above which its shareholder ownership must be disclosed. However, we are governed by the Securities Act (Alberta) and under that Act, a person or company that becomes an "insider" (as that term is defined in such
FAct), must file a report with the applicable securities commission disclosing any direct or indirect beneficial ownership or control or direction over the Corporation's securities. An "insider" includes all of the Corporation's directors and senior officers, every director or senior officer of a company that is itself an insider of the Corporation, all its subsidiaries, any person or corporation that, beneficially owns, directly or indirectly, voting securities of the Corporation, exercises control or direction over its voting securities, or beneficially owns, directly or indirectly, certain voting securities of the Corporation and exercises control or direction over certain voting securities of the Corporation that carry more than 10% of the voting rights attached to all of its voting securities, excluding voting securities held by a person or company as underwriter in the course of a distribution.

Capital Changes
---------------

The Corporation's Articles of Incorporation and other constituent documents do not contain provisions that govern changes in its capital that are more stringent than those required by Canadian securities laws.

     C.   Material Contracts.

There are no contracts other than normal course of business agreements.

     D.   Exchange controls.

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item 10E., Taxation".

The Investment Canada Act (the "Act"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO

Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2004 WTO Review Threshold is CDN$237,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$237,000,000, (in 2004) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada;
(iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada's ability to compete in world markets.

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

     E.   Taxation.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

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

Scope of this Disclosure

Authorities
-----------

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders
------------

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders
----------------

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
---------------------------------------------------------------------------

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S.
Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services;
(h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed
------------------------------------------------------------------------------

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation--Canadian Federal Income Tax Considerations" below).


U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares
------------------------------

     General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

     Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a

"qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a "passive foreign investment company" for the taxable year ended October 31, 2004, and does not expect that it will be a "passive foreign investment company" for the taxable year ending October 31, 2005. (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its "passive foreign investment company" status or that the Company will not be a "passive foreign investment company" for the current or any future taxable year. Accordingly, although the Company believes that it should be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

     Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

     Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares
----------------------------

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit
------------------

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income." However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive income" and "general income" (and the other categories of income, including "financial services income," are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax
---------------------------------------------

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation
------------------------------

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the
Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company
----------------------------------

The Company  generally  will be a "passive  foreign  investment  company"  under
Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the "net capital gain" of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over
(b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended October 31, 2004, and does not expect that it will be a PFIC for the taxable year ending October 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.


Canadian Federal Income Tax Considerations

The summary below is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

     Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on these common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention
(1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is limited to 15% reduced to 5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company. These treaty limits do not apply to dividends paid on common shares held by a holder resident in the U.S. where the holding is effectively connected to a permanent establishment in Canada through which a business is carried on. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

     Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. A capital gain occurs when proceeds from the disposition of a share or other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, a capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as property used or held by him in a business (other than an insurance business) carried on in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five year period immediately preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss which can be used to reduce taxable income to the extent that such Holder can offset it against a capital gain. A capital loss cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

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

     F.   Dividends and paying agents.

Not applicable.

     G.   Statement by experts.

Not applicable.

     H.   Documents on display.

The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is a "foreign private issuer" as defined in the Exchange Act. A foreign private issuer is exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability. Readers may review a copy of the Company's filings with the U.S. Securities and Exchange Commission ("the "SEC"), including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Readers may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company has only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended.

The Company is required to file financial statements and other information with all of the Securities Commissions in Canada electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

Copies of any documents referred to in this Annual Report and filed with the SEC can be viewed at the Company's head office during normal business hours.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     A.   Debt securities.

Not applicable.

     B.   Warrants and rights.

Not applicable.

     C.   Other securities.

Not applicable.

     D.   American depositary shares.

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, the Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company's disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Report on Internal Control Over Financial Reporting

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these disclosure controls and procedures during the fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Peter H. Kinash of the Audit Committee meets the requirements of an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Kinash is independent in accordance with the independence requirements for audit committee members under the rules of the American Stock Exchange

ITEM 16B.  CODE OF ETHICS

The Company developed a code of ethics to reflect SEC rules and other proposed regulations, which code of ethics was adopted by the board of directors. The Code of ethics governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The code of ethics deals with the following issues:

     o compliance with all the laws and regulations identified in the code of ethics;

     o    corporate opportunities and conflicts of interest;

     o    the quality of the public disclosures;

     o    the protection and appropriate use of the Company's properties;

     o    the protection of confidential information and property;

     o    fair behavior; and

     o    compliance with insider trading and corrupt practices legislation.

All interested investors may acquire a copy of our code of ethics free of charge by written request.

There have been no waivers to the code of ethics since its adoption.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG acted as the Company's independent auditor for the fiscal years ended October 31, 2004 and 2003. The chart below sets forth the total amount billed the Company by KPMG for services performed in the years 2004 and 2003, and breaks down these amounts by category of service in Cdn$:



----------------------------------------------------------------------
                                             Years ended October 31
----------------------------------------------------------------------
                                           2004                 2003
                                            $                    $
----------------------------------------------------------------------
Audit Fees:                               71,500               66,000
----------------------------------------------------------------------
Audit Related Fees:                                            14,900
----------------------------------------------------------------------
Tax Fees:                                 40,047               13,500
----------------------------------------------------------------------
All Other Fees:                               --                   --
----------------------------------------------------------------------
Total                                    111,547               94,400
----------------------------------------------------------------------


"Audit Fees" are the aggregate fees billed by KPMG for the audit of the Company's consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company's financial reporting.

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Audit Committee's pre-approval policies and procedures

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

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

 Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
           AFFILIATED PURCHASERS.

None.

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

         Audited Consolidated Financial Statements of Chartwell Technology Inc. for the fiscal years ended October 31, 2002, 2003 and 2004.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

 Exhibit
 Number        Description
 ------        -----------
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

 1.6(1) Certificate of Registration as an Extra-Provincial Corporation in Alberta, Chartwell Ventures Ltd., dated June 21, 1994

 1.7(1) Certificate of Continuance from British Columbia to Alberta, Chartwell Ventures Ltd., dated December 18, 1995

 1.8(1) Certificate of Name Change from Chartwell Ventures Ltd. to Chartwell Technology Inc., dated December 8, 1998

 1.9(1)        Amended Articles of Brockton Resources Inc.

 1.10(3) Revised Company By-Laws, approved July 31, 2000 (previously filed as Exhibit 4.2)

 4.1(1)        Stock  Option  Plan,  dated June 22,  1998  (previously  filed as
               Exhibit 3.8)

 4.2(1)        Form of Software Licensing Agreement (previously filed as Exhibit
               3.14)

 4.3(1) Contractual Rights and Software Purchase and Sale Agreement dated November 1, 1999 By and Among Chartwell Technology Inc., Gateway Technology Inc. and Gaming Tech Corporation (previously filed as
               Exhibit 3.15)

 4.4(2)        ????

 4.5(3) Revised Stock Option Plan, dated June 23, 2000 (previously filed as Exhibit 4.1)

 4.5           Revised Stock Option Plan, dated March 22, 2004

 8.1           List of subsidiaries

11.1           Code of Ethics

12.1           Certification of CEO required by Rule 13a-14(a) or Rule 15d-14(a)

12.2           Certification of CFO required by Rule 13a-14(a) or Rule 15d-14(a)

 Exhibit
 Number        Description
 ------        -----------
13.1           Certification  of CEO  pursuant  to 18  U.S.C.  Section  1350  as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of CFO pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
---------------

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


Date:  May 16, 2005                By:  /s/ Don Gleason
                                        ----------------------------------------
                                        Don Gleason, Chief Financial Officer
kpmg







                      Consolidated Financial Statements of


                      CHARTWELL TECHNOLOGY INC.



                      Years ended October 31, 2004, 2003 and 2002.

Auditors' Report to the shareholders

We have audited the consolidated balance sheets of Chartwell Technology Inc. as at October 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP
KPMG LLP



Chartered Accountants

Calgary, Canada
December 21, 2004

CHARTWELL TECHNOLOGY INC.
Consolidated Balance Sheets

As at October 31
(stated in Canadian dollars)

-------------------------------------------------------------------------------------------------
                                                                    2004                  2003
-------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash                                                    $   5,995,863         $  3,465,120
     Short term investments                                      3,318,286            1,712,890
     Accounts receivable                                         1,916,309            1,991,725
     Deferred set-up expense                                        58,585               47,452
     Prepaid expenses and deposits                                 230,632              148,699
     Notes receivable                                              117,873                    -
     Future income tax asset (note 7)                              115,000              110,000
-------------------------------------------------------------------------------------------------
     Total current assets                                       11,752,548            7,475,886

Due from related parties (note 6)                                  178,961              190,512
Property and equipment (note 2)                                    431,824              338,969
Goodwill (note 4(c))                                               811,666                    -
Deferred software development costs (note 3)                       607,900              530,948
Deferred set-up expense                                             68,186              162,390
Notes receivable                                                   180,573                    -
Future income tax asset (note 7)                                   929,964              520,000

-------------------------------------------------------------------------------------------------
                                                             $  14,961,622         $  9,218,705
-------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable and accrued liabilities                $     708,900         $    217,012
     Current portion of obligations under capital lease             15,640                5,956
     Deferred revenue                                              478,952              707,433
-------------------------------------------------------------------------------------------------
     Total Current liabilities                                   1,203,492              930,401

Deferred revenue                                                   615,748              980,502
Obligations under capital lease                                     20,793                3,031

Shareholders' equity:
     Share capital (note 4)                                     16,502,188           14,809,723
     Contributed surplus                                           102,572                    -
     Deficit                                                    (3,483,171)          (7,504,952)
     -------------------------------------------------------------------------------------------
     Total Shareholders equity                                  13,121,589            7,304,771

Commitments (note 9)
Subsequent event (note 12)
-------------------------------------------------------------------------------------------------
                                                             $  14,961,622         $  9,218,705
-------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

On behalf of the Board:


Signed "Darold H. Parken"                       Signed "Rod A. Ferguson"
----------------------------                    ------------------------
     Director                                     Director

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Operations and Deficit

Years ended October 31
(stated in Canadian dollars)


-----------------------------------------------------------------------------------------------
                                                   2004              2003              2002
-----------------------------------------------------------------------------------------------
Revenue:
     Software license fees                    $ 11,268,494      $  6,300,335      $  2,646,766
     Software set-up fees                          798,343           919,892           896,560
     Interest and other                            134,640           109,411           302,031
-----------------------------------------------------------------------------------------------
                                                12,201,477         7,329,638         3,845,357

Expenses
     Software development and support            4,417,981         3,288,164         2,648,223
     Sales, general and administrative           3,498,607         1,947,372         2,385,652
     Amortization of deferred software
       development costs                            98,048           110,068           110,076
     Stock-based compensation                      102,572                 -                 -
     Depreciation and amortization                 244,251           137,310           108,008
     Foreign currency loss (gain)                  233,201           795,186           (85,795)
-----------------------------------------------------------------------------------------------
                                                 8,594,660         6,278,100         5,166,164

-----------------------------------------------------------------------------------------------
Net income (loss) before income taxes            3,606,817         1,051,538        (1,320,807)

Income taxes:
     Future income tax reduction (note 7)         (414,964)         (630,000)                -

-----------------------------------------------------------------------------------------------
Net income (loss)                                4,021,781         1,681,538        (1,320,807)

Deficit, beginning of year                      (7,504,952)       (9,186,490)       (7,865,683)

-----------------------------------------------------------------------------------------------
Deficit, end of year                          $ (3,483,171)     $ (7,504,952)     $ (9,186,490)
-----------------------------------------------------------------------------------------------

Net income (loss) per share:
     Basic                                    $       0.28      $       0.12      $      (0.10)
     Diluted                                          0.24              0.12             (0.10)
-----------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Consolidated Statements of Cash Flows

Years ended October 31
(stated in Canadian dollars)


--------------------------------------------------------------------------------------------------------
                                                           2004              2003              2002
--------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Net income (loss)                                $  4,021,781      $  1,681,538      $ (1,320,807)
     Depreciation and amortization                         244,251           137,310           108,008
     Unrealized foreign exchange losses                    268,327           550,234                 -
     Amortization of deferred software
        development costs                                   98,048           110,068           110,076
     Stock-based compensation                              102,572                 -                 -
     Interest income capitalized                           (11,413)          (27,947)          (11,570)
     Issue of shares as finders fee                              -            25,000                 -
     Future income tax reduction                          (414,964)         (630,000)                -
     Write-down of long-term securities                          -                 -            42,882
     Gain on disposal of Property and Equipment             (9,213)                -            24,258
     Contracts acquired on acquisition                      25,000                 -                 -
--------------------------------------------------------------------------------------------------------
                                                         4,324,389         1,846,203        (1,047,153)
     Change in non-cash working capital:
         Accounts receivable                               (34,819)         (863,086)          (79,598)
         Due from related parties                           20,000                 -                 -
         Deferred set-up expense                            83,071           107,441           (94,741)
         Prepaid expenses                                 (100,904)          (69,552)              720
         Accounts payable and accrued liabilities          491,888            47,858           109,257
         Deferred revenue                                 (593,235)          366,813          (107,363)
--------------------------------------------------------------------------------------------------------
                                                          (133,999)         (410,526)         (171,725)
--------------------------------------------------------------------------------------------------------
                                                         4,190,390         1,435,677        (1,218,878)
Financing:
     Issue of shares for cash                              855,799           152,500           121,088
     Repayment of lease obligations                         27,446            (6,841)          (10,286)
--------------------------------------------------------------------------------------------------------
                                                           883,245           145,659           110,802
Investing:
     Sale (purchase) of short term investments          (1,605,396)        1,468,604           168,513
     Purchase of property and equipment                   (604,404)         (207,905)          (97,248)
     Deferred software development costs                  (175,000)         (530,948)                -
--------------------------------------------------------------------------------------------------------
                                                        (2,384,800)          729,751            71,265

Effect of foreign exchange rate changes on cash           (158,092)         (550,234)                -
--------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                              2,530,743         1,760,853        (1,036,811)
Cash, beginning of year                                  3,465,120         1,704,267         2,741,078
--------------------------------------------------------------------------------------------------------
Cash, end of year                                     $  5,995,863      $  3,465,120      $  1,704,267
--------------------------------------------------------------------------------------------------------
Supplemental cash flow information:
     Interest received                            $        123,228     $     101,464     $     290,462
     Interest paid                                          (2,048)           (1,955)           (2,201)
--------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


Chartwell Technology Inc. (the "Company") is incorporated under the Business Corporations Act (Alberta). The Company specializes in the development of games and entertainment content for Internet and Intranet deployment. The Company's software products and games are designed for use in gaming, entertainment, advertising and promotional applications.


1.   Significant accounting policies:

     (a)  Basis of presentation:

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gateway Technology Inc. ("GTI"), a United States company, and Chartwell Games Corp. ("CGC") (formerly Gaming Tech Corporation), a Belize company. GTI is a US incorporated company, which was acquired on November 1, 1998, and CGC was incorporated in Belize and commenced operations November 1, 1999. The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada and Canadian dollars is the functional currency. Except for the information disclosed in note 11 there are no material differences between Canadian and United States generally accepted accounting principles in these consolidated financial statements.

     (b)  Property and equipment:

          Property and equipment are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

          ----------------------------------------------------------------
          Capital assets under lease                                 30%
          Computer equipment                                         30%
          Furniture and equipment                                    20%
          ----------------------------------------------------------------

     (c)  Deferred software development costs:

          Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company's intent to market the software, and the existence of adequate resources to complete the project. In the year ended October 31, 2004, the Company deferred $175,000 of software development costs which will be amortized over an estimated useful life of three years, commencing in the year when commercial sales of the products commence. Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


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

     (e)  Revenue recognition:

          The Company enters into contractual agreements with licensees that provide for the provision of graphics, web design and software implementation services, the licensing of software, and the provision of unspecified software upgrades over the fixed term of the contract. Revenue under such contractual arrangements is not recognized before there exists persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed and determinable, and the collectibility of outstanding amounts is considered probable. The Company considers persuasive evidence to exist when a formal contract or purchase order is signed. Delivery occurs over the term of the arrangement as described further below. The Company considers a fee to be fixed and determinable when it is for a measurable amount and receivable over a period not to exceed twelve months. Finally, the Company assesses collectibility relative to customer payment histories, credit checks, the nature of the customer and other relevant information. As the Company's contractual arrangements provide for the delivery of multiple elements, the Company evaluates whether vendor-specific objective evidence ("VSOE") exists to allow for the allocation of the arrangement fee between the undelivered elements and the delivered elements for revenue recognition purposes. To date, as the period provided for in contractual arrangements for the provision of unspecified upgrades is consistent with the license period, the Company has not been able to identify VSOE and allocate revenue between delivered and undelivered elements. Accordingly, set-up fees are recognized ratably over the term of the contract, commencing upon completed delivery of the implementation and integration services. License fees, which are contingent upon customer usage, are recognized on an accrual basis as earned over the life of the contract.

          Direct and incremental costs incurred with respect to the set-up contractual arrangements have been deferred as deferred set-up expense and are recognized ratably over the term of the contract consistent with that for the related revenue recognition.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

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

     (h)  Stock-based compensation:

          Effective November 1, 2002, the Company adopted the Canadian standards for accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and non-employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. In addition, the new standards require that equity instruments issued to non-employees be recorded at their fair value at the date they are earned. The new recommendations permit the measurement of compensation expense for stock options granted to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method.

          The Company has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted. On November 1, 2004, as a result of a change in accounting standards, the Company is no longer able to follow this alternate method and must recognize the fair value of options issued to employees as an expense over the period of the related employee service. The Company has elected to adopt this new policy retroactively without restatement of prior periods. As a result, $430,563, representing the estimated value of stock options issued to employees in 2003 and 2004, will be charged to deficit and credited to contributed surplus on November 1, 2004.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

     (i)  Use of estimates:

          The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Areas of significant estimate include the recoverability of deferred software development costs, amortization periods for property and equipment, provision for doubtful accounts, the realization of future tax assets, deferred set-up fee expenses, and stock-based compensation. Actual results could differ from management's best estimates and underlying assumptions as additional information becomes available in the future.

     (j)  Goodwill:

          Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying value amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before extraordinary items and discontinued operations.

     (k)  Comparative figures:

          Certain comparative figures have been reclassified to conform with the current year financial statement presentation.

     (l)  Cash and short term investments:

          Cash consists of bank deposits. Short-term investments consist of maturities of three months or less and are recorded at cost which does not differ materially from fair value.

2.   Property and equipment:

     ---------------------------------------------------------------------------------------------
                                                                    Accumulated          Net book
     2004                                                Cost      amortization             value
     ---------------------------------------------------------------------------------------------
     Property and equipment under lease          $     90,152       $   52,279        $   37,873
     Computer equipment                               732,740          514,523           218,217
     Furniture and equipment                          264,627           88,893           175,734
     ---------------------------------------------------------------------------------------------
                                                 $  1,087,519       $  655,695        $  431,824
     ---------------------------------------------------------------------------------------------

     2003
     ---------------------------------------------------------------------------------------------
     Property and equipment under lease          $     47,005       $   36,047        $   10,958
     Computer equipment                               730,773          447,361           283,412
     Furniture and equipment                           89,558           44,959            44,599
     ---------------------------------------------------------------------------------------------
                                                 $    867,336       $  528,367        $  338,969
     ---------------------------------------------------------------------------------------------


3.   Deferred software development costs:

     ---------------------------------------------------------------------------
                                                      2004              2003
     ---------------------------------------------------------------------------
     Software development costs                  $ 1,230,097       $ 1,055,097

     Less:  accumulated amortization                (622,197)         (524,149)
     ---------------------------------------------------------------------------
     Net book value                              $   607,900       $   530,948
     ---------------------------------------------------------------------------

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


4.   Share capital:

     (a)  Authorized:

          100,000,000 common shares without par value

     (b)  Issued:

          ------------------------------------------------------------------------------------------------
                                                                            Number
                                                                         of shares               Amount
          ------------------------------------------------------------------------------------------------
          Balance, October 31, 2001                                      15,628,501        $  14,511,135

               Issued for cash on exercise of stock options                 189,200              121,088
          ------------------------------------------------------------------------------------------------
          Balance, October 31, 2002                                      15,817,701           14,632,223

               Issued for cash on exercise of stock options                 145,000              152,500
               Issued as finders fee                                         25,000               25,000
          ------------------------------------------------------------------------------------------------
          Balance, October 31, 2003                                      15,987,701           14,809,723

               Issued for cash on exercise of stock options                 701,932              855,799
               Release of shares from escrow                                      -              836,666
               Shares cancelled from escrow and returned to treasury       (666,667)                   -
          ------------------------------------------------------------------------------------------------
          Balance, October 31, 2004                                      16,022,966        $  16,502,188
          ------------------------------------------------------------------------------------------------

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


4.   Share capital (continued):

     (c)  Release of escrowed shares and goodwill:

          On November 1, 1998, the Company acquired all of the issued and outstanding shares of Gateway Technology Inc. ("GTI") for consideration of 1,000,000 common shares. Under the terms of the Purchase Agreement, the shares were placed in escrow and were releasable from time to time as one escrowed share for each $1.00 of cash flow generated by GTI subsequent to its acquisition by the Company. Shares remaining in escrow at October 31, 2003 were to be returned to the Company and cancelled. The escrowed shares were considered contingent consideration and valued at $nil in the financial statements at November 1, 1998.

          At October 31, 2003 application was made to the TSX Venture Exchange for the release of 333,333 shares in accordance with the terms of the escrow agreement. On February 12, 2004 the Exchange provided approval for the release of the shares and on April 27, 2004 the shares were released from escrow. The release of the shares have been accounted for as an additional cost of the purchase of GTI, equal to the fair value of the shares on February 12, 2004 of $836,666. The remaining 666,667 shares were cancelled and returned to treasury.

          The additional consideration of $836,666 has been assigned to license contracts acquired, in the amount of $25,000 and the remaining $811,666 to goodwill. The contracts expired in 2001 and the assigned consideration of $25,000 was written off as a current period expense.

          On August 18, 2004 application was made to the Alberta Securities Commission for the release of 955,400 shares held in escrow on behalf of the principles of the Company and others, subject to the direction and determination of the regulatory authorities in the Province of Alberta. On October 5, 2004 consent was given by the Alberta Securities Commission to the release of all shares held pursuant to that agreement

          375,000 shares remain in escrow on behalf of the principals of the Company and are subject to the direction and determination of the securities regulatory authorities in the Province of British Columbia.

     (d)  Stock option plan:

          The Company has a stock option plan for its directors, officers, employees and key consultants whereby an amount of options to acquire a maximum of 3,264,000 shares may be granted subject to certain terms and conditions. Stock option vesting privileges are at the discretion of the Board. The exercise price for stock options granted is no less than the quoted market price on grant date.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


4.   Share capital (continued):

     (e)  Continuity of options issued under the plan:

          A summary of the status of the plan as of October 31, 2004, 2003 and 2002 and the changes during the years is presented below:

         --------------------------------------------------------------------------------------------------------
                                            October 31,                October 31,                 October 31,
         --------------------------------------------------------------------------------------------------------
                                                   2004                       2003                        2002
                                   ---------------------       ---------------------       ----------------------
                                                Weighted                    Weighted                    Weighted
                                                 average                     average                     average
                                                exercise                    exercise                    exercise
                                     Shares        price        Shares         price         Shares        price
         --------------------------------------------------------------------------------------------------------
         Outstanding, beginning
           of year                 2,616,100       $ 1.19     2,388,866    $    1.21      2,011,566    $    1.15
         Granted                     600,000       $ 2.45       503,900         1.08        426,400         1.54
         Exercised                  (701,932)      $ 1.22      (145,000)        1.05              -            -
         Forfeited                  (158,334)      $ 1.31      (131,666)        1.38        (49,100)        1.80
         --------------------------------------------------------------------------------------------------------
         Outstanding, end of
           year                    2,355,834       $ 1.49     2,616,100    $    1.19      2,388,866    $    1.21
         --------------------------------------------------------------------------------------------------------


     (f)  Summary of the balances of options issued under the plan:

         ------------------------------------------------------------------------------------------------------
                                              Options Outstanding                       Options Exercisable
         ------------------------------------------------------------------------------------------------------
                                                      Weighted
                                                       average        Weighted                        Weighted
                                                     remaining         average                         average
         Range of                                  contractual        exercise                        exercise
         exercise prices               Number     life (years)           price           Number          price
         ------------------------------------------------------------------------------------------------------
         $ 1.00-1.50                1,530,067            1.7        $    1.06        1,230,975        $   1.07
           1.51-2.00                  250,767            2.2             1.72          173,596            1.77
           2.01-2.50                  175,000            3.6             2.35           50,000            2.09
            2.51-3.00                 400,000            4.3             2.63           37,500            2.58
         ------------------------------------------------------------------------------------------------------
         $ 1.00-3.00                2,355,834            2.3        $    1.49        1,492,071        $   1.22
         ------------------------------------------------------------------------------------------------------

          The weighted average grant date fair value of stock options granted during 2004 was $1.55.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


4.   Share capital (continued):

     (g)  Per share amounts:

          The weighted average number of shares outstanding for the year was 14,249,151 (2003 - 13,504,890; 2002 - 13,485,109). Diluted shares of
          16,709,931 for 2004 reflect the dilutive effect of the exercise of the options outstanding. Diluted loss per share was not disclosed separately in 2002 as the exercise of options outstanding would have had an anti-dilutive effect on net loss per share. Contingently returnable and issuable shares held in escrow have been excluded from the calculations.


5.   Stock-based compensation:

     The Company has calculated the fair value of stock options granted in 2004 to employees, directors, and officers using the Black Scholes option pricing model, assuming a dividend yield of 0%, a risk-free interest rate of 4%, weighted average expected volatility of 67%, and an expected option life of 5 years. Had compensation expense been determined based on the fair value of the 2004 employee stock option awards at the grant dates, the Company's net income and loss per share for 2004 would have been changed to the following pro forma amounts:

      ----------------------------------------------------------------------------------
      2004                                          As reported            Pro Forma
      ----------------------------------------------------------------------------------
      Net income                                    $   4,021,781        $   3,671,031
      ----------------------------------------------------------------------------------
      Net income per share:
          Basic                                     $        0.28        $        0.26
          Diluted                                   $        0.24        $        0.22
      ----------------------------------------------------------------------------------


      ----------------------------------------------------------------------------------
      2003                                          As reported            Pro Forma
      ----------------------------------------------------------------------------------
      Net income                                    $   1,681,538        $   1,601,725
      ----------------------------------------------------------------------------------
      Net income per share:
          Basic                                     $        0.12        $        0.12
          Diluted                                   $        0.12        $        0.12

     Of the 600,000 stock options granted in 2004, 125,000 were issued to consultants. The estimated fair value of those options of $102,572 has been charged to operations.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


6.   Related party transactions:

     For the year ended October 31, 2004, the Company incurred legal fees of $60,000 (2003 - $60,000; 2002 - $60,000) and consulting fees of $165,000
     (2003 - $165,000; 2002 - $162,000) to certain directors of the Company in the normal course of business. These transactions were measured at the exchange amount and recorded in general and administrative expenses.

     Amounts due from related parties of $178,961 (2003 - $190,512) consist of amounts due from certain Company officers, directors and employees. Of these amounts, $29,907 is non-interest bearing, unsecured and with no set terms of repayment. The remaining $149,054 bears 6% interest, is secured by 189,200 common shares of the Company and has no set terms of repayment.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


7.   Income taxes:

     Income tax recovery differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the net income (loss) for the year. The reasons for the differences are as follows:

     ----------------------------------------------------------------------------------------------------
                                                             2004              2003               2002
     ----------------------------------------------------------------------------------------------------
     Net income (loss) before income taxes            $  3,606,817      $  1,051,538       $ (1,320,807)
     ----------------------------------------------------------------------------------------------------
     Combined Canadian federal and provincial
       statutory rate                                        34.4%             37.2%              39.7%

     Computed provision (recovery)                    $  1,240,746      $    391,173       $   (524,360)
     Non-tax-based amortization                                  -            40,945             43,653
     Difference in foreign tax rates, net of
       foreign property accrual income                    (218,301)            8,743             35,596
     (Realization) benefit of future tax assets
       not recognized                                     (444,602)         (451,767)           436,825
     Stock-based compensation                               35,284                 -                  -
     Non deductible expenses                                16,873            10,906              8,287
     Reduction of valuation allowance                   (1,044,964)         (630,000)                 -
     ----------------------------------------------------------------------------------------------------
     Actual recovery                                  $   (414,964)     $   (630,000)      $          -
     ----------------------------------------------------------------------------------------------------

     The adjustment in respect of differences in foreign tax rates includes amounts arising from the differences in taxable income in the various jurisdictions in which the Company operates.

     The components of the Company's net future income tax asset at October 31, 2004 and 2003 are as follows:

     ------------------------------------------------------------------------------------------
     2004                                         Canada       United States            Total
     ------------------------------------------------------------------------------------------
     Non-capital/net operating losses       $          -       $     19,393       $    19,393
     Property and equipment                      114,097                  -           114,097
     Share issue costs                               297                  -               297
     Resource deductions                          75,785                  -            75,785
     Deferred development costs                  658,860                  -           658,860
     Deferred revenue                            238,545                  -           238,545
     Deferred set-up expense                     (42,620)                 -           (42,620)
     ------------------------------------------------------------------------------------------
                                               1,044,964             19,393         1,064,357

     Less: valuation allowance                         -            (19,393)          (19,393)
     ------------------------------------------------------------------------------------------
                                            $  1,044,964       $          -       $ 1,044,964
     ------------------------------------------------------------------------------------------

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


7.   Income taxes (continued):

     ------------------------------------------------------------------------------------------
     2003                                         Canada       United States            Total
     ------------------------------------------------------------------------------------------
     Non-capital/net operating losses         $     64,930       $   20,995        $    85,925
     Property and equipment                         81,337                -             81,337
     Share issue costs                              57,140                -              57,140
     Resource deductions                            78,039                -              78,039
     Deferred development costs                  1,284,846                -           1,284,846
     Deferred revenue                              465,508                -             465,508
     Deferred set-up expense                       (72,647)               -             (72,647)
------------------------------------------------------------------------------------------------
                                                 1,959,153           20,995           1,980,148

     Less: valuation allowance                  (1,329,153)         (20,995)         (1,350,148)
------------------------------------------------------------------------------------------------
                                              $    630,000       $        -        $    630,000
------------------------------------------------------------------------------------------------

     At October 31, 2004, the Company has non-capital loss carry-forwards for Canadian income tax purposes of $nil (2003 - $187,550) available for deduction against future years' taxable income. In addition, the Company has net operating losses carry-forward for United States income tax purposes of approximately $57,038 (2003 - $61,750) available for deduction against future year's taxable income. These losses expire between 2018 and 2019.


8.   Financial instruments:

     The Company's financial instruments consist of cash, short term investments, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities and capital lease obligations. The fair value of these financial instruments approximate their carrying values. It is management's opinion that the Company is not exposed to significant interest and or credit risk. The Company's credit risk lies in its accounts receivable where the balance is due from a small number of customers. The Company's short term investments consist of investments in low risk, fixed interest, corporate and government bonds. A substantial portion of the Company's revenue is exposed to currency fluctuations.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


9.   Commitments:

     Leases:

     Future minimum annual payments under operating and capital leases are as follows:

     ----------------------------------------------------------------------
     2005                                                        $ 394,216
     2006                                                        $ 406,878
     2007                                                        $ 323,593
     2008                                                        $ 316,520
     2009                                                        $ 299,840
     Thereafter                                                  $  24,708
     ----------------------------------------------------------------------


10.  Segmented information:

     The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by Canadian accounting standards.

     The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operation:

     --------------------------------------------------------------------------------------
     2004                                   Canada             Belize                Total
     --------------------------------------------------------------------------------------
     Software set-up fees             $          -      $     798,343        $     798,343
     Software license fees            $    204,154      $  11,064,340        $  11,268,494
     Total assets                     $  7,186,451      $   7,775,171        $  14,961,622
     --------------------------------------------------------------------------------------


     --------------------------------------------------------------------------------------
     2003
     --------------------------------------------------------------------------------------
     Software set-up fees             $          -      $     919,892        $     919,892
     Software license fees            $    227,538      $   6,072,797        $   6,300,335
     Total assets                     $  7,731,868      $   1,486,837        $   9,218,705
     --------------------------------------------------------------------------------------


     --------------------------------------------------------------------------------------
     2002
     --------------------------------------------------------------------------------------
     Software set-up fees             $     51,832      $     844,728        $     896,560
     Software license fees            $    231,071      $   2,415,695        $   2,646,766
     Total assets                     $  4,660,842      $   2,290,995        $   6,951,837
     --------------------------------------------------------------------------------------

     During the year ended October 31, 2004, four licensees (2003 - four; 2002 - three), each of which provided more than 10% of the Company's total sales revenue, accounted for 79.4% (2003 - 72.6%; 2002 - 68.5%) of the Company's 2004 total sale revenue.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


11. Differences in generally accepted accounting principles between Canada and the United States:

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Any differences in United States generally accepted accounting principles ("U.S. GAAP") as they pertain to the Company's financial statements are not material except as follows:

     (a)  Reconciliation of Canadian GAAP to U.S. GAAP net income (loss):

          The effect on the net income (loss) for each of the years in the three year period ended October 31, 2004 of the differences between Canadian GAAP and U.S. GAAP is summarized as follows:

         ------------------------------------------------------------------------------------------------------
                                                                           Years ended October 31,
                                                              ------------------------------------------------
                                                                       2004              2003             2002
         ------------------------------------------------------------------------------------------------------
         Net income (loss) for the year as reported
         in accordance with Canadian GAAP                     $   4,021,781     $   1,681,538    $  (1,320,807)

         Compensation (expense) reduction - repricing
           of stock options                                      (2,474,811)         (228,900)          95,820

         Compensation expense - escrowed shares                    (289,862)                -                -

         Software development costs                                (175,000)         (530,948)               -

         Amortization of software development costs                  98,049                 -                -

         Stock based compensation expense:
           APB 25                                                         -                 -           (7,981)
           FAS 123                                                        -                 -         (105,119)
         ------------------------------------------------------------------------------------------------------
         Net income (loss) - U.S. GAAP                            1,180,157           921,690       (1,338,087)

         Deficit, beginning of year - U.S. GAAP                  (9,449,247)      (10,370,937)      (9,032,850)
         ------------------------------------------------------------------------------------------------------
         Deficit, end of year - U.S. GAAP                     $  (8,269,090)    $  (9,449,247)   $ (10,370,937)
         ------------------------------------------------------------------------------------------------------
         Net income (loss) per share:
           Basic                                              $        0.08     $        0.07    $       (0.10)
           Diluted                                            $        0.07     $        0.07    $       (0.10)
         --------------------------------------------------------------------------------------------------------

          For U.S. GAAP purposes, the amounts of interest income would not be included in the subtotal of revenue.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


11. Differences in generally accepted accounting principles between Canada and the United States (continued):

     (a) Reconciliation of Canadian GAAP to U.S. GAAP net income (loss) (continued):

          The components of comprehensive income are as follows:

         -----------------------------------------------------------------------------------------------
                                                             2004              2003               2002
         -----------------------------------------------------------------------------------------------
         Net income (loss) - U.S. GAAP               $  1,180,157       $   921,690      $  (1,338,087)

         Other comprehensive (loss) income:
              Change in fair value of available
                for sale securities                        59,166            (1,365)           (85,426)

         -----------------------------------------------------------------------------------------------
         Comprehensive income (loss)                 $  1,239,323       $   920,325      $  (1,423,513)
         -----------------------------------------------------------------------------------------------


          Balance sheet items which vary in conformity with U.S. GAAP and SEC requirements:

         ---------------------------------------------------------------------------------------
                                                                     2004                 2003
         ---------------------------------------------------------------------------------------
         Assets:
           Deferred software development costs              $           -        $           -
         ---------------------------------------------------------------------------------------
                                                            $           -        $           -
         ---------------------------------------------------------------------------------------
         Shareholders' equity:
              Accumulated other comprehensive income        $           -        $     (59,166)
              Deficit                                          (8,269,090)          (9,449,247)
         ---------------------------------------------------------------------------------------
                                                           $   (8,269,090)       $  (9,508,413)
         ---------------------------------------------------------------------------------------

          There are no variations between the carrying values of liabilities and those amounts measured using U.S. GAAP.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


11. Differences in generally accepted accounting principles between Canada and the United States (continued):

     (b)  Stock based compensation:

          The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123 which is consistent to the policy applied for Canadian GAAP purposes since November 1, 2002. During 2004, there were 125,000 options granted to consultants or other third parties (2003 - nil; 2001 - 100,000). There was $102,572
          (2003 - $nil; 2002 - $105,119) charged to income for those options in 2004.

          All options granted to date have been fixed and granted to employees, directors and officers of the Company. The Company has calculated the fair value of stock options granted using the Black Scholes option pricing model with the following weighted-average assumptions:

         ---------------------------------------------------------------------
                                                 2004        2003       2002
         ---------------------------------------------------------------------
         Risk free interest rate                   4%          4%         5%
         Expected Volatility                      67%         99%        72%
         Expected option life (in years)            5           5          5
         Dividend yield                            0%          0%         0%
         ---------------------------------------------------------------------

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


11. Differences in generally accepted accounting principles between Canada and the United States (continued):

     (b)  Stock based compensation (continued):

          Had the Company determined employee compensation costs based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with US GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS 123 for stock-based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the vesting periods of the options.

         ---------------------------------------------------------------------------------------------------
                                                                       Years ended October 31,
                                                   ---------------------------------------------------------
                                                           2004                  2003                  2002
         ---------------------------------------------------------------------------------------------------
         Net income (loss) - U.S. GAAP:
           As reported                             $  1,180,157          $    921,690         $  (1,338,087)
           Pro forma                                  3,181,738               799,014            (1,703,077)
         ---------------------------------------------------------------------------------------------------
         Net income (loss) per share:
           As reported - basic                     $        .08          $       0.07         $       (0.10)
                       - diluted                   $        .07          $       0.07         $       (0.10)

           Pro forma   - basic                     $        .22          $       0.06         $       (0.13)
                       - diluted                   $        .19          $       0.06         $       (0.13)
         ---------------------------------------------------------------------------------------------------


     (c)  Escrowed shares:

          In accordance with securities regulations 1,330,400 common shares with respect to prior public offerings were placed in escrow with an escrow agent pursuant to escrow agreements. Under the terms of the agreements the shares were to be released upon application by the Company and at the discretion of securities regulators.

          On October 5, 2004, 955,400 common Shares were released from escrow and compensation, of which 252,700 were released to an officer and to a director of the Company. Compensation expense of $289,862 was recorded for the fair value of the shares issued to the officer and director.

CHARTWELL TECHNOLOGY INC.
Notes to Consolidated Financial Statements

Years ended October 31, 2004, 2003 and 2002
(stated in Canadian dollars)
--------------------------------------------------------------------------------


11. Differences in generally accepted accounting principles between Canada and the United States (continued):

     (d)  Additional disclosures under U.S. GAAP:

          (i) The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to U.S. GAAP. Under U.S. GAAP, items defined as, other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet. For the three years ended October 31, 2004 there are no items classified as other comprehensive income, with the exception of a change in the fair value of available for sale securities of $59,166 for the year ended October 31, 2004 (2003 - $(1,365); 2002 - $57,801).

          (ii) The 375,000 common shares held in escrow for the year ended October 31, 2004 (2003 - 1,663,733 and 2002 - 2,330,400) have not been included in the calculation of basic or diluted earnings per share as they are contingently releasable and as doing so would be anti-dilutive. This is the same treatment as under Canadian GAAP.

          (iii)In 2001, 1,330,800 stock options were repriced. In accordance with the intrinsic value method of accounting for stock options, an expense of $702,660 was recognized in the year of repricing. In fiscal 2004 and 2003 these stock options have been accounted for using variable price accounting, resulting in an expense of $2,474,811 in 2004 and an expense of $228,900 in 2003. An expense recapture of $95,820 was realized in 2002. At October 31, 2004, 680,600 (2003 - 1,089,000) of those options, with exercise prices ranging between $1.06 and $1.17 per share, remained unexercised, and expire between January, 2005 and November, 2005.

          (iv) Under U.S. GAAP, deferred software development costs are accounted for under SFAS 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, which requires the expensing of all amounts incurred to the date of technical feasibility. Under Canadian GAAP, these amounts have been capitalized as they meet all of the required criteria.

12.  Subsequent event:

     On December 7, 2004 the Company closed a private placement consisting of 2,365,592 common shares which were sold at a price of $4.65 per share for net proceeds of $10,340,002 before underwriter expenses and related Company legal expenses. The underwriters were granted 141,936 compensation options exercisable at an exercise price of $5.10 per common share for a period of 18 months from the date of the closing of the private placement. All of the securities sold pursuant to the private placement are subject to a four month hold period. Net proceeds of financing will be used for general corporate purposes.